853867

4-1-02

02030339

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

DECOMA INTERNATIONAL INC.
(Exact name of Registrant as specified in its Charter)

50 Casmir Court, Concord, Ontario, Ontario L4K 4J5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

DECOMA INTERNATIONAL INC. (Registrant)

By: RD Benson
R. David Benson
Executive Vice President, Secretary and General Counsel

Date: April 5, 2002

C:\MyFiles\PublicCo\AGM\ProxyMaterial\2002Filing6Kform.54.wpd

EXHIBITS

Exhibit 1	Notice of Annual Meeting of Shareholders of the Registrant to be held on May 6, 2002, in Toronto, Ontario and Management Information Circular dated April 3, 2002.
Exhibit 2	Consolidated Audited Financial Statements of the Registrant for the year ended December 31, 2001.
Exhibit 3	2001 Report to Shareholders of the Registrant (including, on pages 17-31 thereof, Management's Discussion and Analysis of Operations and Financial Position).

DECOMA

April 3, 2002

Dear Shareholder:

On behalf of management and our Board of Directors, we extend a cordial invitation to you to attend the 2002 Annual Meeting of Shareholders of Decoma International Inc.

This Annual Meeting will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario, commencing at 3:00 p.m. (Toronto time) on Monday, May 6, 2002. The Notice of Meeting, Management Information Circular and form of proxy for our Class A Subordinate Voting Shares are enclosed with this letter.

Your shares should be represented at the Annual Meeting. If you are unable to attend the meeting, please complete, date and sign the enclosed form of proxy, and return it in the envelope provided. Even if you plan to attend the meeting, you may nevertheless find it convenient to express your views in advance by completing and returning the proxy form.

We look forward to seeing you at the 2002 Decoma Annual Meeting of Shareholders.

Yours truly,

"Alan J. Power" (signed)

Alan J. Power
President and Chief Executive Officer

DECOMA INTERNATIONAL INC.
50 Casmir Court • Concord • Ontario • Canada • L4K 4J5 • Tel: (905) 669-2888 • Fax: (905) 669-5075

DECOMA

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting of Shareholders of Decoma International Inc. ("Decoma" or the "Corporation") will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada, on Monday, May 6, 2002, commencing at 3:00 p.m. (Toronto time), for the following purposes:

(a) to receive the Consolidated Financial Statements of the Corporation for the year ended December 31, 2001, and the Report of the Auditor thereon;

(b) to elect directors;

(c) to reappoint the Auditor and authorize the directors to fix the Auditor's remuneration; and

(d) to transact such further or other business or matters as may properly come before the meeting or any adjournment(s) thereof.

Only shareholders of record at the close of business on March 20, 2002, will be entitled to receive notice of the meeting.

Decoma's 2001 Annual Report, contains the Consolidated Financial Statements of the Corporation for the year ended December 31, 2001, and the Report of the Auditor thereon. The Management Information Circular dated April 3, 2002 (the "Circular") and form of proxy for the Class A Subordinate Voting Shares are enclosed with this Notice of Meeting. The Circular provides additional information concerning the matters to be dealt with at the meeting.

By order of the Board of Directors,

"R.David Benson" (signed)

R. David Benson
Executive Vice-President,
Secretary and General Counsel

April 3, 2002
Concord, Ontario

Note: If you are unable to be present at the meeting in person, please complete, date and sign the enclosed proxy and return it to the Secretary of the Corporation in the envelope provided for that purpose.

MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (the "Circular") is furnished to the shareholders of Decoma International Inc. ("Decoma" or the "Corporation") in connection with the **solicitation by and on behalf of management and the board of directors of the Corporation** of proxies to be used at the Annual Meeting of Shareholders (the "Meeting") of the Corporation to be held at the Design Exchange, 234 Bay Street, Toronto, Ontario, Canada, on Monday, May 6, 2002, commencing at 3:00 p.m. (Toronto time), and at any adjournment(s) thereof, for the purposes set forth in the attached Notice of Annual Meeting of Shareholders (the "Notice").

This Circular, the Notice and the accompanying form of proxy are being mailed on or about April 3, 2002, to shareholders of record of the Corporation as of the close of business on March 20, 2002. The Corporation will bear all costs associated with the preparation and mailing of this Circular, the Notice and the accompanying form of proxy, as well as the costs of the solicitation of proxies. The solicitation will be primarily by mail; however, officers and regular employees of the Corporation may also directly solicit proxies (but not for additional compensation) personally, by telephone or fax or by other means of electronic transmission. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies, and will be reimbursed for their reasonable expenses in doing so.

All references to dollar amounts in this Circular are to Canadian dollars unless otherwise stated.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are officers of the Corporation. **A shareholder has the right to appoint a person (who need not be a shareholder of the Corporation) as nominee to attend and act for and on such shareholder's behalf at the Meeting, other than the management nominees named in the accompanying form of proxy.** This right may be exercised either by striking out the names of the management nominees where they appear on the front of the form of proxy and by inserting in the blank space provided the name of the other person the shareholder wishes to appoint, or by completing and submitting another proper form of proxy naming such other person as proxy.

A shareholder who has given a proxy, in addition to revocation in any other manner permitted by applicable Canadian law, may revoke the proxy within the time periods described in this Circular by an instrument in writing executed by the shareholder or by his/her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized.

Shareholders desiring to be represented at the Meeting by proxy or to revoke a proxy previously given, must deposit their form of proxy or revocation of proxy at one of the following locations: (i) the principal executive offices of the Corporation at 50 Casmir Court, Concord, Ontario, Canada L4K 4J5; (ii) the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1, addressed to the Secretary of the Corporation; or (iii) the offices of Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado, USA 80401 (mailing address P.O. Box 1596, Denver, Colorado, USA 80201), addressed to the Secretary of the Corporation; in each case, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) thereof, at which the proxy is to be used. If a shareholder who has completed a proxy attends the Meeting in person, any votes cast by such shareholder on a poll will be counted and the proxy will be disregarded.

VOTING OF PROXIES

The shares represented by any valid proxy in favour of the management nominees named in the accompanying form of proxy will be voted for or withheld from voting (abstain) on the election of directors and the reappointment of the Auditor and the authorization of the directors to fix the remuneration of the Auditor, in accordance with any specifications or instructions made by a shareholder on the form of proxy. In the absence of any such specifications or instructions, such shares will be voted: FOR the election as directors of the management nominees named in this Circular and FOR the reappointment of Ernst & Young L.L.P. as Auditor and the authorization of the directors to fix the Auditor's remuneration.

The accompanying form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to such other business or matters which may properly come before the Meeting or any adjournment(s) thereof. As of the date of this Circular, the Corporation is not aware of any other matter to be raised at the Meeting.

RECORD DATE

The Board has fixed the close of business on March 20, 2002, as the record date (the "Record Date") for the Meeting. Only holders of record of Class A Subordinate Voting Shares and Class B Shares as of the close of business on the Record Date are entitled to receive notice of and to attend and vote at the Meeting, except that, in accordance with applicable law, a transferee of Class A Subordinate Voting Shares or Class B Shares acquired after the Record Date shall be entitled to vote at the Meeting if such transferee produces properly endorsed share certificates or otherwise establishes ownership of such shares, and has demanded not later than ten days before the Meeting that the name of such transferee be included in the list of shareholders entitled to vote at the Meeting.

VOTING SECURITIES AND THEIR PRINCIPAL HOLDERS

As at March 20, 2002, there were issued and outstanding 35,692,899 Class A Subordinate Voting Shares. Holders of Class A Subordinate Voting Shares as at the time of taking any vote on the date of the Meeting are entitled to cast one (1) vote per Class A Subordinate Voting Share held by them on each matter to be acted on at the Meeting.

As at March 20, 2002, there were issued and outstanding 31,909,091 Class B Shares. Holders of Class B Shares as at the time of taking any vote on the date of the Meeting are entitled to cast twenty (20) votes per Class B Share held by them on each matter to be acted on at the Meeting.

The following table sets forth information with respect to the only shareholders known to the directors or officers of the Corporation who own beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding Class A Subordinate Voting Shares or Class B Shares of the Corporation, as at March 20, 2002:

	Class of Shares	Number of Shares	Per Cent of Class
Magna International Inc. [(1)]	Class A Subordinate Voting	8,333,333	23.4%
1265058 Ontario Inc. [(1)]	Class A Subordinate Voting	6,604,816	18.5%
Magna International Inc. [(1)]	Class B	24,957,125	78.2%
1265058 Ontario Inc. [(2)]	Class B	6,951,966	21.8%

(1) The Stronach Trust controls Magna International Inc. ("Magna") through the right to direct the votes attached to Magna's Class B shares. Mr. Frank Stronach, a former director of the Corporation (resigned September 16, 1998) and the founder and Chairman of Magna and Ms. Belinda Stronach, a director and Chairman of the Corporation and the President and Chief Executive Officer of Magna, together with two other family members, are the trustees of the Stronach Trust. Mr. Stronach and Ms. Stronach are also two of the members of the class of potential beneficiaries of the Stronach Trust.

(2) 1265058 Ontario Inc. ("1265058") is a wholly-owned subsidiary of Magna.

The Corporation has been advised that Magna and 1265058 intend to vote their respective Class A Subordinate Voting Shares and Class B Shares, as applicable, for the election as directors of the management nominees named in this Circular and for the reappointment of Ernst & Young L.L.P. as Auditor and the authorization of the directors to fix the Auditor's remuneration.

Share Transfer Restrictions

Under applicable Canadian law, an offer to purchase Class B Shares would not necessarily result in an offer to purchase Class A Subordinate Voting Shares. Magna and 1265058, as the holders of all the issued and outstanding Class B Shares, are parties to an agreement (the "Trust Agreement") with Computershare Trust Company of Canada (the "Trustee") and Decoma for the purpose of ensuring that the holders from time to time of the Class A Subordinate Voting Shares will not be deprived of any rights under applicable take-over bid legislation to which they would have been entitled in the event of a take-over bid (which term includes, in certain circumstances, a private offer to purchase) if the Class B Shares and the Class A Subordinate Voting Shares were a single class of shares.

Under the Trust Agreement, Magna and 1265058 have agreed not to sell any Class B Shares, directly or indirectly, pursuant to a take-over bid, as defined under the *Securities Act* (Ontario), in circumstances in which the *Securities Act* (Ontario) would have required the same offer or a follow-up offer to be made to holders of Class A Subordinate Voting Shares if the sale had been a sale of Class A Subordinate Voting Shares rather than Class B Shares, but otherwise on the same terms. This prohibition will not apply if: (i) such sale is made pursuant to an offer to purchase part only of the Class B Shares made to all or any holders of the Class B Shares and an identical offer in all material respects is made concurrently to purchase the Class A Subordinate Voting Shares, which identical offer has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class B Shares; or (ii) there is a concurrent unconditional offer to purchase all the Class A Subordinate Voting Shares at a price per share at least as high as the highest price per share paid pursuant to the take-over bid for the Class B Shares.

The Trust Agreement contains provisions for the authorization of action by the Trustee to enforce the relevant rights of the holders of the Class A Subordinate Voting Shares as beneficiaries of the trust. The obligation of the Trustee to take such action is conditional on Decoma or the holders of the Class A Subordinate Voting Shares providing such funds and indemnity as the Trustee may require. No holder of the Class A Subordinate Voting Shares has the right, other than through the Trust Agreement, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless the Trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Class A Subordinate Voting Shares after provision

of reasonable funds and indemnity to the Trustee.

The Trust Agreement further provides that Magna and 1265058 will not dispose of any Class B Shares, directly or indirectly, unless the disposition is conditional upon the person or company acquiring such shares becoming a party to the Trust Agreement. Conversions of Class B Shares into Class A Subordinate Voting Shares and the subsequent sale of the Class A Subordinate Voting Shares resulting from such conversions are excluded from this prohibition.

The Trust Agreement provides that it may not be amended and no material provision thereof may be waived, except with the approval of the TSE and at least two-thirds of the votes cast by the holders of the Class A Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment or waiver. The two-thirds majority must include a simple majority of the votes cast by holders of the Class A Subordinate Voting Shares excluding any principal shareholders of Decoma (see "Voting Securities and Their Principal Holders") and their affiliates and associates and any persons who have an agreement to purchase Class B Shares on terms which would constitute a sale for the purposes of the Trust Agreement which would not otherwise be permitted thereunder prior to giving effect to the amendment or waiver.

The Trust Agreement does not prevent the holder of any Class B Shares from:

(i) granting a security interest, whether directly or indirectly, in Class B Shares in connection with a *bona fide* borrowing, provided that the secured party concurrently agrees in writing to become a party to and abide by the terms of the Trust Agreement; or

(ii) selling, transferring or otherwise disposing of any or all of the Class B Shares which the holder directly or indirectly holds to a company controlled by or under common control with the holder, provided further that the transferee (if not already a party to the Trust Agreement) concurrently agrees in writing to become a party to and abide by the terms of the Trust Agreement.

No provision of the Trust Agreement limits the rights of any holder of the Class A Subordinate Voting Shares under applicable securities legislation.

FINANCIAL STATEMENTS AND AUDITOR'S REPORT

Management, on behalf of the Board, will submit to the shareholders at the Meeting the Consolidated Financial Statements of the Corporation for the year ended December 31, 2001, and the Report of the Auditor thereon, but no vote by the shareholders with respect thereto is required or proposed to be taken. The Consolidated Financial Statements and Auditor's Report are included in the Corporation's 2001 Annual Report to Shareholders which is being mailed to shareholders with the Notice and this Circular.

MATTERS TO BE ACTED ON AT THE MEETING

ELECTION OF DIRECTORS

Under the Corporation's restated articles of incorporation dated April 14, 1998 (the "Articles"), the Board consists of a minimum of three and a maximum of fifteen directors. A special resolution passed by the shareholders of the Corporation on March 2, 1998, authorizes the directors to

determine the number of directors of the Corporation from time to time. The number of directors is currently fixed at eight. The term of office of each director expires at the time of the Meeting unless successors are not elected, in which case the directors remain in office until their successors are elected by the shareholders of the Corporation.

Management proposes to nominate, and the persons named in the accompanying form of proxy will vote for (in the absence of specifications or instructions to abstain from voting on the proxy), the election of the eight persons whose names are set forth below, all of whom are now and have been directors of the Corporation for the periods indicated, but will not vote for a greater number of persons than the number of nominees named in the form of proxy. **A shareholder may withhold his/her vote from any individual nominee by striking a line through the particular nominee's name in the form of proxy**. Management does not contemplate that any of the nominees will be unable to serve as a director. If, as a result of circumstances not now contemplated, any nominee is unavailable to serve as a director of the Corporation, the proxy will be voted for the election of such other person or persons as management may select. Each director elected will hold office until the close of the next annual meeting of the shareholders of the Corporation, or until his/her respective successor is elected or appointed in accordance with applicable law and the Corporation's by-laws.

The following table sets forth information with respect to each of the eight management nominees for director, including the number of Class A Subordinate Voting Shares and Class B Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each such nominee, as at April 3, 2002:

Name and Residence of Nominee	Age	Director Since	Other Positions and Offices Presently Held with the Corporation	Principal Occupation	Class A Subordinate Voting Shares	Class B Shares
Neil G. Davis .... Brampton, Ontario	46	April 16, 2001	None	Partner, Davis Webb Schulze & Moon LLP (barristers & solicitors)	740	Nil
Robert J. Fuller (1, 2, 3) ... Toronto, Ontario	60	March 2, 1998	None	Senior Partner, Miller Thomson LLP (barristers & solicitors)	2,000	Nil
Jennifer J. Jackson (1, 3) Toronto, Ontario	53	March 2, 1998	None	President, Berger Jackson Capital Services, Inc. (private investment funds)	5,300	Nil
Frank E. Macher (2) .... Ann Arbor, Michigan	61	January 6, 1999	None	Chief Executive Officer, Federal-Mogul Corporation (auto parts manufacturer)	Nil	Nil
John T. Mayberry (1) ... Burlington, Ontario	57	March 2, 1998	None	President and Chief Executive Officer, Dofasco Inc. (steel manufacturer)	7,690	Nil

Name and Residence of Nominee	Age	Director Since	Other Positions and Offices Presently Held with the Corporation	Principal Occupation	Class A Subordinate Voting Shares	Class B Shares
cont'd.						
Alan J. Power [(3)] ...... King City, Ontario	39	December 3, 1997	President and Chief Executive Officer	President and Chief Executive Officer of the Corporation	40,000	Nil
Belinda Stronach [(2)] ... Aurora, Ontario	35	April 16, 2001	Chairman of the Board (non-executive)	President and Chief Executive Officer, Magna International Inc.	2,300	[(4)]
Siegfried Wolf .... Weikersdors, Austria	44	April 2, 2002	None	Vice-Chairman, Magna International Inc. and President and Chief Executive Officer, Magna Steyr (auto parts manufacturer)	Nil	Nil

(1) Member of the Audit and Corporate Governance Committee.
(2) Member of the Human Resources and Compensation Committee.
(3) Member of the Health and Safety and Environmental Committee.
(4) See "Voting Securities and Their Principal Holders".

Each of the nominees has held the principal occupation identified above for the past five years with the exception of:

(i) Mr. Macher was appointed Chief Executive Officer of Federal-Mogul Corporation on January 11, 2001 and Chairman of the Board on October 1, 2001. He served as President and Chief Executive Officer of ITT Automotive, Inc. from June 1997 to January 1999, and had been employed with Ford Motor Company in executive capacities for some 30 years prior to that time, serving most recently as Vice-President and General Manager, Automotive Components Division.

(ii) Ms. Stronach was appointed President and Chief Executive Officer of Magna on January 14, 2002. Prior to this appointment, Ms. Stronach served as Vice-Chairman and Chief Executive Officer of Magna since February 2001, Executive Vice-President of Magna from October 1998 and prior to that time was Vice-President of Magna's Diversa Group. Ms. Stronach was appointed Chairman of Decoma on February 18, 2002.

(iii) Mr. Wolf is employed by certain European subsidiaries of Magna and, in addition to being a director of Magna, is currently a Vice-Chairman of Magna (since January 14, 2002) and the President and Chief Executive Officer of Magna's new Magna Steyr group (since February 21, 2001). Prior to that time, Mr. Wolf was a Vice-Chairman of Magna (since March 8, 1999) as well as the President of Magna Europe (since July 1, 1995).

All nominees have been and will be granted options to purchase Class A Subordinate Voting Shares under the Corporation's Amended and Restated Incentive Stock Option Plan, effective upon their election as a director as well as upon the completion of every five year period of continuous service as a director.

All of the eight management nominees were elected as directors by the shareholders of the Corporation at the annual and special meeting of shareholders held on May 23, 2001, with the

exception of Mr. Wolf, who was appointed a director by resolution of the Board dated April 2, 2002.

There are no contracts, arrangements or understandings between any management nominee and any other person (other than the directors and officers of the Corporation acting solely in such capacity) pursuant to which the nominee has been or is to be elected as a director.

Failure by the Corporation to meet the requirements of its Corporate Constitution (the "Corporate Constitution") relating to the payment of "Required Dividends" (as defined in the Corporate Constitution) or the minimum return on stated capital required by the terms of the Class A Subordinate Voting Shares will entitle the holders of the Class A Subordinate Voting Shares, as a class, to certain rights to elect directors, the exercise of which could result in changes in the composition of the Board as discussed below under "Report on Corporate Governance — Corporate Constitution".

The directors and officers of the Corporation as a group (14 persons) owned beneficially or exercised control or direction over 99,447 Class A Subordinate Voting Shares, or approximately 0.3% of the class, and none of the Class B Shares, as at April 3, 2002. See also "Voting Securities and Their Principal Holders".

REAPPOINTMENT OF AUDITOR

At the Meeting, the shareholders will be asked to reappoint Ernst & Young L.L.P. as the Auditor of the Corporation, and both the Audit and Corporate Governance Committee and management recommend that the shareholders do so. Ernst & Young L.L.P. has been the Auditor of Decoma and its predecessors since 1989. The persons named in the accompanying form of proxy will, in the case of a ballot and in the absence of specifications or instructions not to vote (abstain) on the form of proxy, vote for the reappointment of Ernst & Young L.L.P. as the Auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation and to authorize the directors to fix the Auditor's remuneration.

Representatives of Ernst & Young L.L.P. are expected to attend the Meeting and will have an opportunity to make a statement if they so desire. Such representatives are also expected to be available to respond to appropriate questions.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth a summary of all annual, long-term and other compensation earned for services in all capacities to the Corporation and its subsidiaries, in respect of its three most recently completed fiscal periods, with respect to individuals who were, as at December 31, 2001 *(with the exception of Mr. Brownlee - see note (3) below), the Chief Executive Officer and the* four other most highly compensated executive officers (collectively, the "Named Executive Officers") of the Corporation.

		Annual Compensation (in U.S. dollars [1])			Long-Term Compensation Awards	
Name and Principal Position	Financial Year	Salary	Bonus	Other Annual Compen-sation	Securities Under Options Granted	All Other Compen-sation
Alan J. Power President and Chief Executive Officer	2001 Stub 2000 2000	US$110,000 US$27,774 US$66,658	US$832,755 US$258,064 US$652,102	(2)	100,000 — 85,000	Nil Nil Nil
Robert A. Brownlee [3] President, Fascia Operations Decoma International Corp.	2001 Stub 2000 2000	US$88,000 US$27,774 US$85,000	US$509,704 US$114,985 US$181,281	(2)	20,000 — 20,000	Nil Nil Nil
S. Randall Smallbone Executive Vice-President, Finance and Chief Financial Officer	2001 Stub 2000 2000	US$88,000 US$27,774 US$66,658	US$305,343 US$94,623 US$239,104	(2)	25,000 — 25,000	Nil Nil Nil
R. David Benson Executive Vice-President, Secretary and General Counsel	2001 Stub 2000 2000	US$88,000 US$27,774 US$66,658	US$277,585 US$86,021 US$217,367	(2)	25,000 — 15,000	Nil Nil Nil
Gregory J. Walton Executive Vice-President, Sales and Marketing	2001 Stub 2000 2000	US$88,000 US$27,774 US$66,658	US$277,585 US$86,021 US$217,367	(2)	20,000 — 15,000	Nil Nil Nil

(1) For financial year 2001, base salaries were determined in U.S. dollars. Bonus compensation, although determined in Canadian dollars, has been converted for presentation purposes into U.S. dollars at the 2001average exchange rate of 1.54925. For financial year 2000, with the exception of Mr. Brownlee (see note 3 below), and Stub 2000, both base salaries and bonus compensation amounts were determined in Canadian dollars and have been converted to U.S. dollars for presentation purposes at the exchange rate of 1.5002, being the exchange rate used in connection with the conversion of the Corporation's reporting currency to U.S. dollars.

(2) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for each Named Executive Officer.

(3) Mr. Brownlee was appointed an executive officer of the Corporation on March 6, 2000. The amounts shown above in respect of the year 2000, represent his compensation by the Corporation in all capacities during that year. Mr. Brownlee ceased to be an executive officer of the Corporation and became an officer of Decoma International Corp. on December 30, 2001. For financial year 2000, Mr. Brownlee's base salary and bonus compensation were determined in U.S. dollars.

The Named Executive Officers receive incentive bonuses which are tied to the performance of the Corporation.

Stock Option Plans, Grants and Exercises

The amended and restated incentive stock option plan (the "Stock Option Plan") enables the Corporation to provide incentive stock options and stock appreciation rights in respect of Class A Subordinate Voting Shares of the Corporation to eligible directors, senior officers, employees and consultants of the Corporation and its subsidiaries. The maximum number of shares for which options and stock appreciation rights may be granted under the Stock Option Plan is 4,100,000 Class A Subordinate Voting Shares, subject to certain adjustments. The option price is to be established at the time of the grant, but cannot be less than the closing price of the Class A Subordinate Voting Shares on the TSE (with respect to options denominated in Canadian currency) or The Nasdaq Stock Market, Inc. ("NASDAQ") (with respect to options denominated in U.S. currency) on the trading day immediately prior to the date of the grant. Each option is exercisable in such manner as may be determined at the time of the grant, and options granted will

be for terms not exceeding ten years. Under the Stock Option Plan, the Corporation does not provide any financial assistance to participants in order to facilitate the purchase of Class A Subordinate Voting Shares thereunder.

As at December 31, 2001, options to purchase an aggregate of 1,796,000 Class A Subordinate Voting Shares at prices ranging from $9.50 per share (being the initial public offering price for the Class A Subordinate Voting Shares) to $13.55 per share (being the market closing price(s) of the Class A Subordinate Voting Shares on the TSE on the trading day immediately prior to the date of the grant of the applicable options as required by the terms of the Stock Option Plan), were outstanding under the Stock Option Plan. The expiration dates for these options range between July 31, 2007 and November 5, 2011.

The following table sets forth certain information with respect to the grant of options under the Stock Option Plan to the Named Executive Officers during the year ended December 31, 2001:

Options Granted During the Financial Year Ended December 31, 2001, to Named Executive Officers					
Name	Class A Subordinate Voting Shares Under Options Granted (#)	% of Total Options Granted in the Period	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Alan J. Power	100,000	24.7%	$12.40	$12.40	November 5, 2011
S. Randall Smallbone	25,000	6.2%	$12.40	$12.40	November 5, 2011
R. David Benson	25,000	6.2%	$12.40	$12.40	November 5, 2011
Gregory J. Walton	20,000	4.9%	$12.40	$12.40	November 5, 2011
Robert A. Brownlee	20,000	4.9%	$12.40	$12.40	November 5, 2011

The following table sets forth certain information with respect to the aggregate number of unexercised options granted to the Named Executive Officers which were outstanding on December 31, 2001, and the value of such options at such date. During 2001, none of the options granted to Named Executive Officers were exercised or surrendered:

Named Executive Officers' Aggregate Option Exercises During the Year Ended December 31, 2001 and Year-End Option Values						
Name	Class A Subordinate Voting Shares Acquired on Exercise (#)	Aggregate Value Realized on Exercise ($)	Number of Exercisable and Unexercisable Options at December 31, 2001		Value of Exercisable and Unexercisable Options at December 31, 2001 (1)	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Alan J. Power	-	-	185,000	200,000	1,054,250.00	970,500.00
S. Randall Smallbone	-	-	46,250	53,750	264,187.50	260,812.50
R. David Benson	-	-	29,750	40,250	165,412.50	184,087.50
Gregory J. Walton	-	-	22,500	32,500	96,650.00	131,100.00
Robert A. Brownlee	-	-	12,000	28,000	52,600.00	113,400.00

(1) Based on the difference between $15.85, being the closing trading price of the Corporation's Class A Subordinate Voting Shares on The Toronto Stock Exchange on December 31, 2001, and the exercise price of the related options.

Pension Plans

None of Decoma's Named Executive Officers participate in any Corporation provided pension plans. Commencing August 1, 1998, the Corporation adopted the Employee Equity Participation and Profit Sharing Program ("EPSP") to foster employee participation in the profits and share ownership of Decoma. Commencing January 1, 2001, the Corporation adopted a defined benefit pension plan option for its eligible North American employees, which operates in conjunction with the EPSP. See "Human Resources and Compensation Committee Report on Executive Compensation" and "Report on Corporate Governance".

Employment Contracts

The Corporation has entered into an employment contract with Mr. Power in connection with his position as President and Chief Executive Officer of Decoma. The term of the contract commenced March 2, 1998, and continues until July 31, 2003, unless earlier terminated in accordance with its terms. Mr. Power's employment contract provides for a base salary of $100,000 per annum, adjusted to US$110,000 effective January 1, 2001, an annual cash bonus based on a specified percentage of Decoma's and certain of its affiliates' adjusted pre-tax profits before profit sharing, the grant of certain stock options (see "Compensation of Directors and Executive Officers — Stock Option Plan, Grants and Exercises" above), the maintenance of the ownership of a minimum number of Decoma Class A Subordinate Voting Shares by Mr. Power, certain insurance and other fringe benefits, and certain confidentiality and non-competition obligations. The agreement also contains a termination provision permitting Mr. Power's employment to be terminated by the Corporation by giving advance written notice of termination for a prescribed period of time or by paying a retiring allowance to Mr. Power in lieu thereof in the amount of $300,000. Mr. Power may also voluntarily resign his employment with the Corporation with notice. No notice or severance payment is required for a termination for just cause or on the voluntary resignation of Mr. Power.

During 2001, Mr. Brownlee was Vice-President, Operations of the Corporation. On December 30, 2001, Mr. Brownlee resigned this position and was appointed President, Fascia Operations, Decoma International Corp., in conjunction with a consolidation of certain of the Corporation's North American operating subsidiaries. Mr. Brownlee continues to be under an employment contract with Decoma, pending the assignment of such agreement to Decoma International Corp., which expires on July 31, 2005, unless earlier terminated in accordance with its terms. This agreement provides for, among other items, an annual base salary of $100,000 adjusted to US$88,000 effective January 1, 2001 and to US$108,000 effective December 30, 2001, an annual cash bonus based on a specified percentage of the adjusted pre-tax profits before profit sharing of certain of the Corporation's North American fascia operations, the ownership of a minimum number of Decoma Class A Subordinate Voting Shares, certain insurance and other fringe benefits, as well as certain confidentiality, non-competition, severance and termination provisions.

The Corporation has also entered into an employment contract with Mr. Smallbone in his capacity as Vice-President, Finance and Chief Financial Officer. The term of the contract commenced February 1, 1998, and continues until July 31, 2003, unless earlier terminated in accordance with its terms. Mr. Smallbone's employment contract provides for a base salary of $100,000 per annum, adjusted to US$88,000 effective January 1, 2001 and to US$108,000 effective December 30, 2001 on the occasion of his appointment as Executive Vice-President, Finance and Chief Financial Officer, an annual cash bonus based on a declining specified percentage of Decoma's and certain of its affiliates' adjusted pre-tax profits before profit sharing, the ownership by Mr. Smallbone of a minimum number of Decoma Class A Subordinate Voting Shares, certain insurance and other fringe benefits, as well as certain confidentiality and non-competition obligations.

Mr. Smallbone's employment contract further provides that his employment may be terminated by the Corporation either by giving advance written notice of termination for a prescribed period of time or by paying a retiring allowance in lieu thereof in the amount of $150,000. No notice or severance payment is required for a termination for just cause or on the voluntary resignation of Mr. Smallbone.

In their capacities as Vice-President, Secretary and General Counsel and Vice-President, Sales and Marketing, Messrs. Benson and Walton, respectively, are under employment contracts with Decoma which expire on July 31, 2003, unless earlier terminated in accordance with their terms and which provide for, among other items, an annual base salary of $100,000 adjusted to US$88,000 effective January 1, 2001 and to US$108,000 effective December 30, 2001 on the occasion of their appointments as Executive Vice-President for each of their respective areas of responsibility, an annual cash bonus based on specified percentages of Decoma's and certain of its affiliates' adjusted pre-tax profits before profit sharing, the ownership of a minimum number of Decoma Class A Subordinate Voting Shares, certain insurance and other fringe benefits, as well as certain confidentiality, non-competition, severance and termination provisions.

No payments are required to be made under any employment contracts with the Named Executive Officers in the event of a change in the control of the Corporation. The maximum total amount payable by the Corporation pursuant to such contracts for severance is approximately $800,000 in the aggregate, plus any annual bonus entitlement pro rated to the date of termination.

Directors' Compensation

Directors who are neither employees of the Corporation nor directors or officers of Magna were paid an annual retainer of $22,500 and a meeting fee of $1,000 for attendance at each meeting of the Board during 2001. Such directors were also paid an annual committee retainer of $3,000 (Committee Chairman received an additional $5,000 annual retainer) and a meeting fee of $1,000 for attendance at meetings of each Committee of the Board on which they served. Compensation for the execution of written resolutions at the rate of $250 each was also provided to directors who are not employees of Decoma nor directors or officers of Magna. These directors are also entitled to compensation for Board and Committee work and travel days at the rate of $2,000 per day.

To encourage the directors to align their interests with shareholders, the Corporation has a Directors' Compensation Plan (the "Plan"). Under the Plan, non-employee directors may receive all or a percentage of their total directors' fees in the form of cash, Class A Subordinate Voting Shares or Directors' Deferred Share Units ("DDSUs"), each of which has a value equal to the market value of a Class A Subordinate Voting Share at the commencement of the relevant fiscal quarter. A DDSU is a bookkeeping entry credited to the account of an individual director, which cannot be converted to cash until the director ceases to be a member of the Board or the boards of directors of the Corporation's subsidiaries. The value of a DDSU, when converted to cash, will be equivalent to the market value of a Class A Subordinate Voting Share at the time the conversion takes place. DDSUs will attract dividends in the form of additional DDSUs at the same rate as dividends on Class A Subordinate Voting Shares.

None of the stock options granted to the directors under the Stock Option Plan have been exercised to date.

The total amount of directors fees paid or deferred for 2001 was $198,770.

HUMAN RESOURCES AND COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The composition and mandate of the Human Resources and Compensation Committee are set out under "Report on Corporate Governance — Statement of Corporate Governance Practices — *Item 9 of the TSE Guidelines*" below. In respect of 2001, the Human Resources and Compensation Committee met in March 2001, being its annual review meeting to: review a summary of the compensation paid to the Chief Executive Officer and the Chief Financial Officer pursuant to their existing employment contracts (see "Compensation of Directors and Executive Officers — Employment Contracts"); receive the report of the Chief Executive Officer on 2001 compensation paid to other senior members of corporate management; and to review and approve the Corporation's proxy materials relating to executive compensation for its annual and special meeting held on May 23, 2001. The Human Resources and Compensation Committee also met in November 2001 to review and approve the grant of certain stock options to the Named Executive Officers of the Corporation.

In addition to the matters noted above, the Human Resources and Compensation Committee considered that the salary, bonus and benefits compensation of all of the Named Executive Officers, including the Chief Executive Officer, were established pursuant to long term employment contracts for periods which included the Corporation's 2001 financial year. The committee also specifically considered the need to review the long term incentive compensation for the Chief Executive Officer and the other Named Executive Officers (which on an ongoing basis was not determined by the employment contracts). Based upon this review the Human Resources and Compensation Committee determined that additional grants of stock options, described in this circular, for the Chief Executive Officer and other executive officers of the Corporation were appropriate.

Decoma has adopted the organizational and operating policies and principles utilized by Magna for many years, certain of which have been embodied in the Corporate Constitution. The Corporate Constitution balances the interests of shareholders, employees and management by specifically defining the rights of employees (including management) and investors to participate in the Corporation's profits, and reflects certain operational and compensation philosophies which align employee (including management) and shareholder interests. These philosophies and the Corporate Constitution assist in maintaining an entrepreneurial environment or culture at Decoma which encourages flexibility, productivity, ingenuity and innovation. Two key elements of this entrepreneurial culture are the emphasis on decentralization, which provides a high degree of autonomy at all levels of operation, as well as the direct participation in profits by eligible employees (including management), all of whom are also shareholders of the Corporation. It is Decoma's objective to maintain its entrepreneurial culture. Accordingly, the Corporation intends to continue to apply its established compensation philosophies, which have been essential to its ability to attract, retain and motivate skilled, entrepreneurial employees at all levels of the Decoma organization, while assisting in the alignment of the interests of Decoma's shareholders and employees.

Consistent with the Corporate Constitution, certain managers who have senior operational or corporate responsibilities receive a remuneration package consisting of a base salary (which generally is lower than comparable industry standards) and an annual incentive bonus based on direct profit participation at the operating level at which such manager is involved. All other eligible North American employees of Decoma are currently members of the Decoma DPSP. The Corporation adopted the Employee Equity Participation and Profit Sharing Program in respect of fiscal 1999 and subsequent years pursuant to which the eligible North American employees of Decoma participate in 10% of Decoma's "Employee Pre-Tax Profits Before Profit Sharing" (as defined in the Corporate Constitution) (see "Compensation of Directors and Executive Officers —

Pension Plans"). The Decoma DPSP invests primarily in Class A Subordinate Voting Shares of the Corporation.

In January 2001, Decoma introduced a defined benefit pension plan option for its eligible North American employees. Under this plan, participating employees can allocate a portion of their share of the Decoma Employee Pre-Tax Profits Before Profit Sharing (as defined in Decoma's Corporate Constitution) to contributions under the plan.

The Human Resources and Compensation Committee, in accordance with its mandate, is required to consider and apply, among other things, the historical operating philosophies and policies of the Corporation, including the Corporate Constitution, direct profit participation, mandatory stock ownership and use of stock options issued under the Stock Option Plan, to align the interests of management and shareholders and to create shareholder value. The Committee, therefore, applies the following criteria in determining or reviewing recommendations for compensation for management, including where applicable, the executive officers of the Corporation:

> *Base Salaries.* Base salaries should generally be below base salaries for comparable positions within North American industrial companies (including the automotive parts supply industry) and are not customarily increased on an annual basis. As a result, fixed compensation costs are contained or reduced, with financial rewards coming principally from variable incentive compensation.
>
> *Incentive Compensation.* The amount of direct profit participation and, therefore, the amount of compensation "at risk" increases with the level of performance and/or responsibility. Due to the variable nature of profit participation, incentive cash compensation is generally reduced in cyclical or other down periods due to reduced profits. As a result, executive officers are encouraged to emphasize consistent profitability over the medium to long term to ensure stable levels of annual compensation. Under the Corporate Constitution, the aggregate incentive bonuses paid and payable to corporate management (which includes the Named Executive Officers) in respect of any fiscal year shall not exceed 6% of the Corporation's Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) for such year.
>
> *Long-Term Incentives.* Minimum stock ownership in the Corporation is generally required of all profit participators (including the Named Executive Officers) in order to align their interests with those of shareholders and to encourage the enhancement of shareholder value. In addition, upon the award of options under the Corporation's Stock Option Plan, extended vesting and exercise periods are frequently used to encourage option recipients to remain as employees or senior officers of Decoma over the long-term.
>
> *Written Employment Contracts.* The Corporation extensively utilizes written employment contracts with its executive and senior officers and members of group or divisional management to reflect the terms of their respective employment, including compensation, severance, stock ownership, confidentiality and non-competition arrangements. Prior to the entry into, renewal and/or material amendment of employment contracts with executive or senior officers of the Corporation, the Human Resources and Compensation Committee reviews such officer's compensation in the context of Decoma's historical compensation philosophies and policies, such officer's individual performance and relevant industry comparators, with

the objective of ensuring that the compensation payable to such officer is, in the circumstances, commensurate with the Corporation's performance and is primarily "at risk". Except to confirm compliance with their respective provisions during 2001 and to approve an adjustment in the salary component of the compensation package paid to the Named Executive Officers, the Human Resources and Compensation Committee did not review with a view to altering, the employment contracts of the executive officers of the Corporation, as such contracts were in place prior to the Corporation becoming a reporting issuer and remain in force

Decoma believes that its continued growth, strong financial returns and growth in shareholder value justify significant financial rewards for its executive and senior officers which are contingent on the continued profitability of the Corporation.

The foregoing report is submitted by the Human Resources and Compensation Committee of the Board.

Belinda Stronach Robert J. Fuller Frank E. Macher

SHARE PERFORMANCE GRAPH

The following graph compares the cumulative total return (including reinvestment of dividends) for $100 invested in Class A Subordinate Voting Shares of Decoma on March 2, 1998, being the date of the completion of the initial public offering and listing of the Class A Subordinate Voting Shares on The Toronto Stock Exchange (the "TSE"), with the cumulative total return of the TSE 300 Stock Index, for each of Decoma's five most recently completed fiscal periods.


200
150
100
50
0
02-Mar-98
31-Jul-98
31-Jul-99
31-Jul-00
31-Dec-00
31-Dec-01
Decoma
TSE

	Mar 2/98	July 31/98	Jul 31/99	Jul 31/00	Dec 31/00	Dec 31/01
Decoma Class A Subordinate Voting Shares	100.00	137.15	129.46	120.52	102.49	180.95
TSE 300 Total Return Index	100.00	98.07	101.86	151.64	130.88	114.42

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of the Corporation nor any associates of such persons are or were indebted at any time during 2001 to the Corporation or its

subsidiaries in connection with the purchase of the Corporation's securities or in respect of any other matter, with the exception of routine indebtedness.

INTERESTS OF MANAGEMENT AND OTHER INSIDERS IN CERTAIN TRANSACTIONS

Inter-Company Purchases

Decoma's manufacturing plants buy from and sell products to Magna's plants on an ongoing basis in the normal course of their business. As such, Magna is both a supplier to and customer of Decoma, and these transactions typically are on normal commercial terms.

Other than the usual course transactions mentioned above, and the Global Exteriors Transaction which was completed on January 5, 2001 and described in the Corporation's management information circular dated November 6, 2000, relating to the annual and special meeting held on December 6, 2000, there have been no material transactions in 2001 in which any insider of the Corporation has had a material interest.

REPORT ON CORPORATE GOVERNANCE

The Board believes that sound corporate governance structures and practices are essential to the well-being of the Corporation and its shareholders. Decoma has adopted certain structures and procedures to ensure that effective corporate governance practices are followed and that Decoma's Board functions independently of management. A review of Decoma's corporate governance practices follows the statement of the Corporate Constitution, and specifically addresses and comments on, where applicable, the guidelines for corporate governance contained in the "Part IV — Maintaining a Listing — General Requirements — Corporate Governance" section of The Toronto Stock Exchange Company Manual (the "TSE Guidelines").

Corporate Constitution

Decoma is a majority-owned and controlled subsidiary of Magna and, together with Decoma's predecessors, has been part of the Magna family of companies since 1989. Magna's unique, entrepreneurial corporate culture includes certain principles and corporate governance practices prescribed by Magna's Corporate Constitution. Decoma has applied the same principles and corporate governance practices, and, as a separate public company, has adopted its own Corporate Constitution.

The Corporate Constitution, which forms part of Decoma's Articles, attempts to strike a balance among Decoma's stakeholders — its employees, managers and investors — by specifically defining their respective rights to participate in the Corporation's profits, while at the same time imposing certain responsibilities or disciplines on management. Elements of these rights and disciplines include:

- the entitlement of shareholders to certain minimum annual dividend distributions of not less than, on average, 20% of annual after-tax profits;

- the allocation of a minimum of 7% of the Corporation's pre-tax profits to research and development activities;

- the allocation of a maximum of 2% of the Corporation's pre-tax profits to the support of social objectives;

- the allocation of 10% of the Corporation's employee pre-tax profits to eligible employees through the Decoma Employee Equity Participation and Profit Sharing Program;

- the application of incentive, profit-based compensation arrangements for management of the Corporation;

- the restriction on investments by the Corporation in unrelated businesses where the amount of any such particular investment, together with all other investments in unrelated businesses, exceeds 20% of the Corporation's equity;

- the requirement for a majority of the members of the Board to be individuals who are not officers or employees of the Corporation, nor persons related to such officers or employees, and that a minimum of two directors not be officers or employees of the Corporation or its affiliates (including Magna), or directors of the Corporation's affiliates (including Magna), nor persons related to any such officers, employees or directors; and

- the ability of Class A Subordinate Voting shareholders to directly elect directors if, on average, a minimum after tax return of 4% return on share capital is not achieved over a rolling consecutive two fiscal year basis.

Statement of Corporate Governance Practices

Following is a statement of the Corporation's existing corporate governance practices with specific reference to the TSE Guidelines.

Item 1 of the TSE Guidelines:

The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters: (a) adoption of a strategic planning process; (b) identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks; (c) succession planning; (d) a communications policy; and (e) integrity of the corporation's internal control and management information systems.

The Board oversees the business and affairs of the Corporation, supervises the day-to-day conduct of business by senior management, establishes or approves overall corporate policies where required and involves itself jointly with management in ensuring the creation of shareholder value and the preservation and protection of the Corporation's assets. For this purpose, the Board holds regularly scheduled Board meetings on a fiscal quarterly basis, with additional meetings scheduled when required. A separate strategic planning and business plan review meeting is also held each fiscal year. There were six meetings of the Board during 2001. In addition, there is continued communication between senior management and Board members on an informal basis and through Committee meetings.

The TSE Guidelines emphasize the "stewardship" responsibilities of a board to oversee the conduct of the business and to supervise management (which is responsible for the day-to-day conduct of the business) and specifically identify five matters which are regarded as the principal responsibilities to be discharged by a board. These matters, which are in addition to the Board's legal

obligations under the *Business Corporations Act* (Ontario), are each considered below.

(a) *Adoption of a Strategic Planning Process.* The Board is directly involved in Decoma's strategic planning process. Prior to the commencement of each fiscal year, the Board participates in a meeting with management devoted solely to strategic planning in which future trends and risks in the automotive industry over a three to five year horizon are jointly identified. The strategic planning and business plan review meeting in respect of the 2001 fiscal year was held in February 2001 in order to reflect the completion of the Global Exteriors Transaction in January 2001. The Corporation's capital expenditures budget was reviewed and approved at that time. Additionally, updates on industry trends, product strategies, new product developments, major new business awards, capital expenditures and specific problem areas/action plans are presented by Decoma's management and discussed as part of a management report at each regular quarterly Board meeting.

(b) *Managing Risk.* By means of both the annual strategic planning meeting and quarterly updates at Board meetings, the Board identifies and reviews with management the principal business risks and receives reports of management's assessment of, and proposed responses to, those risks as they develop. This process enables the Board as a whole to actively and appropriately manage all significant risks applicable to Decoma's business. In addition, the Audit and Corporate Governance Committee itself has an important role in implementing and monitoring systems put in place to deal with the risks which fall within its mandate of reviewing the financial results of the Corporation, including the monitoring of internal and external audits of Decoma's accounts and other matters in relation to Decoma's financial affairs.

(c) *Appointing, Training and Monitoring Senior Management.* Decoma has continued Magna's long-established policy of profit-based compensation in order to attract, retain and motivate skilled and entrepreneurial management and employees, as reflected in the Corporate Constitution. At the corporate level, the Human Resources and Compensation Committee effectively reviews and implements such profit-based compensation policy to ensure that management performance (as measured by the Corporation's profitability) bears a direct relationship to their levels of compensation. Through its review of all corporate officer appointments, including the Chief Executive Officer, the Board and the Human Resources and Compensation Committee is directly involved in management succession and manpower planning issues. The Chief Executive Officer addresses management succession and development with the Human Resource and Compensation Committee as part of the annual review meeting held in respect of each fiscal year. While the responsibility for direct training has traditionally been left to senior management, the Board satisfies itself that the necessary levels of skill and experience exist when reviewing the appointments of corporate officers.

(d) *Communications Policy.* The Board regularly reviews and monitors the programs being implemented by management to effectively communicate with the Corporation's stakeholders, including shareholders, employees and the general public. The Chief Financial Officer and the Secretary of the Corporation are primarily responsible for initiating and responding to all shareholder communications. The Board reviews and approves all material investor communications, including press releases involving the dissemination of quarterly financial or other material information and all corporate disclosure documents. In November 2001, the Corporation adopted

a corporate disclosure policy which, among other matters, formalizes the above practices. The Corporation also places great emphasis on its employee communications programs, including the management of its Employee's Charter. These programs include monthly employee communications meetings, the publication of employee newsletters, divisional employee opinion surveys and, through the Corporation's continued affiliation with Magna, the maintenance of an employee hotline and divisional fairness committees to directly address individual employee concerns.

(e) Integrity of Internal Control and Management Information Systems. The Board, through the Audit and Corporate Governance Committee, has ensured that effective systems are in place to monitor the integrity of the Corporation's internal control and management information systems in its delegated areas. The Audit and Corporate Governance Committee meets quarterly prior to, and reports at, each quarterly Board meeting. During these meetings, the Audit and Corporate Governance Committee meets with both internal and external auditors to review the Corporation's internal control and management information systems. Additionally, management formally reports to the Environmental and Health and Safety Committee on an annual basis the status of all material environmental and occupational health and safety matters affecting the Corporation and its operating divisions, as such matters may arise from the divisional environmental and health and safety audit programs maintained by Decoma. In the event that these monitoring and review systems reveal material environmental or health and safety non-compliance issues (which, to date, has not been the case), management would promptly communicate such matters to the Board, together with proposed budgets and remediation plans, for review and consideration by the Board. In keeping with Decoma's commitment in the Employee's Charter to maintain safe and healthful workplaces, employees at all levels are encouraged to communicate to management and, where appropriate, directly to the Board, all concerns and incidents relating to environmental and health and safety issues.

Items 2 and 3 of the TSE Guidelines:

The Board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for election of the board of directors.

The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of

the application of the principles supporting this conclusion.

As noted above, the Corporate Constitution requires that a majority of the members of the Board be individuals who are not officers or employees of the Corporation, nor persons related to such officers or employees, and that a minimum of two directors not be officers or employees of the Corporation or its affiliates (including Magna), or directors of the Corporation's affiliates (including Magna), nor persons related to such officers, employees or directors.

In order to assess the Corporation's compliance with the TSE Guidelines and its Corporate Constitution, the Board has considered the circumstances of each of the members of the Board and have concluded that Messrs. Davis, Fuller, Macher and Mayberry and Ms. Jackson are "unrelated directors" within the meaning of the TSE Guidelines as they are "free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding". Mr. Fuller has represented Magna and the Stronach Trust periodically since 1969 and has advised the Board that the dollar value of the fees from this representation have not been material. Accordingly, the Board considers Mr. Fuller to be an "unrelated director" within the meaning of the TSE Guidelines. Mr. Macher is the Chairman and Chief Executive Officer of Federal-Mogul Corporation, an automotive parts manufacturer which has no supplier relationship with Decoma and which is not considered to be in competition with Decoma in any material respect. The Board considers Mr. Macher to be an "unrelated director" within the meaning of the TSE Guidelines. Mr. Mayberry is the President and Chief Executive Officer of Dofasco Inc., a manufacturer of flat-rolled steel and tubing products used in the manufacture of automobiles and automotive parts. Decoma does not purchase significant levels of steel products from Dofasco. The Board has considered Dofasco's supplier relationship with Magna and has concluded that it does not affect Mr. Mayberry's independence as a director of Decoma and therefore considers him to be an "unrelated director" within the meaning of the TSE Guidelines.

The remaining Board members are "related", with Mr. Power, as President and Chief Executive Officer of Decoma, being a member of management, and with Ms. Stronach and Mr. Wolf being directors and officers of Magna and certain of its affiliates. Ms. Stronach, although Chairman of the Board of Decoma, is not, as such, considered to be part of Decoma's Executive Management as she is not involved in the day-to-day management of the business and affairs of Decoma. The Board believes that its current composition more than adequately reflects the investment in the Corporation by its minority shareholders.

Item 4 of the TSE Guidelines:

The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

Decoma has not established a separate nomination committee as recommended by the TSE Guidelines. However, pursuant to its corporate governance mandate, the Audit and Corporate Governance Committee reviews the Board's size and composition and recommends to the Board suitable candidates as nominees for election, re-election or appointment as directors as needs and circumstances warrant.

Item 5 of the TSE Guidelines:

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

A formal process to assess the effectiveness of the Board or its individual members has not been put in place as the Board has determined that its small size allows it to maintain informal discussion and communication between its members with respect to the way it functions. As noted above, in its annual review meeting, the Audit and Corporate Governance Committee specifically addresses the composition, size and effectiveness of the Board and its Committees.

Item 6 of the TSE Guidelines:

Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

Decoma has taken steps to ensure that its new Board members are provided with a basic understanding of its business to assist them in contributing effectively from the outset of their election or appointment. This education process includes supplying a comprehensive orientation manual and enabling each new member to meet with senior management and operational personnel and to visit the Corporation's manufacturing and other facilities. Such facility visits and meetings with corporate and operational management are encouraged throughout the term of each director's tenure.

Item 7 of the TSE Guidelines:

Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The Board currently consists of eight members. The Board will review its size from time to time in order to ensure that it remains of a size which is conducive to effective and efficient communication and decision making. While there are no specific criteria for Board members, Decoma attempts to maintain a diversity of personal experience, particularly among its "unrelated directors". For a review of the current composition and responsibilities of the Board, see the response to "*Items 2 and 3 of the TSE Guidelines*" above.

Item 8 of the TSE Guidelines:

The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Directors who are not employees of Decoma nor directors or officers of Magna are currently paid those annual, per meeting and other fees referred to under "Compensation of Directors and Executive Officers — Directors' Compensation" above. Decoma reviews these compensation levels periodically in light of comparable companies of similar size and global presence, both within and outside the automotive industry, in order to ascertain that the level of compensation paid by Decoma to its directors realistically reflects the responsibilities and risks involved in serving as a Board member.

Item 9 of the TSE Guidelines:

Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

The Board has established three standing Committees: the Human Resources and Compensation Committee, the Audit and Corporate Governance Committee, and the Health and Safety and Environmental Committee, in order to permit directors to delegate and share responsibilities and to devote the necessary expertise and resources to particular areas. The Corporation does not have an Executive Committee. Other committees are established by the Board from time to time as circumstances require. Each of these Committees has a specifically defined mandate and responsibilities which have been established by the Board. A majority of the members of the Human Resources and Compensation and the Health and Safety and Environmental Committees and all of the members of the Audit and Corporate Governance Committee currently consist of "unrelated directors".

The Human Resources and Compensation Committee is comprised of three directors: Ms. Stronach (the Chairman), Mr. Fuller and Mr. Macher. With the exception of Ms. Stronach, who serves as the non-executive Chairman of the Board, none of the other members of the Human Resources and Compensation Committee are employees, officers or former officers of the Corporation or its subsidiaries. In accordance with its mandate, the Human Resources and Compensation Committee meets not less than annually to review and make recommendations to the Board in respect of (i) the direct and indirect compensation, benefits and perquisites (cash and non-cash) of the Chief Executive Officer, the President, the Chief Financial Officer and any other individual employed by the Corporation that the Board determines from time to time to be a member of executive management (collectively, "Executive Management"), and reviews the Chief Executive Officer's report to the Committee with respect to the compensation, benefits and perquisites of the other members of corporate management and/or senior officers of the Corporation, and (ii) the Corporation's policies regarding management benefits and perquisites. The Committee also reviews and approves the disclosure relating to the compensation of directors and officers of the Corporation contained in its management information circular or other documents prior to their distribution to the shareholders of the Corporation, prepares the Report of the Compensation Committee contained therein, and performs such other functions as requested or delegated by the Board from time to time as required. The Human Resources and Compensation Committee also administers Decoma's Stock Option Plan.

The Audit and Corporate Governance Committee is comprised of three directors: Mr. Mayberry (the Chairman), Mr. Fuller and Ms. Jackson, all of whom are considered to be "unrelated directors" within the meaning of the TSE Guidelines. The Board has also considered and concluded that the current members of the Audit and Corporate Governance Committee meet the independence and financial literacy requirements of the NASDAQ National Market exchange rules relating to audit committees and their composition. The Audit and Corporate Governance Committee operates under the Corporation's by-laws and applicable law, and in accordance with the Audit and Corporate Governance Committee Charter (the "Charter"). Pursuant to its Charter, the Audit and Corporate Governance Committee has general authority in relation to the Corporation's financial affairs as well as the specific obligations to: review the Auditor's annual fees; review the Corporation's quarterly and annual financial statements and report thereon to the Board; and make recommendations to the Board as to the annual appointment or reappointment of the Auditor. The Audit and Corporate Governance Committee also has certain additional responsibilities relating to internal and external audits, internal controls and procedures, application of significant accounting

principles, financial reporting and integrity, relations with the Auditor and other related matters. In accordance with its Charter, the Audit and Corporate Governance Committee meets following each fiscal quarter of the Corporation to carry out its mandate. In addition to its audit functions, the Audit and Corporate Governance Committee is also responsible for matters relating to corporate governance including developing the Corporation's approach to corporate governance issues, assessing the effectiveness of the system of corporate governance of the Corporation as a whole and approving the Corporation's response to the TSE Guidelines.

The Health and Safety and Environmental Committee is comprised of three directors: Mr. Power (the Chairman), Mr. Fuller and Ms. Jackson. With the exception of Mr. Power, the President and Chief Executive Officer of the Corporation, the other members of the Health and Safety and Environmental Committee are "unrelated directors". In accordance with its mandate, the Health and Safety and Environmental Committee meets not less than annually to review, make recommendations and advise the Board with respect to environmental and health and safety matters.

Item 10 of the TSE Guidelines:

Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

The Board has assigned to the Audit and Corporate Governance Committee responsibility for developing the Corporation's approach to governance issues, for assessing the effectiveness of the Corporation's system of corporate governance as a whole and for the Corporation's response to the TSE Guidelines.

Item 11 of the TSE Guidelines:

The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The TSE Guidelines also discuss other issues which arise out of the relationship between the Board and management, including a recommendation that the limits of their respective responsibilities be defined. As noted above, the primary legal mechanism implemented by Decoma to ensure Board independence from management is the "outside" director requirement in the Corporate Constitution and the existence of a majority of what the Corporation believes are "unrelated directors". The Board has no formal policy or "position description" setting out which specific matters must be brought by the Chief Executive Officer and management to the Board for review or approval; however, based on accepted legal and business practices, it is clearly understood by management and the Board that all transactions or other matters of a material nature must be presented by management for review and/or approval by the Board. Additionally, as previously indicated, each Board Committee has a formal written mandate outlining such Committee's responsibilities and its obligation to report its recommendations to the Board. Subject to those powers which it has specifically delegated, the Board retains all residual authority to manage or supervise the management of the business and affairs of Decoma.

Item 12 of the TSE Guidelines:

Every board of directors should have in place appropriate structures and procedures to ensure that

the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

Mr. Power is the President and Chief Executive Officer and serves as a director of Decoma. Ms. Stronach is the Chairman of the Board, which is a non-executive position, as she is not involved in the day-to-day management of the business and affairs of the Corporation. The Board has deferred, for the time being, the consideration of the appointment of a "lead director" to represent the Corporation's outside and "unrelated directors" in dealings with management because it considers that such appointment is unnecessary under current circumstances. The Corporation believes that its present Board size facilitates direct and immediate communication between the "unrelated directors" and management, and permits individual directors to directly involve themselves in specific matters where their personal inclination or experience will assist the Board and management in dealing with a particular issue. Additionally, in the past as circumstances have warranted on an issue-by-issue basis, certain of the "unrelated directors" have assumed the *de facto* role of a lead director in relation to corporate governance and other matters. It is expected that "unrelated directors" will continue to assume this role as circumstances warrant in the future.

Item 13 of the TSE Guidelines:

The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

As noted above, the Audit and Corporate Governance Committee of the Corporation is composed of three "unrelated" and "independent" directors. The Committee meets regularly following the conclusion of each fiscal quarter and the year-end of the Corporation at which time members of the Committee engage in direct communications with both the internal and external auditors of the Corporation and the Corporation's financial management. Such communications involve a regular assessment of the adequacy of both the internal and external financial reporting and audit processes of the Corporation and a review and discussion of specific issues as circumstances warrant. During each such meeting, the Committee engages in *in camera* discussions with each of the internal auditor, the external auditor and representatives of the Corporation's senior financial management so as to cultivate frank and open discussions with each of these groups.

Item 14 of the TSE Guidelines:

The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Members of the Board and Board Committees are encouraged to meet independently of

management when necessary. Board Committees are empowered to engage outside advisors at the expense of the Corporation where required in the course of their duties. The Board would also consider requests to retain outside advisors at the expense of the Corporation by individual directors or Committee members on their respective merits at the time that any such request was made.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation participates with Magna in the purchase of directors' and officers' liability insurance, which provides, among other things, coverage for executive liability of up to US$200 million (per occurrence and in the aggregate for all claims made during the policy period of August 1, 2001 through August 1, 2004) for directors and officers of the Corporation and its affiliates (including Magna), subject to a US$250,000 aggregate deductible for executive indemnification. This policy does not provide coverage for losses arising from the breach of fiduciary responsibilities under statutory or common law or from the violation or enforcement of pollutant laws and regulations. Decoma's allocation of the premium payable in respect of this policy for 2001 for the executive indemnification portion of this insurance policy is approximately $154,900.

SHAREHOLDER PROPOSALS

Proposals from shareholders for inclusion in the 2003 management information circular must be received by the Secretary at the principal executive offices of the Corporation, at 50 Casmir Court, Concord, Ontario, Canada L4K 4J5, on or before March 10, 2003.

OTHER MATTERS

Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting, other than those described in the Notice.

Information stated in this Circular is dated as at March 20, 2002, except where otherwise indicated. The contents and the mailing of this Circular have been approved by the Board.

"Alan J. Power" (signed)

Alan J. Power
President and
Chief Executive Officer

"R. David Benson" (signed)

R. David Benson
Executive Vice-President,
Secretary and General Counsel

The Corporation has filed an Annual Information Form with respect to the year ended December 31, 2001, with the Ontario Securities Commission and will file a corresponding annual report on Form 40-F with the United States Securities and Exchange Commission. A copy of the most recent Annual Information Form, this Circular and Decoma's 2001 Annual Report containing the Consolidated Financial Statements of the Corporation for the year ended December 31, 2001, the Report of the Auditor thereon and Management's Discussion and Analysis of Operations and Financial Position, are available on the Corporation's website www.decoma.com and will be sent to any person upon request in writing addressed to the Secretary at the principal executive offices of the Corporation set out in this Circular. Such copies will be sent to any shareholder without charge.

DECOMA

management's responsibility for financial reporting

Decoma's management is responsible for the preparation and presentation of the consolidated financial statements and all other information in this Annual Report. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has selected those that it considered to be the most appropriate in the circumstances. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported therein. Management has determined such amounts on a reasonable and prudent basis to present fairly, in all material respects, the consolidated financial statements; however, actual results may differ from these estimates. Financial information presented elsewhere in this Annual Report has been prepared by management on a basis consistent with the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of Decoma.

Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable, and that Decoma's assets are appropriately accounted for and adequately safeguarded.

Decoma's Audit Committee is appointed by the Board of Directors and is comprised of outside directors. The Committee meets periodically with management, as well as with the internal auditors and the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent Auditors' Report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian and United States generally accepted auditing standards on behalf of the shareholders of Decoma. The Auditors' Report outlines the nature of their examination and their opinion on Decoma's consolidated financial statements. The independent auditors have full and unrestricted access to the Audit Committee.

S. Randall Smallbone (signed)

S. Randall Smallbone
Executive Vice-President, Finance
and Chief Financial Officer

Guy R. Jones (signed)

Guy R. Jones
Vice-President, Finance

auditors' report

To the Shareholders of **Decoma International Inc.**

We have audited the consolidated balance sheets of **Decoma International Inc.** as at December 31, 2001 and 2000 and July 31, 2000 and the consolidated statements of income, retained earnings and Magna 's net investment and cash flows for the year ended December 31, 2001, the five month period ended December 31, 2000 and for each of the years in the two year period ended July 31, 2000. These financial statements are the responsibility of the Company 's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and July 31, 2000 and the results of its operations and its cash flows for the year ended December 31, 2001, the five month period ended December 31, 2000 and for each of the years in the two year period ended July 31, 2000 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP (signed)

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
February 8, 2002

significant accounting policies

BASIS OF PRESENTATION

Decoma International Inc. ("Decoma") is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

Decoma changed its fiscal year end from July 31 to December 31, effective December 31, 2000.

On January 5, 2001, Decoma acquired 100% of Magna International Inc.'s ("Magna") European exterior parts operations ("MES") *and Magna's 60% equity interest in Decoma Exterior Trim Inc. ("DET") (collectively the "Global Exteriors Transaction"). Prior to the* completion of the Global Exteriors Transaction, Magna held an approximate 89% equity interest in Decoma. On completion of the Global Exteriors Transaction, Magna held an approximate 91% equity interest in Decoma. Accordingly, the Global Exteriors Transaction has been accounted for by Decoma using continuity of interest accounting, which is similar to pooling of interests accounting. Under this basis of accounting, the historical consolidated financial statements of Decoma prior to the completion of the Global Exteriors Transaction ("Old Decoma"), MES and DET are combined at book value on a retroactive basis. These consolidated financial statements give retroactive effect to the Global Exteriors Transaction and combine the financial position, results of operations and cash flows of Old Decoma, MES and DET (collectively the "Company"). (See note 19 – "Global Exteriors Transaction").

On October 16, 2000, the Company acquired Visteon Corporation's 49% minority interest in Conix Canada Inc., Conix Corporation, Conix U.K. Limited and Conix Belgium N.V. (collectively, the "Conix Group"), thereby increasing the Company's ownership level of the Conix Group to 100% (the "Conix Transaction"). Prior to October 16, 2000, the consolidated financial statements reflect the Company's 51% interest in the Conix Group using the proportionate consolidation method. From October 16, 2000 forward, the consolidated financial statements reflect the Company's 100% interest in the Conix Group on a fully consolidated basis. (See note 2 – "Business Acquisitions").

The consolidated financial statements of the Company have been prepared following Canadian generally accepted accounting principles ("Canadian GAAP"). These principles are also in conformity, in all material respects, with United States generally accepted accounting principles ("U.S. GAAP"), except as described in note 21 to the consolidated financial statements.

REPORTING CURRENCY

Effective January 1, 2001 the Company changed its reporting currency to the U.S. dollar. Prior to January 1, 2001, the Company reported in Canadian dollars. In accordance with Canadian GAAP, all comparative amounts have been restated to U.S. dollars using the January 1, 2001 exchange rate of Cdn. $1.5002 per US $1.00. The functional currencies of each of the Company's operations are unchanged.

For years after December 31, 2000, the assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in *these operations are deferred as a separate component of shareholders' equity.*

For periods up to and including December 31, 2000, the assets and liabilities of the Company's operations having a functional currency other than the Canadian dollar were translated into Canadian dollars using the exchange rate in effect at the period end and revenues and expenses were translated at the average rate during the period. Exchange gains or losses on translation of the Company's net equity investment in these operations were deferred as a separate component of shareholders' equity.

The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction, as a result of capital transactions, in the Company's net investment in the operations that gave rise to such exchange gains and losses.

Foreign exchange gains and losses on transactions occurring in a currency different than an operation's functional currency are reflected in income except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies. Gains or losses on these contracts are accounted for as a component of the related hedged transaction.

CYCLICALITY OF OPERATIONS

Substantially all revenue is derived from sales to the North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

INVENTORIES

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Outsourced tooling inventories are valued at the lower of subcontracted costs and net realizable value.

INVESTMENTS

The Company accounts for investments in which it has significant influence on the equity basis.

FIXED ASSETS

Fixed assets are recorded at historical cost which includes acquisition and development costs. Development costs include direct construction costs, interest capitalized on construction in progress and land under development and indirect costs wholly attributable to development.

Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2 1/2% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment.

Costs incurred in establishing new facilities which require substantial time to reach commercial production capability are capitalized as deferred preproduction costs. Amortization is provided over periods of up to five years from the date commercial production is achieved.

GOODWILL

Goodwill, which represents the excess of the purchase price of the Company's interest in associated and subsidiary companies over the fair value of the underlying net identifiable assets arising on acquisitions, is amortized over a period of 20 years. The Company reviews the valuation and amortization periods of goodwill whenever events or changes in circumstances warrant such a review. In doing so, the Company evaluates whether there has been a permanent impairment in the value of unamortized goodwill based on the estimated undiscounted cash flows of each business to which the goodwill relates.

REVENUE RECOGNITION

Revenue from the sale of manufactured products is recognized upon shipment to (or receipt by customers depending on contractual terms), and acceptance by, customers when the price is fixed or determinable and collectibility is reasonably assured.

Revenues from separately priced tooling contracts are recognized substantially on a completed contract basis.

Revenues and cost of sales, including amounts from separately priced tooling contracts, are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post-sale dealings with its customers. Otherwise, components of revenue and related costs are presented on a net basis.

PREPRODUCTION COSTS RELATED TO LONG-TERM SUPPLY AGREEMENTS

Costs incurred (net of customer subsidies) related to design and engineering, which are paid for as part of subsequent related parts production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred (net of customer subsidies) related to the design and development of moulds, dies and other tools that the Company does not own (and that will be used in, and paid for as part of the piece price amount for, subsequent related parts production) are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancelable right to use the moulds, dies and other tools during the supply agreement.

RESEARCH AND DEVELOPMENT

The Company carries on various applied research and development programs, certain of which are partially or fully funded by government or by customers of the Company. Funding received is accounted for using the cost reduction approach. Research costs are expensed as incurred and development costs which meet certain criteria where future benefit is reasonably certain are deferred to the extent of their estimated recovery.

EMPLOYEE FUTURE BENEFIT PLANS

The cost of providing benefits through defined benefit pensions and post retirement benefits other than pensions is actuarially determined and recognized in earnings using the projected benefit method prorated on service and management's best estimate of compensation increases, retirement ages of employees, future termination levels and long-term interest rates. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in earnings over the expected average remaining service life of employees.

The cost of providing benefits through defined contribution pension plans is charged to earnings in the period in respect of which contributions become payable.

STOCK BASED COMPENSATION

No compensation expense is recognized for stock options granted under the Company's Incentive Stock Option Plan. Consideration paid on the exercise of stock options is credited to capital stock.

GOVERNMENT FINANCING

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions in which the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are recorded as a reduction of expense at the time the eligible expenses are incurred. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

INCOME TAXES

On a prospective basis, commencing August 1, 2000, the Company adopted the liability method of tax allocation for accounting for income taxes as provided for in the new recommendations of The Canadian Institute of Chartered Accountants. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Prior to the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Under this method, future tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns measured at the tax rate in effect in the year the difference originated.

Income taxes related to unremitted earnings of foreign subsidiaries are not provided for by the Company as such earnings are considered to be reinvested for the foreseeable future.

CONVERTIBLE SERIES PREFERRED SHARES

Three key attributes of the Company's Convertible Series Preferred Shares have been valued as of their date of issuance and are presented separately in the Company's consolidated financial statements. These attributes are:

[i] the holder's right to retract the Convertible Series Preferred Shares at their face amount after certain specified dates;
[ii] the holder's right to receive non-cumulative cash dividends; and
[iii] the holder's ability to convert the Convertible Series Preferred Shares into Class A Subordinate Voting Shares of the Company at a fixed price.

The retraction attribute is a liability of the Company and is presented as long-term debt at the present value of the face amount which becomes payable, at the option of the holder, after certain specified dates. The resulting discount is amortized to income systematically from the date of issuance until the date each series of the Convertible Series Preferred Shares becomes retractable.

The non-cumulative dividend is not considered debt-related. However, because the holder of the Convertible Series Preferred Shares expects to receive dividends and it was the Company's expectation, at the date of issuance, to pay dividends, there is a value to the expected stream of dividend payments. The net present value of this expected dividend stream has been presented as equity. As dividends are declared, a systematically calculated portion of the dividend is shown as a return of capital and is deducted from the amount presented as equity. The dividends on the Convertible Series Preferred Shares, as presented in the consolidated statements of income, retained earnings and Magna's net investment, reflect the actual dividends declared net of the amount considered a return of capital.

The conversion feature is similar to a stock warrant as it provides the holder with the option to exchange their Convertible Series Preferred Shares for Class A Subordinate Voting Shares of the Company at a fixed price. The residual approach was used to value this attribute and this amount is classified as equity.

SUBORDINATED DEBENTURES

The Company's subordinated debentures, which were repaid during 2001, were recorded in part as debt and in part as shareholders' equity.

The debt component consisted of the present value of the future interest payments on the subordinated debentures to maturity and was presented as debenture interest obligation. Interest on the debt component was accrued over time and recognized as a charge against income.

The equity component included the present value of the principal amount of the subordinated debentures which could be satisfied by issuing Class A Subordinate Voting Shares of the Company at the option of the Company. This amount was accreted to the face value of the subordinated debentures over the term to maturity through periodic charges, net of income taxes, to retained earnings. The equity component was presented as Subordinated Debentures in shareholders' equity.

EARNINGS PER CLASS A SUBORDINATE VOTING OR CLASS B SHARE

Basic earnings per Class A Subordinate Voting or Class B Share are calculated on net income attributable to Class A Subordinate Voting and Class B Shares using the weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year.

Diluted earnings per Class A Subordinate Voting or Class B Share are calculated on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the year had all Convertible Series Preferred Shares been converted into Class A Subordinate Voting Shares at the beginning of the year. In addition, the weighted average number of Class A Subordinate Voting and Class B Shares used to determine diluted earnings per share includes an adjustment for stock options outstanding using the treasury stock method. Under the treasury stock method:

- the exercise of options is assumed to be at the beginning of the period (or at the time of issuance, if later);
- the proceeds from the exercise of options are assumed to be used to purchase Class A Subordinate Voting Shares at the average market price during the period; and
- the incremental number of Class A Subordinate Voting Shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation.

consolidated balance sheets

[U.S. dollars in thousands]	Note	As at December 31, 2001	2000	As at July 31, 2000
ASSETS				
Current assets:				
Cash and cash equivalents		$ **94,271**	$ 50,041	$ 42,232
Accounts receivable	17	**270,961**	265,913	203,971
Inventories	4	**187,014**	127,748	109,487
Income taxes receivable	7	**–**	6,991	–
Prepaid expenses and other		**16,568**	18,920	15,583
		568,814	469,613	371,273
Investments	5	**16,909**	16,984	16,785
Fixed assets, net	6	**491,774**	507,646	422,196
Goodwill, net	2	**71,516**	78,737	15,025
Future tax assets	7	**9,942**	4,662	2,119
Other assets		**10,204**	12,208	7,485
		$ **1,169,159**	$ 1,089,850	$ 834,883
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Bank indebtedness	8	$ **159,959**	$ 83,695	$ 13,879
Accounts payable	17	**178,162**	159,386	137,647
Accrued salaries and wages		**42,983**	34,207	38,630
Other accrued liabilities		**38,896**	31,387	30,834
Income taxes payable	7	**9,734**	–	639
Long-term debt due within one year	8	**9,566**	7,736	663
Debt due to Magna within one year	8	**76,008**	114,560	26,850
		515,308	430,971	249,142
Long-term debt	8	**17,942**	32,604	27,589
Long-term debt due to Magna	8	**88,524**	140,408	–
Convertible Series Preferred Shares, held by Magna	11	**199,956**	203,101	95,855
Debenture interest obligation	10	**–**	20,763	–
Other long-term liabilities	9	**4,287**	2,168	–
Future tax liabilities	7	**46,036**	40,967	35,958
Minority interest	2	**–**	6,872	6,909
Commitments and contingencies	8, 18			
Shareholders' equity:				
Magna's net investment in MES/DET		**–**	–	201,302
Subordinated Debentures	10	**–**	70,153	–
Convertible Series Preferred Shares	11	**26,071**	32,424	6,625
Class A Subordinate Voting Shares	12	**167,825**	56,479	69,098
Class B Shares	12	**30,594**	30,594	63,527
Retained earnings		**49,768**	–	69,320
Currency translation adjustment	14	**22,848**	22,346	9,558
		297,106	211,996	419,430
		$ **1,169,159**	$ 1,089,850	$ 834,883

See accompanying notes

On behalf of the Board:

John T. Mayberry (signed)

John T. Mayberry, Director and
Chairman of the Audit Committee

Jennifer J. Jackson (signed)

Jennifer J. Jackson, Director and
Member of the Audit Committee

consolidated statements of income, retained earnings and Magna's net investment

[U.S. dollars in thousands, except per share figures]	Note	Years ended December 31, 2001	2000	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
			[unaudited]			
Sales	17	**$ 1,815,869**	$ 1,558,536	$ 663,340	$ 1,479,255	$ 1,332,584
Cost of goods sold	17	**1,450,360**	1,266,952	543,662	1,194,319	1,096,366
Depreciation and amortization		**81,360**	64,308	28,644	60,677	54,116
Selling, general and administrative		**115,130**	96,468	40,917	97,500	93,866
Affiliation and social fees	17	**27,110**	18,752	8,072	17,406	14,754
Operating income		**141,909**	112,056	42,045	109,353	73,482
Equity (income) loss	5	**(15)**	(516)	(200)	(448)	55
Interest expense, net	8	**19,095**	18,850	8,222	17,552	16,442
Amortization of discount on Convertible Series Preferred Shares	11	**9,276**	3,425	1,119	3,919	3,759
Other income, net	10	**(2,458)**	–	–	–	–
Income before income taxes and minority interest		**116,011**	90,297	32,904	88,330	53,226
Income taxes	7	**46,336**	38,819	12,696	41,204	23,453
Minority interest		**843**	(1,456)	291	(2,467)	(577)
Net income		**$ 68,832**	$ 52,934	$ 19,917	$ 49,593	$ 30,350
Financing charges on Convertible Series Preferred Shares and Subordinated Debentures, net of taxes	10, 11	**$ (6,474)**	$ (2,758)	$ (1,895)	$ (1,759)	$ (1,892)
Loss on retirement of Subordinated Debenture, net of taxes	10	**(1,717)**	–	–	–	–
Net income attributable to Class A Subordinate Voting and Class B Shares		**60,641**	50,176	18,022	47,834	28,458
Retained earnings, beginning of period		**-**	47,359	69,320	37,728	16,467
Magna's net investment, beginning of period		**-**	236,832	201,302	212,334	240,366
Dividends on Class A Subordinate Voting and Class B Shares	12	**(10,873)**	(6,612)	(3,450)	(6,037)	(4,599)
Net (distribution to) contribution by Magna		**-**	(244,586)	45,418	(31,244)	(35,958)
Change in currency translation adjustment of MES		**-**	–	(263)	10,007	5,328
Cumulative adjustment for change in accounting policy	7	**-**	1,518	1,518	–	–
Global Exteriors Transaction adjustments	19	**-**	(84,687)	(331,867)	–	–
Retained earnings and Magna's net investment after the Global Exteriors Transaction, end of period		**$ 49,768**	$ –	$ –	$ 270,622	$ 250,062
Earnings per Class A Subordinate Voting or Class B Share						
Basic	20	**$ 1.00**	–	–	–	–
Diluted	20	**$ 0.81**	–	–	–	–
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)						
Basic	20	**60.5**	–	–	–	–
Diluted	20	**90.6**	–	–	–	–

See accompanying notes

consolidated statements of cash flows

[U.S. dollars in thousands]	Note	Years ended December 31, 2001	2000	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
			[unaudited]			
Cash provided from (used for):						
OPERATING ACTIVITIES						
Net income		**$ 68,832**	$ 52,934	$ 19,917	$ 49,593	$ 30,350
Items not involving current cash flows	15	**91,878**	77,510	29,923	78,058	61,316
		160,710	130,444	49,840	127,651	91,666
Changes in non-cash working capital	15	**(920)**	(12,580)	(48,282)	(23,553)	7,668
		159,790	117,864	1,558	104,098	99,334
INVESTING ACTIVITIES						
Fixed asset additions		**(68,472)**	(80,568)	(25,248)	(81,911)	(137,377)
Acquisitions of subsidiaries, net of cash acquired	2	**(14,864)**	(43,424)	(43,424)	–	–
Increase in investments and other		**(6,251)**	(8,256)	(5,570)	(2,021)	(1,826)
Proceeds from dispositions		**1,492**	258	38	189	609
		(88,095)	(131,990)	(74,204)	(83,743)	(138,594)
FINANCING ACTIVITIES						
Increase (decrease) in bank indebtedness	8	**80,774**	70,154	50,568	(5,777)	18,328
(Repayments) issues of long-term debt, net	8	**(14,770)**	(24,103)	(1,227)	(216)	16,419
Repayments of debt due to Magna	8	**(85,435)**	(10,980)	(4,116)	(8,017)	(18,528)
Repayments of debenture interest obligation	10	**(20,762)**	(1,350)	(1,350)	–	–
Repayment of Subordinated Debentures	10	**(74,252)**	–	–	–	–
Issuances of Class A Subordinate Voting Shares, net	12	**111,346**	–	–	–	–
Dividends on Convertible Series Preferred Shares	11	**(11,085)**	(5,000)	(1,250)	(4,999)	(4,999)
Dividends on Class A Subordinate Voting and Class B Shares	12	**(12,599)**	(6,610)	(1,725)	(6,037)	(4,599)
Net contribution by (distribution to) Magna	19	**–**	13,881	39,860	(1,924)	13,888
		(26,783)	35,992	80,760	(26,970)	20,509
Effect of exchange rate changes on cash and cash equivalents		**(682)**	(778)	(305)	(843)	(271)
Net increase (decrease) in cash and cash equivalents during the period		**44,230**	21,088	7,809	(7,458)	(19,022)
Cash and cash equivalents, beginning of period		**50,041**	28,953	42,232	49,690	68,712
Cash and cash equivalents, end of period		**$ 94,271**	$ 50,041	$ 50,041	$ 42,232	$ 49,690

See accompanying notes

1. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company are set out under "Significant Accounting Policies" preceding these consolidated financial statements.

2. BUSINESS ACQUISITIONS

Acquisitions in the Year Ended December 31, 2001

Autosystems Manufacturing Inc.

On September 28, 2001, the Company acquired the lighting components manufacturing business and related fixed and working capital assets of Autosystems Manufacturing Inc. ("Autosystems") from the court appointed receiver and monitor of Autosystems.

Autosystems is an automotive lighting manufacturer located in Ontario whose principal customers include General Motors Corporation and Visteon Corporation. Total consideration paid in connection with the acquisition amounted to $12.3 million. The acquisition has been accounted for by the purchase method in these consolidated financial statements from the date of acquisition.

The net effect of the transaction on the Company's consolidated balance sheet was as follows:

[U.S. dollars in thousands]	
Non-cash working capital	**$ 2,200**
Fixed assets	**10,070**
Net assets acquired	**$ 12,270**

Decomex Inc.

In May 2001, the Company acquired the remaining minority interest in Decomex Inc. ("Decomex") from Corporación Activa, S.A. de C.V. ("Activa"). Decomex operates fascia moulding and finishing operations in Mexico.

Total consideration paid in connection with the acquisition amounted to $7.8 million which gave rise to goodwill of $0.1 million. The purchase price was satisfied with cash of $2.6 million and by the issuance of $5.2 million of prime rate promissory notes (see *note 8*).

The acquisition has been accounted for by the purchase method in these consolidated financial statements from the date of acquisition.

Acquisitions in the Five Month Period Ended December 31, 2000

Conix Group

In October 2000, the Company acquired the minority interest in the Conix Group from Visteon Corporation.

The Conix Group operates fascia moulding and finishing operations in Canada, the United States, England and Belgium. Prior to the completion of this transaction, the Company and Visteon Corporation jointly controlled the Conix Group and the results of the Conix Group were included in these consolidated financial statements on a 51% proportionate basis (see note 3).

The total consideration paid in connection with the acquisition amounted to $134.6 million (net of cash acquired of $7.1 million). The acquisition has been accounted for by the purchase method in these consolidated financial statements from the date of acquisition.

The net effect of the transaction on the Company's consolidated balance sheet was as follows:

[U.S. dollars in thousands]	
Non-cash working capital	$ 24,090
Fixed assets (including deferred preproduction costs of $3,826)	82,964
Bank indebtedness	(19,141)
Future income taxes, net	(5,477)
Long-term debt, including portion due within one year	(12,330)
Net assets	70,106
Goodwill	64,452
Total purchase price, net of cash acquired	134,558
9.5% Subordinated Debentures issued on acquisition (see note 10)	91,134
Cash paid, net of cash acquired	$ 43,424

Pro forma Impact

If these acquisitions had occurred on August 1, 1999, the unaudited pro forma combined sales of the Company for the year ended December 31, 2001 would have been $1,863.7 million (five month period ended December 31, 2000 – $732.6 million; year ended July 31, 2000 – $1,769.2 million); net income would have been $62.5 million (five month period ended December 31, 2000 – $15.4 million; year ended July 31, 2000 – $48.5 million).

3. INTERESTS IN JOINTLY CONTROLLED ENTITIES

The following is the Company 's combined proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company had a 51% interest prior to the October 16, 2000 acquisition of the remaining interest in the Conix Group (see note 2) (before eliminations):

Balance Sheets

[U.S. dollars in thousands]	July 31, 2000
Current assets	$ 55,143
Long-term assets	$ 85,373
Current liabilities	$ 44,484
Long-term liabilities	$ 17,092

Statements of Income

[U.S. dollars in thousands]	Period ended October 16, 2000	Years ended July 31, 2000	1999
Sales	$ 43,532	$ 244,848	$ 212,285
Cost of goods sold, expenses and income taxes	41,571	234,068	203,054
Net income	$ 1,961	$ 10,780	$ 9,231

Statements of Cash Flows

[U.S. dollars in thousands]	Period ended October 16, 2000	Years ended July 31, 2000	1999
Cash provided from (used for):			
Operating activities	$ (3,304)	$ 21,985	$ 18,226
Investing activities	$ (1,588)	$ (22,394)	$ (23,161)
Financing activities	$ 5,177	$ (849)	$ 7,214

4. INVENTORIES

Inventories consist of:

[U.S. dollars in thousands]	December 31, 2001	2000	July 31, 2000
Raw materials and supplies	$ 44,914	$ 38,791	$ 33,285
Work-in-process	17,272	13,706	14,602
Finished goods	26,778	20,155	19,596
Tooling	98,050	55,096	42,004
	$ 187,014	$ 127,748	$ 109,487

5. INVESTMENTS

Investments consist of the Company 's 40% interests in Bestop Inc. ("Bestop") and Modular Automotive Systems LLC ("MAS").

The Company's investment in Bestop is subject to a shareholders agreement with Magna which holds the remaining 60% interest. The agreement provides for restrictions on share transfers and rights of first refusal. The Company 's investment in Bestop includes goodwill of $7.2 million (December 31, 2000 - $8.2 million; July 31, 2000 - $8.4 million).

6. FIXED ASSETS

Fixed assets consist of:

[U.S. dollars in thousands]	December 31, 2001	2000	July 31, 2000
Cost			
Land	$ 13,840	$ 13,650	$ 12,190
Buildings and leasehold improvements	122,007	118,875	100,810
Machinery and equipment	749,435	714,783	619,485
	885,282	847,308	732,485
Accumulated depreciation			
Buildings and leasehold improvements	(36,253)	(30,684)	(28,381)
Machinery and equipment	(367,332)	(320,531)	(286,860)
	481,697	496,093	417,244
Deferred preproduction costs, net	10,077	11,553	4,952
	$ 491,774	$ 507,646	$ 422,196

Notes:

[i] Included in the cost of fixed assets are construction in progress expenditures of $24.4 million (December 31, 2000 - $45.3 million; July 31, 2000 - $47.7 million).

[ii] No interest was capitalized on construction in progress during the year ended December 31, 2001 (five month period ended December 31, 2000 - $0.5 million; years ended July 31, 2000 - $0.3 million; July 31, 1999 - $3.0 million).

7. INCOME TAXES

[a] In the five month period ended December 31, 2000, the Company adopted the liability method of tax allocation for accounting for income taxes. The consolidated financial statements for periods prior to the five month period ended December 31, 2000 have not been restated. The cumulative effect, as at August 1, 2000, of adopting these recommendations was a reduction in future tax liabilities and an increase in retained earnings of $1.5 million.

[b] The provision for income taxes differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

	Year ended December 31, 2001	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Canadian statutory income tax rate	**41.7%**	43.6%	44.4%	44.6%
Manufacturing and processing profits deduction	**(3.8)**	(5.3)	(7.5)	(10.2)
Foreign rate differentials	**(4.6)**	(4.7)	(0.5)	1.3
	33.3%	33.6%	36.4%	35.7%
Losses not benefited	**6.5**	2.8	6.4	4.2
Amortization of discount on Convertible Series Preferred Shares	**3.3**	1.4	1.9	3.2
Reversal of tax losses previously benefited	**–**	–	2.1	–
Utilization of losses not previously benefited	**(2.5)**	–	–	–
Non-deductible goodwill amortization	**1.2**	–	–	–
Cumulative translation adjustment	**(1.0)**	–	–	–
Future income tax revaluation due to Ontario tax rate reduction	**(1.4)**	–	–	–
Earnings of equity investees	**–**	(0.2)	(0.2)	–
Other	**0.5**	1.0	–	1.0
Effective income tax rate on income before income taxes and minority interest	**39.9%**	38.6%	46.6%	44.1%

[c] The details of income before income taxes and minority interest by jurisdiction are as follows:

[U.S. dollars in thousands]	Year ended December 31, 2001	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Canadian	**$ 53,016**	$ 19,266	$ 69,486	$ 57,313
Foreign	**62,995**	13,638	18,844	(4,087)
	$ 116,011	$ 32,904	$ 88,330	$ 53,226

[d] *The details of the income tax provision are as follows:*

[U.S. dollars in thousands]	Year ended December 31, 2001	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Current provision				
Canadian federal taxes	**$ 14,275**	$ 4,359	$ 15,449	$ 14,048
Provincial taxes	**6,914**	2,574	9,388	8,577
Foreign taxes	**22,455**	4,654	3,506	3,380
	43,644	11,587	28,343	26,005
Future provision				
Canadian federal taxes	**(1,509)**	746	495	(255)
Provincial taxes	**(731)**	310	295	(156)
Foreign taxes	**4,932**	53	12,071	(2,141)
	2,692	1,109	12,861	(2,552)
	$ 46,336	$ 12,696	$ 41,204	$ 23,453

[e] Future income taxes have been provided on temporary and timing differences which consist of the following:

[U.S. dollars in thousands]	Year ended December 31, 2001	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Tax depreciation in excess of book depreciation	**$ 3,953**	$ 679	$ 4,895	$ 1,065
Preproduction and contract costs, capitalized for accounting (net of amortization), deducted for tax	**(713)**	1,049	(10)	1,983
Tax losses benefited	**(914)**	(1,075)	845	(5,482)
Utilization of loss carryforwards	**662**	467	5,266	–
Reversal of tax losses previously benefited	**–**	–	1,492	–
Future income tax revaluation due to Ontario tax rate reduction	**(1,605)**	–	–	–
Amortization of share issue costs and other temporary differences	**1,309**	(11)	373	(118)
	$ 2,692	$ 1,109	$ 12,861	$ (2,552)

[f] Future tax assets and liabilities consist of the following temporary differences:

[U.S. dollars in thousands]	December 31, 2001	2000	July 31, 2000
Assets:			
Tax benefit of loss carryforwards			
Pre-acquisition	**$ 1,650**	$ 2,135	$ –
Post-acquisition	**17,822**	11,391	8,888
Share issue costs	**1,567**	327	427
	21,039	13,853	9,315
Valuation allowance against tax benefit of loss carryforwards			
Pre-acquisition	**(522)**	(763)	–
Post-acquisition	**(10,575)**	(6,295)	(5,329)
	9,942	6,795	3,986
Liabilities:			
Tax depreciation in excess of book depreciation	**(40,905)**	(38,897)	(34,006)
Deferred preproduction costs	**(4,266)**	(5,275)	(3,481)
Other	**(865)**	1,072	(338)
	(46,036)	(43,100)	(37,825)
Net future income taxes	**$ (36,094)**	$ (36,305)	$ (33,839)

[g] At December 31, 2001, the Company had income tax loss carryforwards of approximately $35 million, which relate to certain entities in the United Kingdom and Belgium, the tax benefits of which have not been recognized in the consolidated financial statements. These losses have no expiry date.

[h] Consolidated retained earnings include approximately $108.6 million at December 31, 2001 of undistributed earnings of foreign subsidiaries that may be subject to tax if remitted to the Canadian parent company. No provision has been made for such taxes as these earnings are considered to be reinvested for the foreseeable future.

8. DEBT AND COMMITMENTS

[a] At December 31, 2001, the Company had total lines of credit of $333 million. Of this amount, $300 million is represented by an extendible revolving credit facility that expires on May 30, 2002, at which time the Company may request further revolving 364 day extensions. The unused and available lines of credit at December 31, 2001 were approximately $154 million.

Bank indebtedness at December 31, 2001 includes $59 million of debt denominated in Canadian dollars and $67 million of debt denominated in Euros.

[b] The Company's long-term debt consists of the following:

[U.S. dollars in thousands]	December 31, 2001	2000	July 31, 2000
Bank term debt denominated in Euros [i]	$ 14,572	$ 26,188	$ 12,316
Notes payable denominated in Canadian dollars [ii]	5,014	–	–
Bank debt denominated in U.S. dollars [iii]	4,000	9,989	11,909
Term debt denominated in Euros [iv]	3,429	3,650	3,500
Lease obligation denominated in Euros	386	513	527
Other	107	–	–
	27,508	40,340	28,252
Less due within one year	9,566	7,736	663
	$ 17,942	$ 32,604	$ 27,589

Notes:

[i] The unsecured bank term debt bears interest at EURIBOR plus 0.1%, is repayable on a quarterly basis and matures on March 1, 2004.

[ii] These promissory notes were issued on the acquisition of the remaining minority interest in Decomex (see note 2), are denominated in Canadian dollars and bear interest at the bank 's prime rate. $2.5 million of the promissory notes is repayable on May 31, 2002 and $2.5 million is repayable on May 31, 2003.

[iii] The unsecured bank debt bears interest at 8.14%. This debt facility is subject to annual renewal and has, therefore, been classified as current as at December 31, 2001.

[iv] The government term debt bears interest at 5.83% per annum and is repayable in full in May 2002.

[c] The Company's debt due to Magna consists of the following:

[U.S. dollars in thousands]	December 31, 2001	2000	July 31, 2000
Assumed Magna Debt on closing of the Global Exteriors Transaction (see note 19)			
Cash consideration, due January 5, 2001	$ –	$ 3,087	$ –
Debt settled prior to January 5, 2001	–	9,079	–
Debt denominated in Canadian dollars [i]	37,604	79,411	–
Debt denominated in Euros [ii]	126,928	140,408	–
	164,532	231,985	–
Notes payable denominated in both Canadian and U.S. dollars [iii]	–	1,596	912
Notes payable denominated primarily in U.S. dollars [iv]	–	21,387	25,938
	164,532	254,968	26,850
Less due within one year	76,008	114,560	26,850
	$ 88,524	$ 140,408	$ –

Notes:

[i] The debt denominated in Canadian dollars arose on the closing of the Global Exteriors Transaction. This debt initially bore interest at 7.5% and was repayable in 2001. The interest rate on this debt was subsequently renegotiated to 4.85% effective September 2001, and 3.1% effective January 1, 2002, and the maturity date of Cdn. $60 million of this debt has been extended to March 31, 2002.

[ii] The debt denominated in Euros arose on the closing of the Global Exteriors Transaction, bears interest at 7.0% to 7.5% and is repayable over the period to December 31, 2004.

[iii] The unsecured notes payable consisted of both Canadian and U.S. dollar notes. The Canadian notes bore interest at rates not exceeding the bank 's prime rate. The U.S. notes bore interest at the bank 's U.S. prime rate minus 1%. The notes were repaid in 2001.

[iv] The unsecured notes payable, which bore interest at the bank 's U.S. prime rate minus 1%, matured on June 30, 2001 and were repaid.

[d] Future principal repayments on long-term debt are estimated to be as follows:

[U.S. dollars in thousands]	Third parties	Magna and its affiliates	Total
2002	$ 9,566	$ 76,008	**$ 85,574**
2003	10,320	29,508	**39,828**
2004	2,853	59,016	**61,869**
2005	3,059	-	**3,059**
2006	752	-	**752**
Thereafter	958	-	**958**
	$ 27,508	$ 164,532	**$ 192,040**

[e] Net interest expense includes:

[U.S. dollars in thousands]	Year ended December 31, 2001	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Interest expense				
Current	**$ 4,506**	$ 1,922	$ 1,539	$ 2,056
Long-term	**3,169**	1,303	1,609	1,029
Intercompany to Magna and affiliates	**13,900**	6,643	16,392	19,203
	21,575	9,868	19,540	22,288
Less: Interest capitalized	**-**	(533)	(319)	(2,973)
	21,575	9,335	19,221	19,315
Interest income	**(2,480)**	(1,113)	(1,669)	(2,873)
Net interest expense	**$ 19,095**	$ 8,222	$ 17,552	$ 16,442

Interest paid in cash for the year ended December 31, 2001 was $19.2 million (five month period ended December 31, 2000 – $9.0 million; years ended July 31, 2000 – $18.8 million; July 31, 1999 – $19.5 million).

[f] At December 31, 2001, the Company had commitments under operating leases requiring future annual rental payments as follows:

[U.S. dollars in thousands]	Third parties	Magna and its affiliates	Total
2002	$ 12,953	$ 8,707	**$ 21,660**
2003	11,691	8,524	**20,215**
2004	10,360	8,583	**18,943**
2005	8,712	8,608	**17,320**
2006	8,098	8,324	**16,422**
Thereafter	24,767	44,387	**69,154**
	$ 76,581	$ 87,133	**$ 163,714**

In the year ended December 31, 2001, operating lease expense amounted to approximately $22.1 million (five month period ended December 31, 2000 – $9.1 million; years ended July 31, 2000 – $20.2 million; July 31, 1999 – $17.7 million).

9. EMPLOYEE FUTURE BENEFIT PLANS

Prior to 2001, Decoma's Corporate Constitution required that 10% of employee pre-tax profits before profit sharing (defined in the Corporate Constitution) for any fiscal period be allocated to an employee equity participation and profit sharing program (the "Decoma EPSP") consisting of the Decoma deferred profit sharing plan and a cash distribution to eligible employees of Decoma. Eligible Canadian and United States employees participate in the Decoma EPSP. During 2001, Decoma amended its Corporate Constitution to allow for the introduction of a defined benefit pension plan in addition to the Decoma EPSP. All employees that participate in the Decoma EPSP were, and all new employees are, given the option of continuing in the Decoma EPSP or receiving a reduced entitlement under the Decoma EPSP plus a defined benefit pension. The defined benefit pension is payable to retirees based on years of service and compensation levels.

During the five month period ended December 31, 2000, the Company introduced a post retirement medical benefits plan covering eligible employees and retirees in Canada and the United States. Retirees age 60 or older with ten or more years of service will be eligible for benefits. In addition, existing retirees as at August 1, 2000 that meet the above criteria are also eligible for benefits. Benefits are subject to a fixed cap based on years of service.

Certain of the Company 's European subsidiaries sponsor defined benefit pension arrangements for their employees.

Prior to the five month period ended December 31, 2000, defined benefit pension and post retirement medical obligations were not significant and have been included in accrued salaries and wages.

The significant actuarial assumptions adopted in measuring the Company 's projected benefit obligations are as follows:

Discount rate	5.75% to 7.5%
Rate of compensation increase	4%

Information about the Company 's defined benefit pension and post retirement medical benefits plans is as follows:

Projected Benefit Obligation

[U.S. dollars in thousands]	December 31, 2001	December 31, 2000
Beginning of period	$ 6,080	$ 1,453
Past service obligation arising on plan introduction	-	4,035
Current service and interest costs	2,041	627
Actuarial gains and changes in assumptions	(850)	-
Benefits paid	(29)	(7)
Currency translation	(302)	(28)
Unfunded obligation	6,940	6,080
Unrecognized past service costs	(3,789)	(3,912)
Unrecognized actuarial gains	1,136	-
Net amount recognized in the consolidated balance sheets	$ 4,287	$ 2,168

Net Periodic Cost

[U.S. dollars in thousands]	Year ended December 31, 2001	Five month period ended December 31, 2000
Current service and interest costs	$ 2,041	$ 627
Amortization of past service cost	209	82
Amortization of actuarial gains	(3)	-
Total cost of benefits	$ 2,247	$ 709

10. SUBORDINATED DEBENTURES

[a] On October 16, 2000, Decoma issued $32 million and $58 million of 9.5% unsecured Subordinated Debentures at par, as partial consideration for the remaining interest in the Conix Group (see note 2). These debentures were repaid with cash in June and November of 2001, respectively.

The Subordinated Debentures were redeemable at any time at par plus accrued and unpaid interest. Upon their redemption or maturity on October 16, 2003, the Company could, at its option, satisfy the amounts payable by delivering such number of Class A Subordinate Voting Shares of the Company to a registered trustee for the sale to open bidders as required to satisfy the payment obligation. Interest on the obligation was payable on a quarterly basis.

[b] The November 2001 repayment of the $58 million Subordinated Debenture gave rise to certain foreign exchange losses. There were no substantial foreign exchange losses on the June 2001 repayment of the $32 million Subordinated Debenture. Decoma funded the repayment of the $58 million Subordinated Debenture in part by $25 million that was permanently repatriated from the Company 's United States operations. The $25 million repatriation and $58 million repayment transactions gave rise to the following income statement amounts during 2001:

[U.S. dollars in thousands]		
Foreign exchange loss on retirement of debenture interest obligation	$	(322)
Recognition of pro rata amount of cumulative translation adjustment on repatriation		2,780
Income before income taxes and minority interest		2,458
Income tax recovery		86
Net income		2,544
Foreign exchange loss on retirement of Subordinated Debenture, net of taxes		(1,717)
Net income attributable to Class A Subordinate Voting and Class B Shares	$	827

11. CONVERTIBLE SERIES PREFERRED SHARES

The Company has issued the following Convertible Series Preferred Shares:

	Number of Shares	Face Value Per Share	Face Value Total	Dividend Rate	Conversion Price
Series 1	500,000	Cdn. $100	Cdn. $50,000,000	5.00%	Cdn. $10.07
Series 2	500,000	Cdn. $100	Cdn. $50,000,000	5.00%	Cdn. $10.07
Series 3	500,000	Cdn. $100	Cdn. $50,000,000	5.00%	Cdn. $10.07
Series 4	1,000,000	Cdn. $100	Cdn. $100,000,000	5.75%	Cdn. $13.20
Series 5	1,000,000	Cdn. $100	Cdn. $100,000,000	5.75%	Cdn. $13.20

The Preferred Shares are:

- retractable at their carrying value by the holders thereof after July 31, 2000 in the case of the Preferred Shares, Series 1; after July 31, 2001 in the case of the Preferred Shares, Series 2; after July 31, 2002 in the case of the Preferred Shares, Series 3; after December 31, 2003 in the case of the Preferred Shares, Series 4; and after December 31, 2004 in the case of the Preferred Shares, Series 5; and
- redeemable at their carrying value and subject to purchase for cancellation by the Company commencing August 1, 2003 in the case of the Preferred Shares, Series 1, 2 and 3 and commencing December 31, 2005 in the case of the Preferred Shares, Series 4 and 5.

Dividends are payable on a quarterly basis.

The Preferred Shares, Series 4 and 5 were issued to Magna on January 5, 2001 as partial consideration for the Global Exteriors Transaction (see note 19).

The portion of the Convertible Series Preferred Shares classified as long-term debt is as follows:

[U.S. dollars in thousands]	Series 1	Series 2	Series 3	Series 4	Series 5	Total
Balance, July 31, 1998	$ 30,752	$ 29,399	$ 28,026	$ –	$ –	$ 88,177
Amortization of discount	1,262	1,256	1,241	–	–	3,759
Balance, July 31, 1999	32,014	30,655	29,267	–	–	91,936
Amortization of discount	1,314	1,309	1,296	–	–	3,919
Balance, July 31, 2000	33,328	31,964	30,563	–	–	95,855
Amortization of discount	–	562	557	–	–	1,119
Balance, December 31, 2000	33,328	32,526	31,120	–	–	96,974
Issuance on closing of the Global Exteriors Transaction (see note 19)	–	–	–	54,796	51,331	106,127
Balance after the Global Exteriors Transaction, December 31, 2000	33,328	32,526	31,120	54,796	51,331	203,101
Amortization of discount	–	786	1,334	3,695	3,461	9,276
Currency translation	(1,992)	(1,976)	(1,900)	(3,383)	(3,170)	(12,421)
Balance, December 31, 2001	$ 31,336	$ 31,336	$ 30,554	$ 55,108	$ 51,622	$ 199,956

The liability amounts for the Preferred Shares, Series 1, 2 and 3 are presented as long-term liabilities since Magna has indicated that it will not exercise its retraction rights related to these shares before January 1, 2003.

The portion of the Convertible Series Preferred Shares included in shareholders' equity is as follows:

[U.S. dollars in thousands]	December 31, 2001	December 31, 2000	July 31, 2000
Warrant portion (relating to conversion feature)	**$ 6,370**	$ 6,371	$ 2,342
Dividend stream portion (relating to non-cumulative dividends)	**19,701**	26,053	4,283
	$ 26,071	$ 32,424	$ 6,625

12. CAPITAL STOCK

[a] Class A Subordinate Voting Shares and Class B Shares

Class A Subordinate Voting Shares without par value (unlimited amount authorized) are entitled to one vote per share at all meetings of shareholders and shall participate equally as to cash dividends with each Class B Share.

Class B Shares without par value (unlimited amount authorized) are entitled to 20 votes per share at all meetings of shareholders, shall participate equally as to cash dividends with each Class A Subordinate Voting Share and may be converted at any time into fully-paid Class A Subordinate Voting Shares on a one-for-one basis.

In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders' equity as at December 31, 2001 and 2000 and July 31, 2000 are as follows:

[U.S. dollars in thousands]	Class A Subordinate Voting Shares Number of shares	Class A Subordinate Voting Shares Stated Value	Class B Shares Number of shares	Class B Shares Stated Value
Issuance of Class B Shares on the reorganization of the Company December 7, 1997	–	$ –	31,909,091	$ 63,527
Initial public offering	11,218,316	69,098	–	–
Balance, December 31, 2000	11,218,316	69,098	31,909,091	63,527
Issuance of Class A Subordinate Voting Shares on closing of the Global Exteriors Transaction	8,333,333	–	–	–
Reduction in stated capital (see note 19)	–	(12,619)	–	(32,933)
Balance after the Global Exteriors Transaction, December 31, 2000	19,551,649	56,479	31,909,091	30,594
Issuance of Class A Subordinate Voting Shares through public offering	16,100,000	111,131	–	–
Issuance of Class A Subordinate Voting Shares on exercise of stock options	35,250	215	–	–
Balance December 31, 2001	35,686,899	$ 167,825	31,909,091	$ 30,594

Note:
The Company completed a public offering of Class A Subordinate Voting Shares in June 2001. The details of the proceeds from the offering are as follows:

[U.S. dollars in thousands]	
Total proceeds on 16,100,000 shares at Cdn. $10.85 per share	$ 114,621
Expenses of the issue, net of taxes	(3,490)
	$ 111,131

[b] Incentive Stock Options

Under the 1998 Incentive Stock Option Plan adopted by the Company on March 2, 1998, the Company may grant options to purchase Class A Subordinate Voting Shares to present and future officers, directors, other full-time employees or consultants of the Company. The maximum number of shares reserved to be issued for options is 4,100,000. The number of reserved but unoptioned shares at December 31, 2001 is 2,304,000 (December 31, 2000 – 2,673,750; July 31, 2000 – 2,673,750).

All options granted are for a term of no more than ten years from the date of the grant. The options granted under Tranche 1 vest 12 1/2% on the grant date, 12 1/2% on July 31, 1998 and 12 1/2% on each of the following six years. The options granted under Tranche 2 vest 33 1/3% on the grant date and 16 2/3% on each of the following four anniversaries of the grant. The options granted under Tranche 3 vest 37 1/2% on July 31, 1999 and 12 1/2% on July 31 of each of the following five years. The options granted under Tranche 4, 6, 7 and 8 vest 20% on the grant date and 20% on each of the following four anniversaries of the grant. The options granted under Tranche 5 vest 60% on the grant date and 20% on each of December 31, 2000 and December 31, 2001.

The following is a continuity schedule of options outstanding:

	Number	Weighted Average Exercise Price	Number of Options Exercisable
Outstanding at July 31, 1998	1,130,000	Cdn. $12.19	345,000
Granted	40,000	Cdn. $11.55	
Vested			187,500
Outstanding at July 31, 1999	1,170,000	Cdn. $12.17	532,500
Granted	275,000	Cdn. $11.06	
Cancelled	(18,750)	Cdn. $ 9.50	
Vested			256,750
Outstanding at July 31, 2000	1,426,250	Cdn. $11.99	789,250
Vested			14,000
Outstanding at December 31, 2000	1,426,250	Cdn. $11.99	803,250
Granted	405,000	Cdn. $11.92	
Exercised	(35,250)	Cdn. $ 9.50	(35,250)
Vested			321,000
Outstanding at December 31, 2001	1,796,000	Cdn. $12.02	1,089,000

At December 31, 2001, the outstanding options consist of the following:

		Options Outstanding		
	Exercise Price	Number	Remaining Contractual Life	Number of Options Exercisable
Tranche 1	Cdn. $ 9.50	326,000	6.1	206,000
Tranche 2	Cdn. $13.55	750,000	5.6	625,000
Tranche 3	Cdn. $11.55	40,000	6.1	25,000
Tranche 4	Cdn. $11.00	205,000	8.4	82,000
Tranche 5	Cdn. $11.25	70,000	8.0	70,000
Tranche 6	Cdn. $10.08	65,000	9.2	13,000
Tranche 7	Cdn. $10.30	20,000	9.3	4,000
Tranche 8	Cdn. $12.40	320,000	9.8	64,000
		1,796,000		1,089,000
Weighted Average Exercise Price		Cdn. $12.02		Cdn. $12.28
Weighted Average Remaining Contractual Life			7.0	

[c] Maximum Number of Shares

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all the outstanding options and Convertible Series Preferred Shares issued and outstanding at December 31, 2001 were exercised or converted.

	Number of Shares
Class A Subordinate Voting Shares outstanding at December 31, 2001	35,686,899
Class B Shares outstanding at December 31, 2001	31,909,091
Options to purchase Class A Subordinate Voting Shares	1,796,000
Preferred Shares, Series 1, convertible at Cdn. $10.07 per share	4,965,243
Preferred Shares, Series 2, convertible at Cdn. $10.07 per share	4,965,243
Preferred Shares, Series 3, convertible at Cdn. $10.07 per share	4,965,243
Preferred Shares, Series 4, convertible at Cdn. $13.20 per share	7,575,758
Preferred Shares, Series 5, convertible at Cdn. $13.20 per share	7,575,758
	99,439,235

In addition, the Company has reserved 1,000,000 Class A Subordinate Voting shares for future issuances to the Decoma deferred profit sharing plan.

[d] Dividends

Dividends declared and paid on outstanding Class A Subordinate Voting and Class B Shares were as follows:

[U.S. dollars in thousands unless otherwise noted]	Per Class A Subordinate Voting and Class B Share	Total
Dividends declared and paid in respect of the:		
Three month period ended July 31, 1998	Cdn. $0.03	$ 862
Three month period ended October 31, 1998	Cdn. $0.03	863
Three month period ended January 31, 1999	Cdn. $0.05	1,437
Three month period ended April 30, 1999	Cdn. $0.05	1,437
Charged to retained earnings during the year ended July 31, 1999		$ 4,599
Three month period ended July 31, 1999	Cdn. $0.05	$ 1,437
Three month period ended October 31, 1999	Cdn. $0.05	1,437
Three month period ended January 31, 2000	Cdn. $0.05	1,437
Three month period ended April 30, 2000	Cdn. $0.06	1,726
Charged to retained earnings during the year ended July 31, 2000		$ 6,037
Three month period ended July 31, 2000	Cdn. $0.06	$ 1,725
Three month period ended October 31, 2000	Cdn. $0.06	1,725
Charged to retained earnings during the five month period ended December 31, 2000		$ 3,450
Two month period ended December 31, 2000	$0.03	$ 1,544
Three month period ended March 31, 2001	$0.05	2,573
Three month period ended June 30, 2001	$0.05	3,378
Three month period ended September 30, 2001	$0.05	3,378
Charged to retained earnings during the year ended December 31, 2001		$ 10,873

13. FINANCIAL INSTRUMENTS

[a] Fair Value

The methods and assumptions used to estimate the fair value of financial instruments are described below.

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities

Due to the short period to maturity of these instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of their fair value.

Investments

Fair value information is not readily available. However, management believes the market value to be in excess of the carrying value of investments.

Long-term debt

The fair value of the Company 's long-term debt (including the debt portion of the Convertible Series Preferred Shares and long-term debt due to Magna) is estimated using discounted cash flow analyses based on the Company 's current incremental borrowing rates for similar types of arrangements. The fair values are not necessarily indicative of the amounts that the Company may incur in actual market transactions.

The fair value of the Company 's long-term debt approximates its carrying value with the following exceptions:

[U.S. dollars in thousands]	December 31, 2001 Carrying Amount	Fair Value
Long-term debt due to Magna (including current portion)	$ 164,532	$ 167,591
Convertible Series Preferred Shares (debt portion)	$ 199,956	$ 203,309

The fair value of the Company 's long-term debt at December 31, 2000 was not materially different from its carrying value.

[b] Credit Risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents which consists of short-term investments, including commercial paper, is only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government or corporation.

The Company, in the normal course of business, is exposed to credit risk from its customers, substantially all of which are in the automotive industry.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions and which the Company anticipates will satisfy their obligations under the contracts.

[c] Interest Rate Risk

The following table summarizes the Company 's exposure to interest rate risk as at December 31, 2001:

[U.S. dollars in thousands]	Floating Rate	Fixed interest rate maturing within 5 years	Non-interest bearing	Total
Financial Assets:				
Cash and cash equivalents	$ 94,271	$ –	$ –	$ 94,271
Accounts receivable and all other receivables	–	–	270,961	270,961
Financial Liabilities:				
Bank indebtedness	(159,959)	–	–	(159,959)
Accounts payable and all other accrued liabilities and payables	–	–	(269,775)	(269,775)
Long-term debt	(19,586)	(7,922)	–	(27,508)
Long-term debt due to Magna	–	(164,532)	–	(164,532)
Convertible Series Preferred Shares, held by Magna	–	(199,956)	–	(199,956)
	$ (85,274)	$ (372,410)	$ 1,186	$ (456,498)
Average fixed rate of long-term debt		6.09%		

[d] Foreign Exchange Risk

The Company operates in North America and Europe, which gives rise to a risk that its earnings, cash flows and shareholders' equity may be adversely impacted by fluctuations in foreign exchange rates amongst four principal currencies; namely, the U.S. and Canadian dollars, the British Pound, and the Euro.

Operating as a global company, Decoma transacts business through operating divisions whose functional currency is the currency of the division 's country of residency, except for the Company 's operations in Mexico whose functional currency is the U.S. dollar. To protect against the reduction in value of foreign currency cash flows resulting from foreign currency customer and supplier contracts, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its cash flows denominated in foreign currencies with forward contracts. When the operating functional currency strengthens or weakens significantly in relation to other foreign currencies, the corresponding fluctuation in the value of future foreign currency cash flows is offset by gains or losses in the value of the forward contracts designated as hedges. Any gains and losses on these hedging instruments are recognized in the same period as, and part of, the hedged transaction. The Company does not enter into foreign exchange contracts for speculative purposes.

At December 31, 2001, the Company had outstanding foreign exchange forward contracts to buy (sell) as follows (in thousands, except rates):

	For Euro						For Canadian Dollars	
	U.S. Dollars	Weighted Average Rate	Cdn. Dollars	Weighted Average Rate	GBP	Weighted Average Rate	U.S. Dollars	Weighted Average Rate
2002	$ 3,500	1.1161	$ (58,035)	0.7128	£ 5,342	1.6206	$ 7,000	1.5490
2002	–	–	–	–	(5,944)	1.5439	–	–
2003	–	–	–	–	(6,739)	1.5165	–	–
2004	–	–	–	–	(5,852)	1.4937	–	–
2005	–	–	–	–	(2,653)	1.4795	–	–
	$ 3,500	1.1161	$ (58,035)	0.7128	£ (15,846)	1.4771	$ 7,000	1.5490

Based on forward foreign exchange rates as at December 31, 2001 for contracts with similar remaining terms to maturity, the unrecognized net losses relating to the Company 's foreign exchange forward contracts are approximately $1.0 million.

14. CURRENCY TRANSLATION ADJUSTMENT

The following is a continuity schedule of the currency translation adjustment account included in shareholders ' equity:

[U.S. dollars in thousands]	Year ended December 31, 2001	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Balance, beginning of period	**$ 22,346**	$ 9,558	$ 11,588	$ 7,764
Translation adjustments	**3,282**	253	(2,030)	3,824
Global Exteriors Transaction adjustments	**–**	12,535	–	–
Amount recognized in income (see note 10)	**(2,780)**	–	–	–
Balance, end of period	**$ 22,848**	$ 22,346	$ 9,558	$ 11,588

15. DETAILS OF CASH FROM OPERATING ACTIVITIES

[a] Items not involving current cash flows:

[U.S. dollars in thousands]	Year ended December 31, 2001	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Depreciation and amortization	**$ 81,360**	$ 28,644	$ 60,677	$ 54,116
Future income taxes	**2,692**	1,109	12,861	(2,552)
Equity (income) loss	**(15)**	(200)	(448)	55
Minority interest	**843**	291	(2,467)	(577)
Amortization of discount on Convertible Series Preferred Shares	**9,276**	1,119	3,919	3,759
Currency translation adjustment (see note 10)	**(2,780)**	–	–	–
Other	**502**	(1,040)	3,516	6,515
	$ 91,878	$ 29,923	$ 78,058	$ 61,316

[b] Changes in non-cash working capital:

[U.S. dollars in thousands]	Year ended December 31, 2001	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Accounts receivable	**$ (12,284)**	$ (23,243)	$ (28,277)	$ (24,291)
Inventories	**(52,286)**	2,410	(8,889)	2,630
Prepaid expenses and other	**7,885**	(1,970)	1,137	(2,060)
Accounts payable and accrued liabilities	**39,461**	(17,035)	20,076	28,769
Income taxes payable	**16,304**	(8,444)	(7,600)	2,620
	$ (920)	$ (48,282)	$ (23,553)	$ 7,668

16. SEGMENTED INFORMATION

The Company operates in one industry segment, the automotive exteriors business. As at December 31, 2001, the Company had 25 manufacturing facilities in North America and 10 in Europe. In addition, the Company had 5 product development and engineering centres.

The Company's European divisions are managed separately from the Company's North American divisions as a result of differences in customer mix and business environment. The Company's internal financial reports, which are reviewed by executive management including the Company's President and Chief Executive Officer, segment divisional results between North America and Europe. This segmentation recognizes the different geographic business risks faced by the Company's North American and European divisions, including vehicle production volumes in North America and Europe, foreign currency exposure, differences in OEM customer mix, the level of customer outsourcing and the nature of products and systems outsourced.

The accounting policies of each segment are the same as those set out under "Significant Accounting Policies" preceding these consolidated financial statements and inter-segment sales and transfers are accounted for at fair market value.

[a] The following tables show certain information with respect to segment disclosures:

[U.S. dollars in thousands]	Year ended December 31, 2001 North America	Europe	Corporate	Total
Total sales	$ 1,286,108	$ 534,578	$ –	**$ 1,820,686**
Intersegment sales	(4,501)	(316)	–	**(4,817)**
Sales to external customers	$ 1,281,607	$ 534,262	$ –	**$ 1,815,869**
Depreciation and amortization	$ 57,278	$ 24,082	$ –	**$ 81,360**
Operating income	$ 146,556	$ 2,404	$ (7,051)	**$ 141,909**
Equity income	$ (15)	$ –	$ –	**$ (15)**
Interest expense, net	$ 23,652	$ 18,825	$ (23,382)	**$ 19,095**
Amortization of discount on Convertible Series Preferred Shares	$ –	$ –	$ 9,276	**$ 9,276**
Other income, net	$ –	$ –	$ 2,458	**$ 2,458**
Fixed assets, net	$ 356,989	$ 134,785	$ –	**$ 491,774**
Fixed asset additions	$ 44,670	$ 23,802	$ –	**$ 68,472**
Goodwill, net	$ 44,298	$ 27,218	$ –	**$ 71,516**

[U.S. dollars in thousands] [unaudited]	Year ended December 31, 2000 North America	Europe	Corporate	Total
Sales	$ 1,130,579	$ 431,243	$ –	$ 1,561,822
Intersegment sales	(3,286)	–	–	(3,286)
Sales to external customers	$ 1,127,293	$ 431,243	$ –	$ 1,558,536
Depreciation and amortization	$ 46,550	$ 17,758	$ –	$ 64,308
Operating income (loss)	$ 99,088	$ 13,776	$ (808)	$ 112,056
Equity income	$ (516)	$ –	$ –	$ (516)
Interest expense, net	$ 15,835	$ 10,058	$ (7,043)	$ 18,850
Amortization of discount on Convertible Series Preferred Shares	$ –	$ –	$ 3,425	$ 3,425
Fixed assets, net	$ 366,539	$ 141,107	$ –	$ 507,646
Fixed asset additions	$ 49,884	$ 30,684	$ –	$ 80,568
Goodwill, net	$ 48,238	$ 30,499	$ –	$ 78,737

[U.S. dollars in thousands]	Five month period ended December 31, 2000 North America	Europe	Corporate	Total
Total sales	$ 484,401	$ 179,346	$ –	$ 663,747
Intersegment sales	(407)	–	–	(407)
Sales to external customers	$ 483,994	$ 179,346	$ –	$ 663,340
Depreciation and amortization	$ 20,694	$ 7,950	$ –	$ 28,644
Operating income	$ 38,856	$ 3,620	$ (431)	$ 42,045
Equity income	$ (200)	$ –	$ –	$ (200)
Interest expense, net	$ 10,062	$ 3,973	$ (5,813)	$ 8,222
Amortization of discount on Convertible Series Preferred Shares	$ –	$ –	$ 1,119	$ 1,119
Fixed assets, net	$ 366,539	$ 141,107	$ –	$ 507,646
Fixed asset additions	$ 13,279	$ 11,969	$ –	$ 25,248
Goodwill, net	$ 48,238	$ 30,499	$ –	$ 78,737

[U.S. dollars in thousands]	Year ended July 31, 2000 North America	Europe	Corporate	Total
Total sales	$ 1,050,494	$ 432,524	$ –	$ 1,483,018
Intersegment sales	(3,763)	–	–	(3,763)
Sales to external customers	$ 1,046,731	$ 432,524	$ –	$ 1,479,255
Depreciation and amortization	$ 42,423	$ 18,254	$ –	$ 60,677
Operating income	$ 97,064	$ 13,587	$ (1,298)	$ 109,353
Equity income	$ (448)	$ –	$ –	$ (448)
Interest expense, net	$ 9,163	$ 9,851	$ (1,462)	$ 17,552
Amortization of discount on Convertible Series Preferred Shares	$ –	$ –	$ 3,919	$ 3,919
Fixed assets, net	$ 315,635	$ 106,561	$ –	$ 422,196
Fixed asset additions	$ 53,337	$ 28,574	$ –	$ 81,911
Goodwill, net	$ –	$ 15,025	$ –	$ 15,025

[U.S. dollars in thousands]	Year ended July 31, 1999 North America	Europe	Corporate	Total
Total sales	$ 905,111	$ 429,613	$ –	$ 1,334,724
Intersegment sales	(2,140)	–	–	(2,140)
Sales to external customers	$ 902,971	$ 429,613	$ –	$ 1,332,584
Depreciation and amortization	$ 33,297	$ 20,819	$ –	$ 54,116
Operating income	$ 73,007	$ 3,055	$ (2,580)	$ 73,482
Equity loss	$ 55	$ –	$ –	$ 55
Interest expense, net	$ 7,796	$ 11,670	$ (3,024)	$ 16,442
Amortization of discount on Convertible Series Preferred Shares	$ –	$ –	$ 3,759	$ 3,759
Fixed assets, net	$ 305,204	$ 111,936	$ –	$ 417,140
Fixed asset additions	$ 88,241	$ 49,136	$ –	$ 137,377
Goodwill, net	$ –	$ 18,478	$ –	$ 18,478

[b] For the year ended December 31, 2001, sales to the Company 's three largest customers amounted to 32%, 26% and 22% (five month period ended December 31, 2000 – 28%, 28% and 24%; years ended July 31, 2000 – 27%, 29% and 25%; July 31, 1999 – 26%, 30% and 21%) of total sales, respectively.

[c] The following table shows certain information with respect to geographic segmentation:

[U.S. dollars in thousands]	Year ended December 31, 2001 Canada	Europe	United States, Mexico, Other	Total
Sales	$ 801,872	$ 534,578	$ 479,419	**$ 1,815,869**
Fixed assets, net	$ 171,114	$ 134,785	$ 185,875	**$ 491,774**
Goodwill, net	$ 24,701	$ 27,218	$ 19,597	**$ 71,516**

[U.S. dollars in thousands]	Five month period ended December 31, 2000 Canada	Europe	United States, Mexico, Other	Total
Sales	$ 325,776	$ 179,346	$ 158,218	$ 663,340
Fixed assets, net	$ 174,718	$ 141,107	$ 191,821	$ 507,646
Goodwill, net	$ 27,742	$ 30,499	$ 20,496	$ 78,737

[U.S. dollars in thousands]	Year ended July 31, 2000 Canada	Europe	United States, Mexico, Other	Total
Sales	$ 731,068	$ 432,524	$ 315,663	$ 1,479,255
Fixed assets, net	$ 143,486	$ 106,561	$ 172,149	$ 422,196
Goodwill, net	$ –	$ 15,025	$ –	$ 15,025

[U.S. dollars in thousands]	Year ended July 31, 1999 Canada	Europe	United States, Mexico, Other	Total
Sales	$ 654,187	$ 429,613	$ 248,784	$ 1,332,584
Fixed assets, net	$ 127,174	$ 111,936	$ 178,030	$ 417,140
Goodwill, net	$ –	$ 18,478	$ –	$ 18,478

17. TRANSACTIONS WITH RELATED PARTIES

Amounts included in the consolidated statements of income with respect to transactions with Magna include:

[U.S. dollars in thousands]	Year ended December 31, 2001	Five month period ended December 31, 2000	Years Ended July 31, 2000	1999
Affiliation and social fees	$ 27,110	$ 8,072	$ 17,406	$ 14,754
Management and administrative services included in selling, general and administrative expenses	3,481	2,484	5,046	5,192
Rent	6,695	2,576	7,940	3,303
Interest	13,900	6,643	16,392	19,203
Amortization of discount on Convertible Series Preferred Shares	9,276	1,119	3,919	3,759
Financing charges on Convertible Series Preferred Shares	3,483	1,109	1,759	1,892
	$ 63,945	$ 22,003	$ 52,462	$ 48,103
Sales of materials to Magna and Magna subsidiaries	$ 19,892	$ 10,767	$ 20,930	$ 25,296

The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement:

- provides the Company with the right to identify itself as part of the Magna group of companies by granting to the Company a non-exclusive, world-wide licence to use trademarks which identify Magna and its goods, services and activities in order to identify the Company and its goods, services and activities as being affiliated with Magna;
- provides the Company with access to Magna 's core operating principles and to new policies and programs adopted by Magna from time to time;
- provides the Company with access to Magna 's senior management and makes available to the Company details of any new management techniques and incentive programs as well as all marketing materials to the extent they are made available generally to Magna's other affiliates; and
- as owner of the "Decoma" tradename and certain trademarks used by the Company, grants a sole and exclusive world-wide licence (except as described in the next sentence) to use this tradename and trademarks. The Company may not sublicense such tradename and trademarks other than to its subsidiaries.

The affiliation fee is based on a specified percentage of consolidated net sales (as defined in the agreement). The current aff iliation agreement ends July 31, 2002 and will be automatically renewed for further one year terms unless terminated by the Company prior to March 31, 2002. The Company is currently in discussions with Magna with respect to the possible extension, renewal or replacement of the current affiliation agreement.

The Company also pays Magna a social fee based on a specified percentage of consolidated pretax profits. Such fee represents a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including Decoma. Decoma 's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities.

Magna also provides certain management and administrative services to the Company, including legal, environmental, immigration, administrative, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna. The Company is currently in discussions with Magna with respect to a formal agreement detailing these arrangements.

Prior to the completion of the Global Exteriors Transaction, MES historically operated under an arrangement governing the provision of management and administrative services by Magna to MES. Substantially all of the fees paid by MES to Magna under this arrangement represent an allocation of the relevant costs incurred by Magna in providing such services. The allocation of costs charged by Magna to MES and to other European subsidiaries of Magna receiving services under the arrangement was based on the value added, head count and funds employed (all as defined under the arrangement) of each of the participating entities. Effective January 5, 2001, this arrangement ended. MES is now included in the Company 's affiliation agreement and MES's sales are included in the Company 's consolidated net sales upon which the affiliation fee is determined. In addition, from January 5, 2001, MES 's pretax income is included in the Company 's consolidated pretax profits upon which the social fee is determined. Magna continues to provide certain management and administrative services to the Company 's European operations. The fees for such services are negotiated between the Company and Magna together with fees for management and administrative services provided by Magna to the Company 's North American operations.

Certain of the MES employees participate, and prior to January 1, 2001 certain of the DET employees participated, in the Magna employee equity participation and profit sharing program ("Magna EPSP"). Costs associated with the Magna EPSP that have been expensed in these consolidated financial statements were $1.1 million for the year ended December 31, 2001 (five month period ended December 31, 2000 - $3.1 million; years ended July 31, 2000 - $6.8 million; July 31, 1999 - $5.3 million).

Various land and buildings used in operations are leased from Magna and its affiliates under operating lease agreements. The operating lease agreements with Magna and its affiliates are effected on normal commercial terms (see note 8).

Decoma Germany GmbH (formerly Magna Pebra GmbH) holds an investment in a German partnership. This investment has been sold to a Magna subsidiary on a deferred basis. Under the deferred sale arrangement, Decoma Germany GmbH does not participate in the risks and rewards of the partnership. Further, under the terms of the Global Exteriors Transaction, Magna has indemnified Decoma against loss, if any, associated with the deferred sale. Accordingly, these consolidated financial statements present Decoma Germany GmbH's investment in the partnership and its obligation to transfer such investment under the deferred sale agreement on a net basis. Revenues and expenses of the partnership have not been included in the consolidated statements of income. The investment in the German partnership was transferred to a Magna subsidiary in February 2002.

On July 30, 1999, the Company entered into an agreement with Magna to sell 100% of the Company's interest in its Brazilian subsidiary. The Brazilian subsidiary manufactured and supplied plastic parts and components for the Mercedes-Benz A Class vehicle manufactured in Juiz de Fora, Brazil. Under the terms of the agreement, Decoma was reimbursed for various costs incurred on the start-up of the operation and Magna assumed all assets and liabilities of the Brazilian operation. The net proceeds received from Magna for the Company's investment were $6.3 million. Costs incurred on the start-up of the Brazilian operation exceeded the proceeds received by $1.8 million. This amount has been included in cost of goods sold in the consolidated statement of income for the year ended July 31, 1999.

During the year ended July 31, 1999, MES/DET distributed land and buildings with a carrying value of $43 million to certain real estate subsidiaries of Magna. The distribution resulted in a reduction in Magna's net investment.

Sales to MAS during the year ended December 31, 2001 were $54.2 million (five month period ended December 31, 2000 - $17.5 million) and accounts receivable as at December 31, 2001 were $9.6 million (December 31, 2000 - $5.5 million).

Included in accounts receivable are trade amounts due from Magna and its subsidiaries in the amount of $4.7 million at December 31, 2001 (December 31, 2000 - $4.1 million; July 31, 2000 - $2.0 million).

Included in accounts payable are trade amounts due to Magna and its subsidiaries in the amount of $12.2 million at December 31, 2001 (December 31, 2000 - $9.6 million; July 31, 2000 - $9.9 million).

18. CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

19. GLOBAL EXTERIORS TRANSACTION

The aggregate purchase price paid to Magna in the Global Exteriors Transaction (see "Significant Accounting Policies - Basis of Presentation") was $203.0 million which was satisfied in cash by $3.1 million, by the issuance of 8,333,333 Class A Subordinate Voting Shares and the issuance of the Series 4 and 5 Convertible Series Preferred Shares. In addition, Decoma assumed the debt of MES/DET owing to Magna and its subsidiaries which totalled $228.9 million at December 31, 2000. Of this amount, $9.1 million was repaid prior to closing leaving $219.8 million of assumed debt at the closing date (the "Assumed Magna Debt") (see note 8).

Prior to the completion of the Global Exteriors Transaction, Magna's net investment in MES/DET included both debt and equity components, the accumulated earnings of MES/DET, contributions by, less distributions to, Magna, the currency translation adjustment and certain income taxes payable by MES/DET. These consolidated financial statements reflect the consideration paid to Magna under the terms of the Global Exteriors Transaction as if such consideration was paid on December 31, 2000. Accordingly, Magna's net investment in MES/DET as at December 31, 2000 has been eliminated to record the consideration paid to Magna and to record the income taxes payable and cumulative translation adjustments attributable to MES/DET. Since the aggregate fair value of the Convertible Series Preferred Shares and the Assumed Magna Debt exceeded the book value of Magna's net investment in MES/DET, such excess was recorded as a reduction of retained earnings and no dollar amount was ascribed to

the Class A Subordinate Voting Shares issued to Magna. Retained earnings were also reduced as at December 31, 2000 by the transaction costs attributable to the Global Exteriors Transaction.

The reduction in retained earnings described above exceeded the accumulated retained earnings by $45.6 million (the "retained earnings shortfall"). Decoma's shareholders approved a special resolution authorizing a reduction in the stated capital of Decoma's Class A Subordinate Voting and Class B Shares which reduction eliminated the retained earnings shortfall. The capital reductions have been given effect in these consolidated financial statements as of December 31, 2000.

The following is a summary of the adjustments given effect in these consolidated financial statements as at December 31, 2000 related to the Global Exteriors Transaction:

[U.S. dollars in thousands]		
Retained earnings before the Global Exteriors Transaction, as at December 31, 2000		$ 84,687
Magna's net investment in MES/DET, as at December 31, 2000	247,180	
Consideration paid for MES/DET		
Cash consideration	(3,087)	
Debt settled prior to January 5, 2001	(9,079)	
Convertible Series Preferred Shares	(133,316)	
Assumed Magna Debt	(219,819)	
Class A Subordinate Voting Shares, no book value ascribed	–	
Reallocation of amounts included in Magna's net investment		
Receivables from affiliates	2,463	
Income taxes payable	(523)	
Currency translation adjustment	(12,535)	
Excess of value ascribed to consideration paid for MES/DET over MES/DET book value		(128,716)
Transaction costs, net of income taxes		(1,523)
Reduction in stated capital of Class A Subordinate Voting and Class B Shares		45,552
Retained earnings after the Global Exteriors Transaction, as at December 31, 2000		$ –

The major entities acquired in the Global Exteriors Transaction were as follows:

- The remaining 60% of the outstanding capital stock of DET, which operates several manufacturing divisions in Canada; and
- 100% of the operations of MES consisting of:
  - All the outstanding capital stock of Magna Automotive Exterior Holding (Germany) GmbH ("MEH Germany"), which owns all the outstanding capital stock of Magna Exterior Systems GmbH, a German manufacturing company;
  - All the outstanding capital stock of Magna Pebra GmbH which operates in Germany;
  - All the outstanding capital stock of Magna Exterior Systems Limited which operates in England; and
  - All the outstanding capital stock of Magna Emfisint Belgica S.A. The operations of this company consist of a Belgian exterior systems business ("Braine-l'Alleud") that was transferred from Magna prior to the completion of the Global Exteriors Transaction.

The consolidated statements of income include the historic revenues and expenses of DET and MES for all periods presented. The financial information for MES excludes the operations of subsidiary companies unrelated to MES that were transferred out of MES prior to the completion of the Global Exteriors Transaction.

The following principles were followed in the preparation of the historical financial information of MES/DET included in the consolidated financial statements:

- Certain of the expenses represent amounts charged by Magna to MES/DET through affiliation and other fee agreements (see note 17). The expenses charged by Magna to MES/DET are considered by management to be the best available approximation of the expenses that MES/DET would have incurred had it operated on a stand alone basis over the periods presented.
- Interest expense includes interest on external debt and amounts due to Magna (included in Magna's net investment). Interest expense and other financing charges included in the consolidated financial statements are based on the historical capital structure of Decoma and MES/DET and do not reflect the adjustments to Magna's net investment as a consequence of the Global Exteriors Transaction. See note 20 for a description of the pro forma impact of the Global Exteriors Transaction on net income attributable to Class A Subordinate Voting and Class B Shares and basic and diluted earnings per share for the year ended December 31, 2000.
- Income taxes have been recorded at statutory rates based on income before income taxes as reported as though MES/DET was a separate tax paying entity. Income taxes payable in respect of historically separate tax paying legal entities have been presented

as a current liability in the consolidated balance sheets. Income taxes payable in respect of other components which were not historically separate tax paying legal entities have been included in Magna 's net investment. Future income taxes have been presented in the consolidated balance sheets for each operation 's temporary differences between the financial reporting and tax bases of assets and liabilities.

- As a result of the basis of presentation described above, the historical income of MES/DET may not necessarily be indicative of the revenues and expenses that would have resulted had MES/DET operated as a stand alone entity or as subsidiaries of Decoma.

20. PRO FORMA INFORMATION *[UNAUDITED]*

The following pro forma adjustments, each as a result of the completion of the Global Exteriors Transaction, have been made to arrive at pro forma earnings per share for the year ended December 31, 2000:

- adjustments to reflect the Company 's new capital structure;
- adjustments that give effect to the affiliation and social fees and other Magna charges that would have been payable to Magna had the Company been the owner of MES and DET throughout the year;
- changes to employee equity participation and profit sharing program expense arising from the inclusion of DET profits and eligible DET employees in the revised Company profit sharing pool; and
- the tax effect of the foregoing adjustments, where applicable, using an assumed income tax rate of 38% and 40% for adjustments applicable to Canada and Germany, respectively.

In addition to the Class A Subordinate Voting Shares, Class B Shares and other Decoma dilutive instruments outstanding as of December 31, 2000, pro forma earnings per Class A Subordinate Voting or Class B Share also reflect the issuance to Magna of 8,333,333 Class A Subordinate Voting Shares as part of the Global Exteriors Transaction and also reflect 15,151,516 Class A Subordinate Voting Shares issuable to Magna on conversion of the Series 4 and 5 Convertible Series Preferred Shares also issued to Magna as part of the Global Exteriors Transaction.

Pro forma earnings per Class A Subordinate Voting or Class B Share do not reflect the Conix Transaction, the acquisitions of Autosystems and the remaining minority interest in Decomex (see note 2) and the public offering of Class A Subordinate Voting Shares completed in June 2001 (see note 12).

The following table summarizes the calculation of pro forma earnings per share:

[U.S. dollars in thousands, except per share figures]		Year ended December 31, 2000
Net income attributable to Class A Subordinate Voting and Class B Shares	$	50,176
Pro forma adjustments (net of tax effects):		
Series 4 and 5 Convertible Series Preferred Shares		(8,727)
Interest on Assumed Magna Debt		(387)
Net adjustment to affiliation and social fees and other Magna charges		(1,536)
Net adjustment to employee profit sharing expense		1,293
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$	40,819
Pro forma earnings per Class A Subordinate Voting or Class B Share		
Basic	$	0.79
Diluted	$	0.67
Average number of pro forma Class A Subordinate Voting and Class B Shares outstanding (in millions)		
Basic		51.5
Diluted		81.5

In December 2000, The Canadian Institute of Chartered Accountants ("CICA") issued new accounting recommendations for the presentation and disclosure of basic and diluted earnings per share. Effective January 1, 2001, the Company adopted these recommendations which are described under "Significant Accounting Policies " - Earnings per Class A Subordinate Voting or Class B Share.

The retroactive adoption of these recommendations reduced the average number of pro forma diluted Class A Subordinate Voting and Class B Shares outstanding by 1.4 million and had no impact on pro forma diluted earnings per Class A Subordinate Voting or Class B Share for the year ended December 31, 2000.

21. U.S. GAAP

The Company's consolidated financial statements are prepared using Canadian GAAP which conforms with U.S. GAAP except for the following:

[a] Deferred Taxes
Prior to August 1, 2000, the income tax provision under Canadian GAAP was based on the deferral method and adjustments were not made for changes in income tax rates. Under U.S. GAAP, the income tax provision is calculated using the liability method and adjustments are made for enacted changes in income tax rates.

[b] Employee Share Loans
Under U.S. GAAP, loans to employees which were provided for the purpose of purchasing Class A Subordinate Voting Shares of the Company would be shown as a reduction of the dollar value ascribed to Class A Subordinate Voting Shares outstanding.

[c] Convertible Series Preferred Shares
Under U.S. GAAP, the Company would not have accounted for the Convertible Series Preferred Shares as part equity and part debt as required under Canadian GAAP. Under U.S. GAAP, the Convertible Series Preferred Shares would be shown at their face value outside of shareholders' equity and the entire non-cumulative dividend would be deducted from net income attributable to Class A Subordinate Voting and Class B Shares.

[d] Subordinated Debentures
Under U.S. GAAP, the Company would not have accounted for the Subordinated Debentures as part equity and part debt as required under Canadian GAAP. Under U.S. GAAP, the entire face amount of the debentures would be treated as a liability and the required interest payments would be recorded as interest expense.

Under Canadian GAAP, the gain or loss on translation of the Company's foreign currency denominated debenture interest obligation is deferred and amortized over the remaining life of the debt. Under U.S. GAAP, foreign exchange gains or losses on the entire face amount of the debentures would be recorded in income.

[e] Deferred Preproduction Costs
Under U.S. GAAP, the Company would have expensed all preproduction costs as incurred. The elimination of deferred preproduction costs also results in higher goodwill for U.S. GAAP purposes related to the acquisition of the remaining interest in the Conix Group (see note 2).

[f] Joint Ventures
Prior to the October 2000 acquisition of the remaining interest in the Conix Group (see note 2), the Company accounted for its 51% joint controlling interest in the Conix Group on a proportionate consolidation basis. For purposes of U.S. GAAP, this joint controlling interest would be accounted for by the equity method. Net income and retained earnings under U.S. GAAP are not impacted by the proportionate consolidation of jointly controlled entities.

[g] Derivative Instruments
The Company uses foreign exchange forward contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of its future committed U.S. dollar and Euro outflows. Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction. For periods up to and including July 31, 2000, gains and losses on these contracts were also accounted for as a component of the related hedged transaction under U.S. GAAP.

Effective August 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133 ("Statement 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Statement 133 requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. Statement 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

Effective January 1, 2002, the Company implemented a new treasury management system that complies with the new documentation requirements for hedge accounting under Statement 133. As a result, for the year ended December 31, 2001 and the five month period ended December 31, 2000 the Company's derivative portfolio is not eligible for hedge accounting despite the fact that management considers its portfolio to be an effective foreign currency risk management tool and an economic hedge of its future committed U.S. dollar and Euro outflows.

Accordingly, the Company has recorded a loss of $0.7 million in the year ended December 31, 2001 related to the Company's derivative portfolio for purposes of reconciling to U.S. GAAP (income in the five month period ended December 31, 2000 - $0.4 million). The Company recorded a cumulative loss adjustment to other comprehensive income of $0.8 million as of August 1, 2000 upon adoption of Statement 133.

The Company has reviewed its other commercial contracts outstanding as at December 31, 2001 and 2000 in relation to Statement 133 and has concluded that there are no embedded derivatives as defined in the Statement.

[h] Minimum Pension Liability

Under U.S. GAAP, the Company would have reported an additional minimum liability for employee future benefits since the accumulated benefit obligation for certain pension plans exceeds the projected benefit obligation. The offsetting effect of the additional minimum liability is reported as an adjustment to other comprehensive income.

[i] Global Exteriors Transaction

Under U.S. GAAP, the transaction costs related to the Global Exteriors Transaction would be expensed.

The reduction in stated capital of the Class A Subordinate Voting and Class B Shares to absorb the Company's retained earnings shortfall arising from the Global Exteriors Transaction would not impact the accounting value of the Class A Subordinate Voting and Class B Shares and retained earnings (deficit) as reported under U.S. GAAP.

[j] Revenue Recognition

In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101").

In the normal course of business, the Company enters into arrangements with its customers to design, engineer, build or subcontract the building of tools, dies, moulds and production equipment and processes (collectively "tooling"). Under separately priced tooling contracts, such tooling is sold to the customer upon completion but is retained by the Company and used in subsequent related parts production. With the introduction of SAB 101, under U.S. GAAP, the in-house manufacture of tooling and the subsequent related parts production are regarded as a single arrangement. Previously, the Company recognized revenue from such tooling arrangements separately on completion of the tooling build. Effective August 1, 2000, for purposes of U.S. GAAP, the Company recognizes sales and related cost of sales for these tooling activities over the estimated life of the subsequent parts production arrangement. There was no impact to retained earnings as a result of the cumulative effect of adopting this new U.S. GAAP policy effective August 1, 2000.

For the year ended December 31, 2001 revenues and expenses under U.S. GAAP are lower by $5.0 million (five month period ended December 31, 2000 - $2.3 million) and $4.2 million (five month period ended December 31, 2000 - $2.3 million), respectively, and net income attributable to Class A Subordinate Voting and Class B Shares was lower by $0.5 million (five month period ended December 31, 2000 - nil).

During the year ended December 31, 2001, the Company recognized $5.6 million in sales and $5.1 million of cost of goods sold that was included in the cumulative effect adjustment as of August 1, 2000. During the five month period ended December 31, 2000, the Company recognized $2.6 million in sales and cost of goods sold that was included in the cumulative effect adjustment as of August 1, 2000.

[k] Change in Year End

As a result of the Company's change in year end to December 31 and the resulting five month transition year ended December 31, 2000, the Company is required to disclose the following comparative condensed consolidated statement of income for the five month period ended December 31, 1999 determined in accordance with Canadian GAAP:

[U.S. dollars in thousands]		Five month period ended December 31, 1999 [unaudited]
Sales	$	584,059
Operating income	$	39,340
Income before income taxes and minority interest	$	30,937
Net income	$	16,576
Net income attributable to Class A Subordinate Voting and Class B Shares	$	15,680

[l] Reporting Currency

Effective January 1, 2001, the Company adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the Company's reporting currency. Under Canadian GAAP, the Company's financial statements for all periods presented through December 31, 2000 have been translated from Canadian dollars to U.S. dollars using the exchange rate in effect on January 1, 2001. Under U.S. GAAP, the financial statements for the periods prior to the change in reporting

currency must be translated to U.S. dollars using the current rate method, which method uses specific year end or specific annual average exchange rates as appropriate. The most significant differences arising from the application of the current rate method to the periods presented are the effects on net income and comprehensive income described in item (n) below and the effects on sales and cost of goods sold. Sales and cost of goods sold under U.S. GAAP were as follows:

[U.S. dollars in thousands]	Five month periods ended December 31, 2000	1999	Years ended July 31, 2000	1999
		[unaudited]		
Sales	$ 656,866	$ 593,274	$ 1,507,083	$ 1,323,760
Cost of goods sold	$ 537,941	N/A	$ 1,216,786	$ 1,089,106

[m] Cumulative Translation Adjustment

As described in note 10, under Canadian GAAP the Company recognized $2.8 million of its cumulative translation adjustment in income on the repatriation of $25 million from its United States operations. Under U.S. GAAP, the partial repatriation of a foreign investment does not result in the recognition in income of a portion of the cumulative translation adjustment. Under U.S. GAAP, the recognition in income of the cumulative translation adjustment occurs only upon the complete, or substantially complete, liquidation of a foreign investment.

[n] Statements of Income

The following table presents net income following U.S. GAAP:

[U.S. dollars in thousands]	Year ended December 31, 2001	Five month periods ended December 31, 2000	1999	Years ended July 31, 2000	1999
			[unaudited]		
Net income attributable to Class A Subordinate Voting and Class B Shares under Canadian GAAP	**$ 60,641**	$ 18,022	$ 15,680	$ 47,834	$ 28,458
Adjustments (net of related tax effects):					
Amortization of discount on Convertible Series Preferred Shares	**9,276**	1,111	1,639	3,993	3,734
Return of capital on Convertible Series Preferred Shares	**(6,352)**	(1,382)	(810)	(3,301)	(3,087)
Deferred preproduction and contract costs	**1,868**	(2,288)	(337)	(660)	(4,858)
Foreign exchange gain (loss) on Subordinated Debentures	**(620)**	711	-	-	-
Amortization of goodwill	**(181)**	(68)	-	-	-
Derivative instruments	**(676)**	447	-	-	-
Transaction costs	**-**	(1,523)	-	-	-
Amortization of tooling income	**(526)**	-	-	-	-
Change in reporting currency	**-**	(115)	247	900	(188)
Cumulative translation adjustment	**(2,780)**	-	-	-	-
Income tax provision adjustment under the liability method	**-**	-	(152)	584	218
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP	**$ 60,650**	$ 14,915	$ 16,267	$ 49,350	$ 24,277
Earnings per Class A Subordinate Voting or Class B Share					
Basic	**$ 1.00**	-	-	-	-
Diluted	**$ 0.78**	-	-	-	-

[o] Comprehensive Income

The following table presents comprehensive income under U.S. GAAP:

[U.S. dollars in thousands]	Year ended December 31, 2001	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP	**$ 60,650**	$ 14,915	$ 49,350	$ 24,277
Adjustments:				
Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign operations	**5,148**	(3,311)	11,753	11,033
Minimum pension liability	**(214)**	–	–	–
Cumulative adjustment at August 1, 2000 for the change in derivative instrument accounting	**–**	(821)	–	–
Comprehensive income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP	**$ 65,584**	$ 10,783	$ 61,103	$ 35,310

[p] Balance Sheets

The following table presents significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

[U.S. dollars in thousands]	December 31, 2001	2000	July 31, 2000
Fixed assets, net	**$ 481,698**	$ 496,093	$ 420,441
Goodwill, net	**73,792**	81,194	15,140
Other assets	**6,687**	7,837	2,647
Accounts payable	**179,738**	159,760	137,647
Future tax liabilities, net	**34,273**	34,359	31,055
Convertible Series Preferred Shares	**219,353**	233,303	100,752
Subordinated Debentures	**–**	90,042	–
Other long-term liabilities	**4,501**	2,168	–
Shareholders' equity			
Magna's net investment in MES/DET	**–**	–	205,683
Class A Subordinate Voting Shares	**184,402**	73,056	72,930
Class B Shares	**66,739**	66,739	66,739
Retained earnings (deficit)	**13,938**	(35,839)	65,744
Accumulated other comprehensive income (loss)	**1,344**	(3,590)	542
	$ 266,423	$ 100,366	$ 411,638

[q] Stock Based Compensation

The Company continues to measure compensation cost related to awards of stock options using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by Statement 123, "Accounting for Stock Based Compensation" ("Statement 123"). Under Statement 123, the Company is required to make pro forma disclosures of net income attributable to Class A Subordinate Voting and Class B Shares.

The fair value of the stock options is estimated at the date of grant using the Black-Scholes option valuation pricing model with the following weighted average assumptions:

[U.S. dollars in thousands]	Year ended December 31, 2001	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Risk free interest rate	**2.5%**	6.0%	6.5%	5.2%
Expected dividend yield	**2.4%**	1.7%	1.7%	1.7%
Expected volatility	**26%**	28%	29%	26%
Expected life of options (years)	**5**	5	5	6

The Black-Scholes option valuation model, as well as other currently accepted option valuation models, was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company 's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management 's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

However, for purposes of pro forma disclosures, the Company 's net income attributable to Class A Subordinate Voting and Class B Shares would have been:

[U.S. dollars in thousands]	Year ended December 31, 2001	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	**$ 60,075**	$ 14,567	$ 48,605	$ 23,783
Pro forma earnings per Class A Subordinate Voting or Class B Share				
Basic	**$ 0.99**	–	–	–
Diluted	**$ 0.77**	–	–	–

[r] New Accounting Pronouncements

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

Canadian GAAP standards:

In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("CICA 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062").

CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year.

In November 2001, the CICA issued Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments" ("CICA 3870"). CICA 3870 requires that certain types of stock based compensation arrangements be accounted for at fair value after January 1, 2002 giving rise to compensation expense. The Company has reviewed the new standard and concluded that it will have no impact on the Company's financial statements based on the nature of the Company's existing stock based compensation plan.

In December 2001 the CICA amended Handbook Section 1650 "Foreign Currency Translation" ("CICA 1650"). Under CICA 1650, gains and losses on translation of foreign currency long-term monetary liabilities are no longer deferred and amortized over the period to maturity. Instead, such gains and losses are recognized in income immediately. As at December 31, 2001, there were no gains or losses deferred on the Company's consolidated balance sheet.

U.S. GAAP standards:

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". These standards reflect the same accounting requirements as CICA 1581 and CICA 3062, respectively.

In addition, during 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

SFAS 143 requires that the legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset's useful life using a systematic and rational allocation method. SFAS 143 is effective for fiscal years starting after June 15, 2001.

SFAS 144, which supersedes SFAS 121, is effective for fiscal years beginning after December 15, 2001. SFAS 144 provides guidance on differentiating between assets held for sale, and held for disposal other than by sale. Consistent with SFAS 121, SFAS 144 continues to require the same approach for recognizing and measuring the impairment of assets to be held and used.

The Company is currently reviewing CICA 1581, CICA 3062 and SFAS 141, 142, 143 and 144. The impact, if any, of these pronouncements on the Company's consolidated financial statements has not been determined.

22. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

EXHIBIT 3

DECOMA
INTERNATIONAL INC.



ANNUAL REPORT 2001

DECOMA INTERNATIONAL INC. is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

All amounts in this Annual Report are expressed in U.S. dollars unless otherwise noted.

CONTENTS

This Annual Report contains forward looking statements within the meaning of applicable securities legislation. As such, readers are specifically referred to the "Forward Looking Statements" section of the Management's Discussion and Analysis of Results of Operations and Financial Position set out on page 31 of this report.

financial highlights

EARNINGS PER SHARE

		2001		2000 (pro forma)[1]
Earnings per Class A Subordinate Voting or Class B Share				
Basic	$	**1.00**	$	0.79
Diluted	$	**0.81**	$	0.67

SALES
(millions)



$1,065
$1,333
$1,479
$1,559
$1,816
1998 1999 2000
2000 2001
Years ended July 31
Years ended December 31(2)

CONSOLIDATED SALES BY CUSTOMER 2001



20%
22%
26%
Ford
DaimlerChrysler
General Motors
Other

GEOGRAPHIC SALES 2001



27%
29%
Canada
Europe
U.S., Mexico and Other

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION ("EBITDA") (4)
(Including equity income (loss) and excluding other income)
(millions)



$122
$128
$171
$177
$223
1998 1999 2000
2000 2001
Years ended July 31
Years ended December 31(2)

NET INCOME
(millions)



$34
$30
$50
$53
$69
1998 1999 2000
2000 2001
Years ended July 31
Years ended December 31(2)

CAPITAL EXPENDITURES AND INVESTMENTS, NET(3)
(millions)



$137
$139
$84
$89
$73
1998 1999 2000
2000 2001
Years ended July 31
Years ended December 31(2)

(1) Refer to note 20 of the consolidated financial statements.
(2) Effective December 31, 2000, the Company changed its fiscal year end from July 31 to December 31.
(3) Excludes acquisitions.
(4) Refer to page 23 of this Annual Report for the Company's definition of EBITDA.



at-a-glance

GLOBAL FACILITIES



Illinois
•1
Quebec
•1
Ontario
•20 •1
Michigan
•1 •1
Ohio
•1
Mexico
•1
U.K.
•2 •1
Germany
•6 •1
Belgium
•2
Japan
•1

TYPES OF FACILITIES

- **35 Manufacturing Facilities**
  - Tooling
  - Moulding
  - Metal Forming
  - Extrusion/Coextrusion
  - Finishing
  - Specialty Vehicle Assembly
- **5 Product Development and Engineering Facilities**

FINANCIAL ACHIEVEMENTS 2001

- Total sales grew by 17% to $1.8 billion
- EBITDA increased 26% to $223 million
- Net income increased 30% to $69 million
- Diluted EPS of $0.81, up 21% over pro forma calendar 2000 diluted EPS
- Increased average content per vehicle to $75 in North America and $29 in Europe
- Completed equity offering for net proceeds of $111 million and finalized $300 million global credit facility

TOP FIVE PLATFORMS

NORTH AMERICA

- Explorer
- LHS/Intrepid/300M/Concorde
- Voyager/Caravan/Town and Country
- Sebring/Stratus/Cirrus
- Crown Victoria/Grand Marquis



WIDE PRODUCT RANGE INCLUDING...



PRODUCT RANGE

Front End Modules, Lighting, Front Fenders, Wheel Opening Mouldings, Claddings, Running Boards, Rear Fenders, Rear End Modules, Rear Tail Lamps, Hard Tonneaus, Light Bars, " C" Pillars, " B" Pillars, " A" Pillars, Window Surround Modules, Roof Modules, Sealing Systems

	OPERATING ACHIEVEMENTS 2001
EUROPE • C Class • Mondeo • E Class • SLK • Vectra	• Completed Global Exteriors Transaction with Magna, establishing a global product mandate • Solid revenue and earnings growth from the turn around of our Mexican operations • Successful integration of recent acquisitions • Acquired the remaining minority interest of the Company's Mexican operations, simplifying the Company's overall operating structure • Acquired lighting components manufacturer Autosystems Manufacturing Inc., adding to our product offering and strengthening the Company's overall modular capabilities • Successfully launched new programs, including Ford's Explorer and Mondeo and the Mercedes-Benz C Class

to our shareholders

In 2001, Decoma successfully strengthened its organization on all fronts, winning new business, integrating three strategic acquisitions and delivering a record $0.81 in earnings per share. That we accomplished this during a year where negative news dominated on the economic front speaks to the diversity of our product offering and customer base, strong financial position, experienced management team and, most important, the commitment of our employees.



ALAN J. POWER
President and Chief Executive Officer

While Decoma was not immune to the industry slowdown, we had anticipated a downturn and carefully planned and prepared to meet the resulting challenges. In particular, last year we adjusted for production cutbacks and closely managed capacity at our facilities. As a result, we made excellent progress both operationally and financially, solidifying our leadership position in the global automotive exterior appearance components and systems business.

SUCCESSFUL INTEGRATION AND IMPROVEMENT PROGRAMS

Our most important story last year centred on the integration of two major acquisitions - Magna Exterior Systems and the 60% of Decoma Exterior Trim Inc. that we did not already own. These acquisitions put an entirely new face on the Company, broadening our skill set, adding scale, new customers, and global capabilities.

Integrating these operations, along with the Conix Group, of which we attained 100% ownership in October 2000, was our main priority in 2001. We are pleased to report that the process has gone smoothly overall. The Company has realized significant cost efficiencies in areas such as purchasing and R&D, and from sharing best practices throughout the organization. Additionally, the increased critical mass has given Decoma numerous advantages from a marketing standpoint. While the immediate savings have been in line with our initial projections, the true value of these acquisitions cannot be measured over just one year. We expect the longer-term benefits from technology sharing and OEM globalization to be substantial.

The Company also encountered some operational challenges last year. In particular, the launch of our Merplas facility in the U.K. proved difficult. However, we believe the initial hurdles of this facility's launch are now behind us and our ongoing improvement plans have led to a gradual increase in yields and operational efficiencies. This year, we are closely monitoring costs and aggressively pursuing sales opportunities to fill the remaining capacity at all our U.K operations.

The turn around of our Mexican operation was another bright spot. During 2001, we launched new business from this facility, which translated into solid revenue and earnings growth. This was a common theme outside Mexico as well, as 2001 was highlighted by a number of highly successful product launches in North America and Europe, including the Ford Explorer, Mercedes-Benz C Class and Ford Mondeo.

One of the key highlights of the third quarter was our acquisition of Autosystems Manufacturing Inc., an Ontario-based lighting components manufacturer. This smaller but strategically important transaction added to our product offering and has enhanced our overall modular capabilities.

GROWING OUR KEY FINANCIAL MEASURES

Our financial results reflected the many operating achievements last year, as our key measurables improved significantly. Total sales grew by 17% to $1.8 billion, a Compound Annual Growth Rate (" CAGR") of 17% from the year ended July 31, 1998, driving strong gains in average content per vehicle, which reached $75 in North America and $29 in Europe. Earnings trended in the same direction. EBITDA increased by 26% to $223 million and diluted earnings per share rose to $0.81. In addition, our capital spending as a percentage of EBITDA was 33% last year.

Margins continued to expand despite customer demands for price concessions, an achievement that we attribute to aggressive cost improvement programs and our unyielding emphasis on product innovation and quality.

Our financial position remains a key strength. Last year we directed a significant portion of a mid-year equity issue toward our outstanding debt. The offering also served to improve stock liquidity and broaden Decoma's base of shareholders. Another important financing activity was the completion of a new $300 million global credit facility, which provides the Company with greater access to capital as well as added flexibility to pursue growth opportunities.

FURTHER CONSOLIDATION AND INTERNAL GROWTH ARE PRIORITIES

Following two years of rapid expansion, we will focus much of our attention inward this year, to generate further operational improvements and cost reductions in our existing businesses. In addition, we intend to capitalize on the many growth opportunities in our existing product lines and markets.

These include:

- Leveraging our global reach to secure new business from existing customers on both sides of the Atlantic.
- Continuing to develop innovative new products and technologies.
- Growing our market share in product areas where we are a smaller player, such as lighting and other sectors where there are opportunities to enhance our product offering and substantially grow our business.
- Supply base consolidation in our core fascia business continues to translate into market share opportunities for Tier 1 suppliers like Decoma, and we expect to benefit this year as competitors are negatively impacted by continued economic uncertainty.

Although we are largely focused on the opportunities in front of us right now, we will continue to evaluate acquisitions that fit with our strategic and operational needs, and specifically support our product and geographic strategies and our efforts to strengthen our core operations.

Geographically, Europe will be a principal focus for growth going forward. Europe offers significant growth opportunities, and one of the ways we intend to capitalize on this potential is by transferring our core North American technologies and products to the European market. Additionally, we will leverage the strong relationships we have inherited with European-based OEMs such as the VW Group, Rover and BMW, and with the European operations of our North American customers.

POISED FOR GROWTH

Notwithstanding the difficulties facing the automotive industry, our efforts - over the last two years in particular - on the acquisition, research and development, innovation and product development fronts, have provided Decoma with a clear and distinct leadership position in the exterior products segment of the automotive marketplace.

Decoma is poised for growth and well positioned to sustain its track record of revenue growth and building value for its shareholders. We have a strong presence in North America and a newly consolidated position in Europe, which will enable Decoma to become a single-source supplier for many of our OEM customers.

Our commitment to growing and strengthening our business on both sides of the Atlantic has never been stronger, as is our determination to continue to produce innovative products capable of meeting the sophisticated demands of our customers.

In short, we believe that our future has never been brighter.

On behalf of management, I would like to thank the Board of Directors for their continued guidance, our great team of employees across the globe for their dedication and, of course, our shareholders for their ongoing support.

Alan J. Power (signed)

ALAN J. POWER
President and Chief Executive Officer

employee shareholders

SHARING IN OUR FUTURE

Our Employee Charter provides that every employee should own a portion of their Company, and as of December 31, 2001, the majority of our team were shareholders, and an important part of our future, through the Company's Deferred Profit Sharing Program.

Aligning the interests of management and employees with all shareholders accomplishes a number of objectives. Most important is instilling the recognition that our ultimate goal of enhancing shareholder value is met only by delivering the highest level of service and quality to our customers. Also, by everyone on the Decoma team sharing in our future, we have been able to attract and retain the best and the brightest people in the industry. Our employee turnover is among the lowest in the business, and our management team is one of the most experienced in the industry.

In addition to share ownership, the fostering and rewarding of our spirit of innovation has been a key factor in our success, and another reason why Decoma continues to lead the industry with its products and processes. Our 'Winning Teams' employee suggestion program has produced millions of dollars in savings every year, and our new 'Ideas in Motion' innovation initiative will also result in new and better methods and products.



INNOVATORS

Underpinning our success is a culture and spirit that reflects our commitment to innovation. At Decoma, innovation begins with our employees, like the recipients of our 'Ideas in Motion' innovation award pictured here, who were rewarded for innovating ideas that resulted in new and more improved methods and products.

employee's charter

Decoma is committed to an operating philosophy which is based on fairness and concern for people. It includes these principles:

Job Security Being competitive by making a better product for a better price is the best way to enhance job security. Decoma is committed to working together with its employees to help protect their job security. To assist its employees, Decoma will provide: Job Counselling, Training and Employee Assistance Programs.

A Safe and Healthful Workplace Decoma strives to provide its employees with a working environment which is safe and healthful.

Fair Treatment Decoma offers equal opportunities based on an individual's qualifications and performance, free from discrimination or favouritism.

Competitive Wages and Benefits Decoma will provide its employees with information which will enable them to compare their total compensation of total wages and total benefits with those earned by employees of their competitors, as well as with other plants in their community. If an employee's total compensation is found not to be competitive, then their wages will be adjusted.

Employee Equity and Profit Participation Decoma believes that every employee should own a portion of the Company.

Communication and Information Through regular monthly meetings between management and employees and through publications, Decoma will provide its employees with information so that they will know what is going on in their Company and within the industry.

The Hotline Should an employee have a problem, or feel the above principles are not being met, we encourage them to call the Hotline or use the self-addressed Hotline Envelopes to register their complaints. Employees do not have to give their name, but if they do, it will be held in strict confidence. Hotline Counsellors, speaking several languages, will answer the employee's call. The employee's concern will then be forwarded to the Corporate Employee Relations Department. The Corporate Employee Relations Department is committed to investigate and resolve all concerns or complaints and must report the outcome to the Employee Relations Advisory Board. Hotline Number: 1-800-263-1691

Employee Relations Advisory Board The Employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues. This Board will monitor, advise and ensure that Decoma operates within the spirit of the Decoma Employee's Charter and the principles of Decoma's Corporate Constitution.

corporate constitution

Employee Equity and Profit Participation Ten percent of Decoma's profit before tax will be allocated to employees. These funds will be used for the purchase of Decoma shares in trust for employees and for cash distributions to employees, recognizing length of service.

Shareholder Profit Participation Decoma will distribute, on average, twenty percent of its annual net profit after tax to shareholders.

Management Profit Participation To obtain long-term contractual commitment from senior management, the Company provides a compensation arrangement which, in addition to a base salary below industry standards, allows for the distribution of up to six percent of Decoma's profit before tax.

Research and Development Decoma will allocate a minimum of seven percent of its profit before tax for research and development to ensure the long-term viability of the Company.

Social Responsibility The Company will allocate a maximum of two percent of its profit before tax for charitable, cultural, educational, and political purposes to support the basic fabric of society.

Minimum Profit Performance Management has an obligation to produce a profit. If Decoma does not generate a minimum after-tax return of four percent on share capital for two consecutive years, the Class A shareholders, voting as a class, will have the right to elect additional directors.

Board of Directors Decoma believes that outside directors provide independent counsel and discipline. A majority of the members of Decoma's Board of Directors will be outsiders.

Unrelated Investments Class A and Class B shareholders, with each class voting separately, will have the right to approve any investment in an unrelated business in the event such investment together with all other investments in unrelated businesses exceeds twenty per cent of Decoma's equity.

Constitutional Amendments Any change to Decoma's Corporate Constitution will require the approval of the Class A and Class B shareholders, with each class voting separately.







people

The automotive landscape is constantly changing and evolving. In order for companies to survive and prosper in this environment, they need smart, creative people who can adapt to change. These are the kind of people Decoma employs.

Our employees' ability to adjust to industry changes along with their loyalty and competitive spirit are what have made Decoma one of the premier exterior systems automotive suppliers on a global basis. Our accomplishments in 2001 are a testament to the extraordinary and dedicated efforts of a workforce over 14,000 strong. Decoma is proud that its employees not only took up the challenges presented during the year, but achieved our goals with a vigour that will carry through for years to come.

What has not changed in our industry is the demand for quality products. Wherever we operate, the goal is the same - to produce quality products for our customers. Quality is how Decoma is measured. Therefore, we are dedicated to providing a work environment that fosters imagination and inspires innovation.

We continue to invest in employee training and development, through the use of internal and external training programs and the 'Six Sigma' program. Our 'Winning Teams' employee suggestion program and 'Ideas in Motion' innovation initiative are designed to recognize and reward our employees. Our Employee Charter provides a commitment to our operating philosophy, which is based on fairness and a concern for people. Our Corporate Constitution also provides that ten percent of our profit before tax will be allocated to employees. It is through programs and principles like these that Decoma ensures the interests of management and employees are aligned with our shareholders.

The knowledge, expertise and commitment of our employees continues to fuel our drive, and retaining and attracting superior talent will continue to be a pillar on which our future success will rest. Decoma recognizes that winning in the marketplace requires winning in the workplace. Decoma's employees are the Company's most important asset and resource.



CONTINUOUS IMPROVEMENT

ROBERT A. BROWNLEE
President, Fascia Operations
Continuous improvement ensures Decoma delivers the highest quality products at the most competitive price. Like our innovation employee program, our 'Winning Teams' program inspires and rewards employees for suggestions that lead to cost savings, product enhancements or quality improvements.





TOOLING IS VITAL TO DECOMA'S SUCCESS

A key factor in our success is our in-house mould making operation. Close interaction between the tool shop and the manufacturing source allows us to produce the highest quality parts at the lowest possible cost.

FUTURE GROWTH

Developing new technologies and techniques, such as the plating process at our Anotech facility, will help fuel Decoma's future growth.

research & development

Innovation is one of Decoma's core strengths and a key element of our long-term strategy. It is a key driver of our growth and it is what ensures we remain at the forefront of our industry in the development of new products and systems. The strategic importance that Decoma places on innovation is highlighted by Decoma's Corporate Constitution which mandates that the Company invest a minimum of seven percent of pre-tax profit into R&D each year.

In fiscal 2001, we commercialized a number of new products from our R&D programs. For example, we recently introduced proprietary chrome-plated thermoplastic, a material we developed in conjunction with a major supplier. With this new material we can build products that have the look of chrome but are lighter, more economical to build and offer greater durability and flexibility.

The trend toward complete modules is revolutionizing the way vehicles are built and Decoma is leading the way in this area with innovations in front and rear-end modules. One product we are focusing on is component integrator panels (CIP), the panels that all the other parts are mounted on for front-end modules. We have unique technology either developed or under development that, when commercialized, will give us a significant competitive advantage in front-end modules.

Thinking longer term and anticipating trends is vital to a successful development program. One of the more significant areas Decoma is addressing on a long-term basis is the impact of alternative drive trains such as the gas-electric hybrids or the fuel-cell vehicle. We anticipate significant growth in plastic body panels on alternatively fuelled vehicles and are beginning to put R&D funding into the technologies we will need to support our customers when these vehicles become commonplace. In Europe we are developing various pedestrian protection systems, including front-end modules and active hoods, in anticipation of changing European pedestrian safety requirements.

In 2002, we will also continue to concentrate on developing various composite products using processes like advanced composite structure, reaction injection moulding and long-glass fibres. These developments will also allow Decoma to grow in other product segments, such as structural products for truck boxes and load floors, hard tonneaus and roof modules.



INNOVATIVE TECHNOLOGY

JAMES R. DROUILLARD
Vice-President, Engineering and Product Development
Innovation is a strategic priority at Decoma. Our Company's commitment to developing innovative technology that is capable of anticipating and solving our customers' most pressing manufacturing requirements is second to none.





INVESTING IN NEW TECHNOLOGY

The recently installed injection compression machine, which is housed at our development centre in Toronto, is used in the development of new plastic composite products for a wide range of high-potential exterior applications such as tailgates, liftgates and truck boxes.

INNOVATIVE PRODUCT DEVELOPMENTS

Decoma is actively developing a wide range of innovative accessories for our direct OEM and aftermarket customers, including tonneau covers and pick-up box extenders.

process

Decoma possesses one of the most diverse product offerings in the automotive industry, and a key to our success has been the unique processes used in manufacturing and bringing these products to market.

The process begins with our commitment to get involved with our customers at the outset, so that we can understand their functional requirements and specifications. This enables us to influence product design to capitalize on our manufacturing capabilities and expertise.

It extends to our world-class manufacturing facilities. Each of our manufacturing divisions is its own centre of excellence, focusing on being the best at its specific processes. Supporting these facilities is a highly skilled and experienced engineering and development group that provides the technical bridge between the needs of our customers and our manufacturing capabilities.

Underpinning these strengths is a manufacturing culture heavily focused on continuous improvement. Our constant emphasis on reducing manufacturing costs keeps Decoma highly competitive while satisfying customer productivity requirements.

Continuous improvement starts with our employees. At Decoma, we strongly encourage new ideas from people at all levels - ideas that can help, for example, expand capacity through the elimination of production bottlenecks. New technology is a critical component as well, and Decoma continues to develop new technologies that greatly increase throughput and manufacturing efficiency.

The continuous improvement process also generates concepts and ideas for products and services that meet ever-changing customer needs. Decoma will continue to introduce innovative approaches to low-capital, quick-to-market vehicle characterization packages that can help OEMs freshen products and boost their sales without revamping their major platforms.

The Decoma process - combining expertise, initiative, and flexibility - keeps our products in demand, our employees challenged and rewarded, and our business growing, profitably.



GLOBAL MARKETS

GERD BRUSIUS
President, European Operations
Globalization has redefined the automotive industry. Decoma has developed a global presence and capability, which has significantly strengthened our overall competitive position. We can now meet the sophisticated needs of our customers anywhere in the world.







PROCESSING EXPERTISE

One of Decoma's strengths is its processing expertise. This includes injection moulding, pictured here at our Innoplas facility in Germany, which is a highly automated core process that we use to manufacture a wide range of products for our customers.

HIGH QUALITY STANDARDS

Decoma is firmly committed to ensuring that all our products meet the high quality standards that our customers expect and deserve.

product

Our customers are achieving efficiencies in their operations by reducing the number of suppliers they deal with and globalizing products and technology as broadly as possible. This means increasingly they are looking for one source that can provide a diverse range of products and technologies on a global scale.

Decoma possesses the most complete product, process and service offerings in our market segment, which gives us a distinct competitive advantage in competing for long-term, sole source contracts from OEMs.

Our customers are also looking to Decoma for new and improved products that will meet their growing need to build vehicles that cost and weigh less and are made with fewer parts. Decoma continues to be an industry leader in the use of plastics and in the development of large exterior vehicle systems that provide improved flexibility and greatly simplify our customers' manufacturing processes.

In 2001, we built on the launch success of our complete window surround module, a highly promising product. Linked to this is the continued development of our revolutionary thermoplastic vulcanised (TPV) trim seal, which we are just introducing to the marketplace and plan to further develop in 2002. TPV trim seal is a less expensive alternative to the standard rubber seals currently in use and offers greatly enhanced sealing characteristics.

In addition to these internally developed product advancements, in 2001 we strengthened our product offering and overall modular capabilities by adding lighting products and technology from Autosystems, a company we acquired in September 2001.

Decoma was once again recognized for its achievements in developing and delivering innovative new products. In 2001, Decoma received the prestigious General Motors Global Supplier of the Year award for the 8th time.



LEADING EDGE DESIGN

TERRY L. BALL
President, Decoma Exterior Trim

Design is a key component of the sourcing decision-making process - because, appearance matters in our business. Our designers work closely with our customers to develop the best looking and highest quality exterior components and systems. Decoma's leading-edge, global design capabilities are unmatched in the industry.





EXPANDING MARKETS

The acquisition of Autosystems expands Decoma's product line and gives us entry into new market segments, including forward lighting, which offer significant growth opportunities for the Company.

GLOBAL MARKETS

Decoma's worldwide geographic reach allows us to capture content on vehicles manufactured around the world.

financial review



Decoma has a strong record of financial and operational performance and has consistently grown shareholder value.

S. RANDALL SMALLBONE
Executive Vice-President, Finance and Chief Financial Officer

CONTENTS

management's discussion and analysis of results of operations and financial position

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Decoma International Inc. ("Decoma" or the "Company") are in U.S. dollars unless otherwise noted. This MD&A should be read in conjunction with the Company's consolidated financial statements as at and for the year ended December 31, 2001, included elsewhere herein.

OVERVIEW

2001 was a difficult year for the automotive industry. The year began with an abrupt decline in vehicle production levels as the OEMs rapidly adjusted their inventory levels in reaction to a slowing economy. During the second quarter, vehicle production levels, although below comparative quarter levels, stabilized. However, the third quarter was negatively impacted by a general industry slowdown which was further exacerbated by the tragic events of September 11th and the resulting production disruptions to the North American automotive industry. Vehicle production volumes in the fourth quarter were strong, everything considered, as aggressive OEM incentive programs contributed to very strong vehicle sales levels.

Despite this up and down year, Decoma remained focused on its key priorities:

- integrate recent acquisitions;
- aggressively pursue all cost improvement opportunities; and
- emphasize product innovation and quality.

This focus translated into record financial results for 2001. Total sales grew to $1.8 billion, a 17% increase over the year ended December 31, 2000, and diluted earnings per share were a record $0.81, a 21% increase over calendar 2000 pro forma diluted earnings per share of $0.67. This growth occurred during a year in which North American vehicle production volumes declined 11% to 15.8 million units and European vehicle production volumes declined 1% to 16.5 million units.

2001 saw many highlights.

- Most importantly, the integration of the acquisition of Magna Exterior Systems and the 60% of Decoma Exterior Trim Inc. not previously owned by Decoma (the "Global Exteriors Transaction") has progressed very well. This acquisition significantly transformed the Company by broadening our capabilities and customers, giving us global reach and doubling our size. Obviously, the integration of an acquisition of this size has been our main priority in 2001. Benefits have been realized in both North America and Europe through leveraging our increased size in our purchasing and R&D functions and through the sharing of best practices. In addition, the integration of existing technologies, processes and products in North America and Europe and leveraging our new customer relationships will help us secure future business. In summary, although a number of short-term benefits have been realized in both North America and Europe, the yet to be realized long-term benefits of this acquisition are expected to be significant. The Global Exteriors Transaction has altered the direction of the Company and has significantly enhanced its long-term growth potential.
- A substantial turnaround of the Company's Mexican operation ("Decomex") was completed during 2001. This facility successfully launched a significant amount of new business and has been a major contributor to the Company's strong consolidated financial performance. In May 2001, the Company acquired the remaining minority interest in Decomex. Decomex is now 100% owned by Decoma.
- A number of our other facilities had large highly successful launches including the Ford Explorer program in North America and the DaimlerChrysler C Class and Ford Mondeo programs in Europe.
- During the second quarter of 2001, Decoma completed the public offering of an additional 16,100,000 Class A Subordinate Voting Shares for net proceeds of $111.1 million (the "June 2001 Equity Offering"). This transaction has significantly improved the public market liquidity of Decoma's Class A Subordinate Voting Shares. Decoma also consolidated and restructured its global lines of credit establishing a $300 million extendible, revolving credit facility that expires on May 30, 2002, at which time the Company may request further 364 day extensions.
- On September 28, 2001, the Company completed the acquisition of the lighting components manufacturing business and related fixed and working capital assets of Autosystems Manufacturing Inc. ("Autosystems"). Autosystems is a manufacturer of forward and rear end automotive lighting systems. The operation includes three facilities located in Belleville, Ontario with approximately 400 employees. Autosystems' principal

customers are General Motors Corporation and Visteon Corporation. For its most recently completed fiscal year ended August 31, 2001, Autosystems had revenues of approximately Cdn. $100 million. Decoma believes that the addition of Autosystems' lighting products to the Company's overall product offering will strengthen its front and rear end modular capabilities and will better enable Decoma to capitalize on the trend towards modularization.

Although the fourth quarter of 2001 saw relatively strong vehicle production volumes, the automotive industry continues to be impacted by general global economic uncertainty and an associated reduction in consumer confidence. These factors are expected to have a continued negative impact on vehicle production volumes in North America and, to a lesser extent, in Europe.

Although it is very difficult under the present circumstances to predict the extent and duration of future vehicle production declines, Decoma continues to forecast soft vehicle production volumes for 2002. Effective February 18, 2002, the company provided the following vehicle production forecasts. North American vehicle production (including medium and heavy trucks) is estimated at 15.3 million vehicles for 2002, including first quarter 2002 vehicle production volumes of 4.0 million units. Western European vehicle production is estimated at 15.9 million vehicles for 2002, including first quarter 2002 vehicle production volumes of 3.9 million units.

Despite these difficult near term conditions, Decoma is ready to meet the challenges, and benefit from the opportunities, that come with economic uncertainty. With a number of significant new program launches behind it, Decoma is intensely focused on generating further operational improvements and cost savings to strengthen its market position and overall level of competitiveness. As well, the Company is actively planning and preparing to be able to react quickly and effectively to further declines in volumes should current economic conditions deteriorate. For example, the Company continues to review work that has been outsourced to tier two suppliers and will bring such work in-house if capacity is available.

In the near term, the current economic climate is likely to create increased takeover opportunities from weaker competitors. In addition, as economic conditions improve, exterior "face-lifts" are likely to be an original equipment manufacturer ("OEM") priority. Each of these conditions should create significant opportunities for Decoma.

A difficult economic climate also creates acquisition opportunities. Although major acquisitions are not a priority at this time, Decoma will consider acquisition opportunities that strengthen and enhance the Company's overall product offering or expand its existing markets and that will better enable Decoma to capitalize on industry trends that will drive future growth.

Over the long-term, as a global supplier with operational, technical and financial strength, Decoma is in a very good position to capitalize on industry trends and continue to grow its average content per vehicle in both North America and Europe.

RESULTS OF OPERATIONS

Readers should refer to the "Basis of Presentation of Financial Information" section at the end of this MD&A for a detailed explanation of the basis of presentation of the Company's financial information.

United Kingdom

Although the Company's consolidated 2001 financial results were strong, they were negatively impacted by the Company's Merplas facility (formerly known as Conix U.K. Limited or Halewood) which has experienced significant launch challenges and has incurred substantial start-up losses.

Merplas is located in the United Kingdom and supplies the new Jaguar X400 program which launched in the second quarter of 2001. The segmented results of operations discussion in this MD&A separately discloses the results of Merplas from the Company's European operating segment. Given the magnitude of Merplas' start-up losses, it is necessary to separately disclose Merplas in order to adequately explain the performance of Decoma's European operating segment.

Although yields and operating efficiencies have improved, Merplas continues to generate significant losses. The longer term profitability of Merplas is largely dependent on filling the facility's remaining open capacity. The Merplas facility is located on the Jaguar assembly plant campus in Halewood, England. This Jaguar assembly facility launched production in early 2001 and produces the new small Jaguar X400 vehicle. The Merplas facility was built primarily to service this Jaguar assembly plant. Merplas was awarded the X400 fascia, rocker panel and other exterior trim component programs. In addition, Merplas was awarded the Jaguar XK8 X100 fascia program assembled at another Jaguar United Kingdom assembly plant. Annual volume estimates after ramp up on these programs originally approximated 115,000 and 11,000 vehicles, respectively. Given Merplas' start-up difficulties, the X400 rocker panel program was desourced and the X100 fascia program was temporarily outsourced to a Magna facility for most of 2001. The X100 fascia program is expected

to return to Merplas in 2002 and the Company continues to pursue the return of the X400 rocker panel program.

Annual vehicle production capacity at the Jaguar Halewood assembly plant is approximately 125,000 vehicles, assuming two shifts with no overtime. In 2001, the Jaguar Halewood facility produced approximately 49,900 X400 vehicles. The Company's 2002 X400 vehicle production volume estimate is 92,000 vehicles. The Company's 2002 X100 vehicle production volume estimate is 10,000 vehicles.

Jaguar is part of Ford's Premier Automotive Group. Although the Company's Jaguar business at Merplas is performing at less than desirable levels, the Company's other global business with Ford continues to perform well. Ford represents the Company's largest customer on a global basis accounting for 32.2% of total sales in 2001. The ongoing supply of product for the X400 program is an important factor in maintaining the Company's strong and profitable global relationship with Ford.

The Company is actively pursuing new business for the United Kingdom and is continuing to review the allocation of existing and future business between Merplas and the Company's other United Kingdom facility, Sybex (formerly known as Banbury). In addition, business that is currently outsourced is being reviewed for insourcing potential.

The Sybex facility has shown marked performance improvements. In the twelve month period ended July 31, 2000, the Sybex facility incurred operating losses totalling $7.0 million. Sybex was profitable during 2001. In addition to operational improvements, Sybex also recently launched fascia production for the new BMW Mini. The BMW Mini has been well received by consumers and there is the potential for vehicle production on this program to be increased.

The Company has recently made a number of management changes that will better enable the Company to coordinate its efforts in the United Kingdom. A new Decoma Europe Vice-President of Operations (a former general manager from one of the Company's North American divisions) is in place and will work closely with the general managers of each of Merplas and Sybex. In addition, the Company has added a new sales and marketing director responsible for business development in the United Kingdom. Finally, the administrative functions at the Company's two United Kingdom facilities are being examined to determine whether there are consolidation cost saving opportunities. These changes are in addition to ongoing operational cost reduction efforts.

Sales

	Years Ended December 31, 2001	2000	% Change
Vehicle production volumes [millions]			
North America	**15.8**	17.7	(11%)
Western Europe	**16.5**	16.7	(1%)
Average content per vehicle			
North America	**$ 75**	$ 56	34%
Europe	**29**	23	26%
Production sales [millions]			
North America	**$ 1,180.4**	$ 995.1	19%
Europe			
Excluding Merplas	**445.8**	388.8	15%
Merplas	**28.4**	-	
Global tooling sales	**161.3**	174.6	(8%)
Total sales	**$ 1,815.9**	$ 1,558.5	17%

North America

North American production sales grew by 19% to $1,180.4 million in 2001 compared to $995.1 million in 2000. This increase was driven by growth in average North American content per vehicle. North American content per vehicle grew to approximately $75 compared to $56 for 2001 and 2000, respectively. The increase in content relates primarily to the additional sales recorded due to the full consolidation of the Conix Group throughout 2001 as a result of the Conix Transaction. The increase in content was also driven by the acquisition of Autosystems on September 28, 2001; strong volumes for the DaimlerChrysler PT44 (PT Cruiser) and the launch of the General Motors GMT 805 (Avalanche) program each supplied by the Company's Decomex facility; the recent launch of other new programs, including the high content Ford U152 (Explorer) program; and a full year's production on programs that launched during 2000, including the DaimlerChrysler RS (Minivan) and JR (Cirrus, Stratus and Sebring) programs. These increases were partially offset by lower volumes on other long running high content programs including the DaimlerChrysler LH (Concorde, Intrepid, 300M and LHS) program. In addition, translation of Canadian dollar sales into the Company's U.S. dollar reporting currency negatively impacted North American production sales. The average exchange rate for the Canadian dollar (used for U.S. dollar reporting under Canadian generally accepted accounting principles [" Canadian GAAP"]) declined 3% for the year ended December 31, 2001 compared to the year ended December 31, 2000.

NORTH AMERICAN PRODUCTION SALES
(millions)


$1,180.4
$995.1
2001 2000

NORTH AMERICAN AVERAGE CONTENT PER VEHICLE


$75
$56
2001 2000

NORTH AMERICAN PRODUCTION VOLUMES
(millions)


$15.8
$17.7
2001 2000

Increases in North American production sales driven by content growth were partially offset by reduced vehicle production volumes. Total North American vehicle production for 2001 was 15.8 million units representing a decrease of 11% from the 17.7 million vehicles produced in 2000.

EUROPEAN PRODUCTION SALES
(millions)


$474.2
$388.8
2001 2000

EUROPEAN AVERAGE CONTENT PER VEHICLE


$29
$23
2001 2000

WESTERN EUROPEAN PRODUCTION VOLUMES
(millions)


$16.5
$16.7
2001 2000

GLOBAL TOOLING SALES
(millions)


$161.3
$174.6
2001 2000

Europe

European production sales increased to $474.2 million for 2001 compared to $388.8 million for 2000 representing growth of 22%. European content per vehicle grew 26% to approximately $29 for 2001 compared to $23 for 2000. The increase in content reflects the acquisition of the remaining 49% interest in the Conix Group, additional sales generated from the ramp up of the Ford Mondeo program at Belplas (formerly known as Conix Belgium N.V.) and the start of production on the Jaguar X400 program at Merplas. These increases were partially offset by the translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency which negatively impacted European production sales. The average exchange rate for the Euro and British Pound (used for U.S. dollar reporting under Canadian GAAP) declined 2% and 4%, respectively, for the year ended December 31, 2001 compared to the year ended December 31, 2000.

Western European vehicle production volumes were substantially unchanged at 16.5 million units for 2001 compared to 16.7 million units for 2000. However, a favourable mix in the Company's products, including strong DaimlerChrysler C Class production volumes, contributed to the increase in production sales.

Tooling

Tooling sales on a global basis decreased 8% for 2001 to $161.3 million compared to $174.6 million for 2000. The decline in tooling sales came primarily in North America where tooling sales for 2000 were comparatively strong as a result of a number of significant program launches. Tooling inventory at December 31, 2001 includes a number of in-progress tooling programs that have not yet been completed and billed to customers.

Sales by Customer

North American sales accounted for approximately 71% of total sales in 2001, including tooling. This compares to 72% for 2000. The Company's three largest customers in North America were Ford, General Motors and DaimlerChrysler representing 37.8%, 28.9% and 19.7% of total North American sales, respectively, for 2001 (29.6%, 26.3% and 21.1% for 2000). The Company's largest North American production sales programs for 2001 included the Ford U152 (Explorer) and the DaimlerChrysler LH (Concorde, Intrepid, 300M and LHS) and RS (Minivan) programs.

NORTH AMERICAN SALES BY CUSTOMER


13.6%
28.9%
19.7%
Ford
General Motors
DaimlerChrysler
Other

The majority of production programs with the Asian automotive manufacturers operating in North America are within Decoma's exterior trim product range. Although the Company moulds fascias for three Honda programs, the majority of Asian OEMs currently manufacture their bumper systems in-house. However, this may change as bumper systems and modules grow in size and complexity and as Asian OEM capital equipment reinvestment is required.

European sales accounted for approximately 29% and 28% of total sales for 2001 and 2000, respectively. The Company's three largest customers in Europe were DaimlerChrysler, Ford and the VW Group representing 41.1%, 18.9% and 11.5% of total European sales, respectively, for 2001 (32.8%, 9.2% and 8.5% for 2000). The Company's largest European production sales programs for 2001 include the DaimlerChrysler C Class (W/S/CL203), the Ford Mondeo and the DaimlerChrysler E Class programs. Decoma believes that it has strong European growth opportunities with Ford's Premier Automotive Group ("PAG") and with the VW Group. The PAG group of Ford brands includes Aston Martin, Jaguar, Land Rover and Volvo. Decoma intends to leverage its strong relationship with Ford in North America to gain greater access to PAG in Europe. With respect to the VW Group, we have recently been awarded new business which is expected to launch in 2003 and which will significantly increase our sales to the VW Group.

EUROPEAN SALES BY CUSTOMER


28.5%
18.9%
11.5%
DaimlerChrysler
Ford
VW Group
Other

On a consolidated basis, the Company's three largest customers are Ford, DaimlerChrysler and General Motors accounting for 32.2%, 26.0% and 21.6% of global sales, respectively, for 2001 (23.6%, 24.6% and 20.3% for 2000).

Gross Margin

Gross margin as a percentage of total sales for 2001 was 20.1% compared to 18.7% for 2000.

Gross margins were positively affected by the Conix Transaction excluding Merplas; significant improvements at the Company's Decomex operations in Mexico; contributions from recent new program launches including the Ford U152 (Explorer), DaimlerChrysler RS (Minivan) and JR (Cirrus, Stratus and Sebring) and the GMT 805 (Avalanche) programs; and improved performance at a new exterior trim facility that experienced significant start-up difficulties in calendar 2000. These improvements were partially offset by losses at Merplas, OEM price concessions effective January 1, 2001 and lower vehicle production volumes.

Depreciation and Amortization

Depreciation and amortization costs increased to $81.4 million (including goodwill amortization of $3.9 million) for 2001 from $64.3 million (including goodwill amortization of $0.5 million) for the comparable prior year period. This increase in depreciation and amortization expense reflects the amortization of goodwill of $3.3 million recorded in respect of the Conix Transaction, the addition of the 49% portion of the Conix Group's depreciation expense, the start-up of Merplas, additional depreciation expense from the Autosystems acquisition and the Company's continuing investment in capital equipment to support new production programs and facilities. As a percentage of sales, depreciation and amortization costs increased to 4.5% for 2001 compared to 4.1% for 2000.

Selling, General and Administrative ("S,G&A")

S,G&A costs were $115.1 million for 2001, up from $96.5 million for 2000. This increase reflects the addition of the 49% portion of the Conix Group's S,G&A expense, the start-up of Merplas, additional S,G&A expense as a result of the Autosystems acquisition, new credit facility costs, sales and marketing spending directed at securing new North American and European module contracts and other costs to support the higher sales levels. These increases were partially offset by lower charges for management and administration services provided by Magna. As a percentage of sales, S,G&A was 6.3% in 2001 compared to 6.2% for 2000.

Magna provides certain management and administrative services to the Company, including legal, environmental, immigration, administrative, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna. The Company is currently in discussions with Magna with respect to a formal agreement detailing these arrangements. Commencing December 31, 2001, the Company began reporting these amounts in S,G&A expense. Previously, these amounts were combined with affiliation and social fees and reported as a separate line item on the consolidated statements of income. All comparative period amounts have

been reclassified to conform with the current year's presentation. The cost of management and administrative services provided by Magna and included in S,G&A totalled $3.5 million for the year ended December 31, 2001 compared to $5.5 million for the year ended December 31, 2000. The decline is attributable to a reduction in management and administrative service fees paid by the Company's European operations. Prior to January 5, 2001, the Company's European operations acquired through the Global Exteriors Transaction paid Magna a fee for management and administrative services under a separate arrangement with Magna. Magna continues to provide management and administrative services to the Company's European operations, however, effective January 5, 2001 the fees for such services are negotiated between the Company and Magna together with the fees for management and administrative services provided by Magna to the Company's North American operations.

Affiliation and Social Fees

The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement:

- provides the Company with the right to identify itself as part of the Magna group of companies by granting to the Company a non-exclusive, world-wide licence to use trademarks which identify Magna and its goods, services and activities in order to identify the Company and its goods, services and activities as being affiliated with Magna;
- provides the Company with access to Magna's core operating principles and to new policies and programs adopted by Magna from time to time;
- provides the Company with access to Magna's senior management and makes available to the Company details of any new management techniques and incentive programs as well as all marketing materials to the extent they are made available generally to Magna's other affiliates; and
- as owner of the "Decoma" tradename and certain trademarks used by the Company, grants a sole and exclusive world-wide licence (except as described in the next sentence) to use this tradename and trademarks. The Company may not sublicense such tradename and trademarks other than to its subsidiaries.

The affiliation fee is based on a specified percentage of consolidated net sales (as defined in the agreement). The current affiliation agreement ends July 31, 2002 and will be automatically renewed for further one year terms unless terminated by the Company prior to April 30, 2002 or such later date as the parties may agree upon. The Company is of the view that it receives substantial benefits from its affiliation with Magna. The Company is currently in discussions with Magna with respect to the possible extension, renewal or replacement of the current affiliation agreement.

The Company pays Magna a social fee based on a specified percentage of consolidated pretax profits. Such fee represents a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including Decoma. Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities.

The affiliation and social fees payable to Magna for 2001 increased to $27.1 million from $18.8 million for the comparable prior year period. The increase in affiliation and social fees reflects the increases in net sales and pretax profits on which the affiliation and social fees are calculated, respectively. In addition, commencing January 5, 2001, the sales and pretax profits of the Company's European operations acquired through the Global Exteriors Transaction are included in the net sales and pretax profit bases on which the affiliation and social fees are calculated.

Operating Income

[millions]	Years Ended December 31, 2001	2000	% Change
Operating income			
North America	**$ 146.6**	$ 99.1	48%
Europe			
Excluding Merplas	**25.8**	14.9	73%
Merplas	**(23.4)**	(1.1)	
Corporate	**(7.1)**	(0.8)	
Total operating income	**$ 141.9**	$ 112.1	27%

North America

North American operating income increased to $146.6 million for 2001 from $99.1 million for 2000. This increase is the result of the addition of the 49% portion of the Conix Group's operating income; significant improvements at the Company's Decomex operations in Mexico; contributions from recent new program launches, including the Ford U152 (Explorer), DaimlerChrysler RS (Minivan) and JR (Cirrus, Stratus and Sebring) and GMT 805 (Avalanche) programs; and improved performance at a new exterior trim facility that experienced significant start-up difficulties in 2000. These improvements were partially offset by OEM price concessions effective January 1, 2001 and lower vehicle production volumes including lower volumes on the high content DaimlerChrysler LH (Concorde, Intrepid, 300M and LHS) program.

Europe

European operating income, excluding Merplas, increased 73% to $25.8 million for 2001 from $14.9 million for 2000. These improvements are the result of increased contributions from new programs at Belplas and strong volumes on high content platforms serviced by the Company's German facilities. In addition, the launch of the new BMW Mini program at the Company's Sybex facility in the United Kingdom contributed to the year over year improvement. These improvements were partially offset by operating inefficiencies and costs associated with internal program transfers at the Company's Decotrim facility in Belgium.

Merplas generated an operating loss of $23.4 million for 2001 compared to a loss of $1.1 million for 2000. Although the loss is significant, Merplas' yields and operating efficiencies have improved. The operating losses for the third and fourth quarters of 2001 were $6.4 million and $5.9 million, respectively, compared to a loss of $9.0 million in the second quarter of 2001. Refer to the "Results of Operations - United Kingdom" section of this MD&A for further discussion regarding Merplas.

Equity Income (Loss)

Income (loss) from equity accounted investments, which includes the Company's 40% share of income earned by each of Bestop, Inc. ("Bestop") and Modular Automotive Systems, LLC, declined to breakeven for 2001 compared to income of $0.5 million for 2000. The decline is primarily attributable to lower OEM and aftermarket sales of DaimlerChrysler Jeep Wrangler (TJ) accessories at Bestop.

EBITDA

On a global basis, EBITDA, including equity income (loss) and excluding other income, increased 26% to $223.3 million for 2001 from $176.9 million for 2000. EBITDA as a percentage of total sales increased to 12.3% for 2001 from 11.4% for 2000 reflecting improved operating income.

The North American operating segment generated EBITDA of $203.8 million or 15.9% of North American sales for 2001. This compares favourably to EBITDA of $146.2 million or 13.0% of sales for 2000.

The European operating segment, excluding Merplas, generated EBITDA of $46.3 million or 9.2% of European segment sales, excluding Merplas, for 2001. This compares to EBITDA of $32.1 million or 7.5% of sales for 2000.

EBITDA at Merplas was a loss of $19.8 million for 2001 compared to a loss of $0.6 million for 2000. The Merplas EBITDA losses in the third and fourth quarters of 2001 were $5.3 million and $4.8 million representing an improvement over the EBITDA loss realized in the second quarter of 2001 of $8.1 million.

The Company has presented EBITDA as supplementary information concerning the cash operating earnings of the Company and because it is a measure that is widely used by analysts in evaluating the operating performance of companies in the automotive industry. The Company defines EBITDA as operating income (2001 - $141.9 million; 2000 - $112.1 million) plus equity income (loss) (2001 - nil; 2000 - $0.5 million) plus depreciation and amortization (2001 - $81.4 million; 2000 - $64.3 million) based on the respective amounts presented on the Company's consolidated statements of income. However, EBITDA does not have any standardized meaning under Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

Interest Expense

Interest expense for 2001 was $19.1 million compared to $18.9 million for 2000. Increases due to interest costs associated with the Conix Transaction and the debt acquired on completion of the Global Exteriors Transaction were offset by the June 2001 Equity Offering which generated net proceeds of approximately $111.1 million. These proceeds, along with cash generated from operations less capital and acquisition spending plus dividend requirements, were used to reduce debt. In addition, lower market interest rates on bank borrowings helped offset the impact of increased interest costs from debt associated with the Conix and Global Exteriors Transactions.

Amortization of Discount on Convertible Series Preferred Shares

The Company's amortization of the discount on the portion of the Convertible Series Preferred Shares classified as debt increased to $9.3 million for 2001 from $3.4 million for 2000. The increase reflects the amortization of the discount on the Series 4 and 5 Convertible Series Preferred Shares issued on completion of the Global Exteriors Transaction, partially offset by lower amortization as a result of the Series 1 and 2 Convertible Series Preferred Shares being fully amortized as of July 31, 2000 and 2001, respectively.

Other Income

Other income of $2.5 million represents the recognition in income of a portion of the Company's cumulative translation adjustment partially offset by foreign exchange losses on settlement of the Company's Subordinated Debentures (see "Results of Operations - Settlement of Subordinated Debentures").

Income Taxes

The Company's effective income tax rate for 2001 decreased to 39.9% from 43.0% for 2000. The effective income tax rate for 2001 improved as a result of reductions in Ontario statutory income tax rates, increased foreign rate differentials as a result of increased income in lower tax rate jurisdictions, the utilization of previously unbenefited tax loss carryforwards within Decomex and the impact of other income in 2001 which was not subject to tax.

These improvements were partially offset by the impact of losses in the current period at Merplas and the Company's Decotrim facility in Belgium which were not tax benefited, increased non-deductible amortization of the discount on Convertible Series Preferred Shares and increased non-deductible goodwill amortization as a result of the Conix Transaction.

Cumulative unbenefited tax loss carryforwards in the United Kingdom and Belgium total approximately $31 million and $4 million, respectively. These losses have no expiry date.

Minority Interest Expense

Minority interest expense was $0.8 million for 2001 compared to minority interest income of $1.5 million for 2000 due to losses within Decomex. In May 2001 Decoma acquired the remaining 30% minority interest in Decomex.

NET INCOME
(millions)


$68.8
$52.9
2001 2000

Net Income

Net income for 2001 increased 30% to $68.8 million from $52.9 million for 2000. This increase is attributable to higher operating income, other income and a decrease in the Company's effective tax rate, partially offset by an increase in amortization of the discount on Convertible Series Preferred Shares.

Financing Charges

The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) increased to $3.5 million for 2001 compared to $2.0 million for 2000. The increase reflects the Series 4 and 5 Convertible Series Preferred Shares issued on completion of the Global Exteriors Transaction.

Financing charges, net of income tax recoveries, related to the issuance of $90 million 9.5% Subordinated Debentures as partial consideration for the Conix Transaction increased to $3.0 million in 2001 compared to $0.8 million in 2000. The charge to retained earnings, net of tax, reflects the accretion to face value of the present value of the principal portion of the Subordinated Debentures over their term to maturity. In June and November of 2001, $32 million and $58 million, respectively, of the Subordinated Debentures were repaid.

The repayment of the Subordinated Debentures also gave rise to a foreign exchange loss of $1.7 million, net of income tax recoveries, which has been charged to net income attributable to Class A Subordinate Voting and Class B Shares (see "Results of Operations - Settlement of Subordinated Debentures").

Although the Subordinated Debentures were not due until October 2003, the Company concluded that it would be cost effective to retire the high yield debentures early with cash and lower cost bank borrowings.

Earnings Per Share

Diluted earnings per share for 2001 were $0.81. Pro forma diluted earnings per share, before pro forma adjustments for the Conix Transaction, the acquisitions of Autosystems and the remaining minority interest in Decomex and the June 2001 Equity Offering, were $0.67 for 2000. The increase in diluted earnings per share is due to higher net income partially offset by higher financing charges for 2001 compared to 2000 and a 9.1 million increase in the weighted average number of shares outstanding substantially all related to the June 2001 Equity Offering.

DILUTED EPS


$0.81
$0.67
(pro forma)
2001 2000

In addition, diluted earnings per share includes earnings of $0.01 as a result of the repayment of Subordinated Debentures (see "Results of Operations - Settlement of Subordinated Debentures").

Settlement of Subordinated Debentures

As part of the Conix Transaction, the Company issued $32 million and $58 million 9.5% Subordinated Debentures. These debentures were repaid with cash in June and November of 2001, respectively. The debentures were denominated in U.S. dollars but were issued by Decoma International Inc., a Canadian entity with a Canadian dollar functional currency. A substantial portion of the debentures

were included in Decoma International Inc.'s shareholders' equity under Canadian GAAP. As a result, the equity portion of the debentures was not adjusted for fluctuations in foreign exchange rates. The portion of the debentures recorded as a liability (debenture interest obligation) under Canadian GAAP was adjusted for fluctuations in foreign exchange rates, however, the resulting loss was deferred and amortized over the debentures' remaining term to maturity.

At the time the $58 million debenture was repaid, the Canadian dollar had weakened against the U.S. dollar as compared to the date of issue of the debenture. As a result, on the November 2001 repayment of the $58 million Subordinated Debenture, Decoma International Inc. incurred a foreign exchange loss on the equity portion of the debenture and recognized in income the accumulated deferred foreign exchange loss on the debenture interest obligation. The foreign exchange loss on the equity portion of the $58 million debenture is included in net income attributable to Class A Subordinate Voting and Class B Shares. The foreign exchange loss on the debenture interest obligation is included in other income. There were no substantial foreign exchange losses on the June 2001 repayment of the $32 million Subordinated Debenture.

Decoma funded the repayment of the $58 million Subordinated Debenture in part by $25 million that was permanently repatriated from the Company's United States operations. This repatriation gave rise to the recognition in other income of $2.8 million of the Company's cumulative translation adjustment account.

A summary of the fourth quarter and twelve month periods ended December 31, 2001 income statement impact of the above $58 million repayment and $25 million repatriation transactions is as follows:

[millions, except per share figure]		
Foreign exchange loss on retirement of debenture interest obligation	$	**(0.3)**
Recognition of pro rata amount of cumulative translation adjustment on repatriation		**2.8**
Income before income taxes and minority interest		**2.5**
Income tax recovery		**0.1**
Net income		**2.6**
Foreign exchange loss on retirement of Subordinated Debentures, net of taxes		**(1.7)**
Net income attributable to Class A Subordinate Voting and Class B Shares	$	**0.8**
Diluted earnings per Class A Subordinate Voting and Class B Share	$	**0.01**

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

[millions]	Years Ended December 31, 2001	2000
EBITDA		
North America	$ 203.8	$ 146.2
Europe		
Excluding Merplas	46.3	32.1
Merplas	(19.8)	(0.6)
Corporate	(7.0)	(0.8)
	223.3	176.9
Interest, cash taxes and other operating cash flows	(62.6)	(46.5)
Cash flow from operations	160.7	130.4
Cash invested in non-cash working capital	(0.9)	(12.6)
Fixed and other asset spending, net		
North America	(50.5)	(57.9)
Europe		
Excluding Merplas	(18.6)	(21.7)
Merplas	(4.1)	(9.0)
Acquisition spending	(14.9)	(43.4)
Dividends		
Convertible Series Preferred Shares	(11.1)	(5.0)
Class A Subordinate Voting and Class B Shares	(12.6)	(6.6)
Cash generated and available for debt reduction (shortfall to be financed)	48.0	(25.8)
Net (decrease) increase in debt	(40.2)	33.8
Repayments of Subordinated Debentures	(74.2)	-
Issuance of Class A Subordinate Voting Shares	111.3	-
Net contribution by Magna	-	13.9
Foreign exchange on cash and cash equivalents	(0.7)	(0.8)
Net increase in cash and cash equivalents	$ 44.2	$ 21.1

CASH GENERATED AND AVAILABLE FOR DEBT REDUCTION
(millions)


$48.0
2000
2001
$(25.8)

Cash Flow from Operations

Cash generated from operations exceeded capital and acquisition spending plus dividend requirements by $48.0 million for 2001. This compares favourably to a shortfall of $25.8 million for 2000. The increase in cash generated and available for debt reduction is primarily the result of improved EBITDA, lower capital spending and reduced acquisition spending.

Cash invested in non-cash working capital was nominal in 2001 despite a 17% increase in total sales.

Investing Activities

Capital spending, before acquisitions, on a global basis totalled $73.2 million or 33% of EBITDA in 2001 compared to $88.6 million or 50% of EBITDA in 2000. The Company strives to keep its annual capital spending budget under 50% of EBITDA and will allocate capital within this limit in priority to those programs generating the greatest return on investment. In unique circumstances, the Company will spend greater than 50% of EBITDA in a particular year if a specific capital program is of longer term strategic importance and the returns over the life of the program justify the investment. The majority of capital spending in the current year was in North America and related to the completion of the expansion of an existing exterior trim facility in the United States, newly awarded production contracts, required improvements and other process related expenditures.

North American capital spending of $50.5 million was 25% of North American EBITDA. European, excluding Merplas, capital spending of $18.6 million was 40% of European, excluding Merplas, EBITDA.

The Company also completed the acquisitions of Autosystems and the remaining minority interest in Decomex. The acquisition of Autosystems closed on September 28, 2001. The total purchase price was $12.3 million paid in cash. The acquisition of the remaining minority interest in Decomex closed in May 2001 for a total purchase price of $7.8 million of which $5.2 million was satisfied by the issuance of two promissory notes due in May 2002 and May 2003.

Acquisition spending in 2000 represents the Conix Transaction. The purchase price was funded in part by the issuance of $90 million 9.5% Subordinated Debentures. The remaining cash portion of the purchase price was $43.4 million.

Given current economic uncertainties, wherever possible the Company has eliminated or delayed planned capital spending. As a result, 2001 capital spending is well under the Company's 50% of EBITDA guideline. Capital spending for 2002, is expected to approximate $114 million. Planned 2002 capital spending, is primarily to support newly awarded production contracts, required improvements and other process related expenditures as well as spending related to three planned new moulding facilities in Germany. Management believes that cash balances on hand, existing unutilized credit facilities, possible future financings and internally generated cash from operations will be sufficient to meet all planned capital expenditure requirements.

Dividends

Dividends paid on the Company's Convertible Series Preferred Shares increased to $11.1 million for 2001 compared to $5.0 million for 2000. The increase reflects the issuance of the Series 4 and 5 Convertible Series Preferred Shares on completion of the Global Exteriors Transaction.

Dividends paid during 2001 on Class A Subordinate Voting and Class B Shares totalled $12.6 million. This represents dividends declared of U.S. $0.05, U.S. $0.05, U.S. $0.05, U.S. $0.03 and Cdn. $0.06 per Class A Subordinate Voting and Class B Share in respect of the three month periods ended September 30, June 30 and March 31, 2001, the two month period ended December 31, 2000 and the three month period ended October 31, 2000.

Dividends paid during 2000 on Class A Subordinate Voting and Class B Shares totalled $6.6 million representing dividends declared of Cdn. $0.06, Cdn. $0.06, Cdn. $0.06 and Cdn. $0.05 in respect of the three month periods ended October 31, July 31, April 30 and January 31, 2000.

Subsequent to December 31, 2001, the Board of Directors of the Company declared a dividend of U.S. $0.05 per Class A Subordinate Voting and Class B Share in respect of the three month period ended December 31, 2001.

Dividends declared per share have increased 30% in respect of the year ended December 31, 2001 versus the year ended October 31, 2000.

Financing Activities

Cash generated and available for debt reduction of $48.0 million as well as the proceeds from the June 2001 Equity Offering of $111.1 million were used to reduce debt by $40.2 million and to repay the Company's Subordinated Debentures totalling $74.2 million. The remaining cash generated was added to the Company's cash resources on hand.

The $44.2 million increment to cash resources on hand and not applied to debt reduction is in part the result of the transition to a new pan-European cash pooling system in late 2001. As part of the introduction of this new pooling system, the Company is temporarily holding extra cash during the transition period to ensure liquidity in the pool. In addition, given the multiple jurisdictions in which the Company operates, the Company is not always able to immediately apply the cash generated in one jurisdiction to debt held in another jurisdiction.

Consolidated Capitalization

The Company's net debt (including bank indebtedness, long-term debt including current portion, debt due to Magna, debenture interest obligation and the liability portion of the Convertible Series Preferred Shares, less cash and cash equivalents) to total capitalization (including net debt, minority interest and shareholders' equity), all as determined in accordance with Canadian GAAP, has improved to 61% at December 31, 2001 compared to 72% at December 31, 2000. The reduction in net debt to total capitalization was due primarily to the June 2001 Equity Offering, income earned during the period and debt repayments with the proceeds of the June 2001 Equity Offering and the excess of cash generated from operations over capital and acquisition spending plus dividends. These improvements were partially offset by the repayment of the Company's Subordinated Debentures during 2001. At the time of repayment, $74.7 million of the $90 million face value of the Subordinated Debentures was included in shareholders' equity under Canadian GAAP.

CONSOLIDATED CAPITALIZATION DECEMBER 31, 2001
(millions)



$151.3
$106.4
$200.0

- Current debt less cash and cash equivalents
- Long-term debt
- Convertible series preferred shares (liability portion)
- Shareholders' equity

The above net debt to total capitalization figures treat the liability portion ($200.0 million as of December 31, 2001) of the Convertible Series Preferred Shares as debt. The Series 1, 2 and 3 Convertible Series Preferred Shares are retractable by Magna after January 1, 2003 and the Series 4 and 5 Convertible Series Preferred Shares are retractable by Magna after December 31, 2003 and 2004, respectively. However, these instruments are also convertible into Decoma Class A Subordinate Voting Shares at a fixed conversion price of Cdn. $10.07 for the Series 1, 2 and 3 Convertible Series Preferred Shares and Cdn. $13.20 for the Series 4 and 5 Convertible Series Preferred Shares. The closing market price of the Company's Class A Subordinate Voting Shares on the Toronto Stock Exchange on March 8, 2002 was Cdn. $18.55. As a result, it is possible that all, or a significant portion, of this debt will be settled with Class A Subordinate Voting Shares rather than cash. This would substantially improve the Company's net debt to total capitalization.

Unused and Available Financing Resources

At December 31, 2001 the Company had cash on hand of $94.3 million and $154.4 million of unused and available credit facilities. $140.0 million of the unused and available credit facilities represents the unused and available portion of the Company's $300 million extendible, revolving credit facility that expires on May 30, 2002, at which time Decoma may request further revolving 364 day extensions. Alternatively, dependent on credit market conditions, the Company may pursue a longer term facility.

FINANCING RESOURCES 2001
(millions)


$154.4
$94.3

■ Unused and available credit facilities
□ Cash

Debt that comes due in the next twelve months includes $76.0 million of debt due to Magna including $37.6 million due March 31, 2002 and $38.4 million due October 31, 2002.

In addition to the above unused and available financing resources, the Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. Under this program, the facility provider orders tooling from tooling suppliers and subsequently sells such tooling to the Company. The facility provider makes advances to tooling suppliers based on tool build milestones approved by the Company. On completion of the tooling the facility provider sells the tooling to the Company for an amount equal to cumulative advances. In the event of tooling supplier default, the Company will purchase in progress tooling for an amount approximating cumulative advances.

A number of Magna affiliated company's are sponsors under this facility. The maximum facility amount is $100 million and is available to individual sponsors on an uncommitted demand basis subject to individual sponsor sub limits. The Company's sub limit is $35 million. As at December 31, 2001, $1.8 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable and accrued liabilities on the Company's December 31, 2001 consolidated balance sheet.

Off Balance Sheet Financing

The Company's off balance sheet financing arrangements are limited to operating lease contracts.

A number of the Company's facilities are subject to operating leases with Magna and with third parties. Total operating lease payments for facilities totalled $16.4 million for 2001 including $9.1 million under lease arrangements with Magna. Total operating lease commitments for facilities total $16.3 million for 2002 including $8.7 million under lease arrangements with Magna. For 2006, total operating lease commitments for facilities total $14.5 million including $8.3 million under lease arrangements with Magna. In certain situations, the Company has posted letters of credit to collateralize lease obligations.

Most of the Company's existing manufacturing facilities can be adapted to a variety of manufacturing processes without significant capital expenditures other than for new equipment.

The Company also has operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment totalled $5.7 million for 2001. Operating lease commitments for equipment total $5.4 million for 2002. For 2006, total operating lease commitments for equipment total $1.9 million.

Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels or the Company will incur capital expenditures to acquire equivalent capacity.

Return on Investment

Decoma defines after tax return on common equity as net income attributable to Class A Subordinate Voting and Class B Shares over shareholders' equity excluding Subordinated Debentures and the equity portion of Convertible Series Preferred Shares. After tax return on common equity was 30% for the year ended December 31, 2001.

As a result of significant changes in the Company's capital structure associated with the Global Exteriors Transaction, historical after tax return on common equity measures for the year ended December 31, 2000 are not meaningful.

Instead, current period performance has been compared to pro forma after tax return on common equity for 2000. Pro forma after tax return on common equity for 2000, which gives effect to changes in the Company's capital structure and other items arising from the Global Exteriors Transaction, was determined by dividing pro forma net income attributable to Class A Subordinate Voting and Class B Shares (as presented in note 20 to the Company's December 31, 2001 consolidated financial statements included elsewhere herein) by the Company's shareholders' equity as at December 31, 2000 excluding Subordinated Debentures and the equity portion of Convertible Series Preferred Shares. Pro forma after tax return on common equity for 2000 was 37%.

The decline in after tax return on common equity reflects the Company's June 2001 Equity Offering, the proceeds of which were used substantially for debt reduction. As the Company strives to continue to reduce debt with cash generated from operations and potentially through future additional equity offerings, there will be continued pressure on after tax return on common equity. In addition, any future conversions of the Company's Convertible Series Preferred Shares into Class A Subordinate Voting Shares will result in a reduction in after tax return on common equity.

Each operating segment's return on investment is measured using return on funds employed. Return on funds employed is defined as earnings before interest and taxes divided by long-term assets, excluding future tax assets, plus non-cash working capital. Return on funds employed represents a return on investment measure before the impacts of capital structure. The Company views capital structure as a corporate, rather than operating segment, decision.

Return on funds employed improvement opportunities exist at Merplas and throughout the rest of Europe. Although Decoma does not expect the return on funds employed for the Company's European segment to improve to North American levels in the near to medium term, Decoma believes that there are opportunities to narrow the gap. In addition, capital spending decisions are being assessed against aggressive return on funds employed target rates in both North America and Europe.

[millions]	**Return on Funds Employed** for the Year Ended December 31, 2001	**Funds Employed** as at December 31, 2001
North America	**25%**	**$ 589.8**
Europe		
Excluding Merplas	**14%**	**170.0**
Merplas	**(53%)**	**43.9**
Corporate	**-**	**(8.5)**
Global	**18%**	**$ 795.2**

OUTLOOK

Decoma's results are expected to continue to be impacted by the negative conditions that are affecting the automotive industry generally, including general global economic uncertainty and an associated reduction in consumer confidence, production cut-backs and OEM price concessions under long-term agreements.

Effective February 18, 2002, the Company provided the following financial outlook for the full year 2002 and the first quarter of 2002.

Full Year 2002

With respect to full year 2002, the Company has assumed that North American vehicle production volumes (including medium and heavy trucks) will approximate 15.3 million units, a decline of 3% from vehicle production volumes in 2001. The Company has assumed Western European vehicle production volumes of 15.9 million units, a decline of 4% from vehicle production volumes in 2001.

North American content per vehicle is expected to be in the range of $81 to $86 compared to $75 for 2001. European content per vehicle is expected to be in the range of $29 to $31 compared to $29 for 2001. Based on these assumptions, the Company expects its sales for the full 2002 year to range from $1,850 million to $1,970 million, compared to actual 2001 sales of $1,815.9 million.

Diluted earnings per share is expected to be in the range of $0.78 to $0.88.

First Quarter of 2002

With respect to the first quarter of 2002, the Company has assumed that North American vehicle production volumes will approximate 4.0 million units, which approximates vehicle production volumes in the comparable 2001 period. The Company has assumed Western European vehicle production volumes of 3.9 million units, compared to vehicle production volumes of 4.5 million units in the comparable 2001 period.

North American content per vehicle is expected to be in the range of $80 to $86 compared to $71 for the first quarter of 2001. European content per vehicle is expected to be in the range of $29 to $31 compared to $27 for the first quarter of 2001. Based on these assumptions, the Company expects its sales for the first quarter of 2002 to range from $455 million to $490 million, compared to actual sales of $444.1 million for the comparable prior year period.

Diluted earnings per share is expected to be in the range of $0.16 to $0.20.

NEW ACCOUNTING PRONOUNCEMENTS

In August 2001, The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 1581, "Business Combinations" ("CICA 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year. Under current Canadian GAAP, goodwill impairment is assessed based on the estimated future undiscounted cash flows for the business to which the goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets including goodwill.

During 2001, the Company reported goodwill amortization of $3.9 million. Commencing January 1, 2002, the Company will cease recording goodwill amortization and goodwill will be measured for impairment on an annual basis. Under CICA 3062, an initial measurement for goodwill impairment must be completed by June 30, 2002. If this initial assessment indicates potential impairment, a final assessment of goodwill impairment must be completed by December 31, 2002 and a resulting write down would be charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required write down would be charged against earnings.

Goodwill at December 31, 2001 includes $8.6 million that arose on the Conix Transaction related to the Company's Merplas operation. In addition, goodwill at December 31, 2001 includes $3.3 million that remains from the acquisition of Sybex. The assessment of impairment with respect to the United Kingdom goodwill is subject to significant estimate and measurement uncertainty. Such assessment of impairment would also have to consider the potential impairment of deferred preproduction expenditures. The Company's Merplas investment includes deferred preproduction expenditures of $8.8 million at December 31, 2001. Any write down of deferred preproduction expenditures would be charged against earnings.

As described earlier, the ongoing supply of product for the X400 program is a significant factor in maintaining the Company's strong and profitable global relationship with Ford. In addition, the Company is actively pursuing additional business to fill open capacity within its United Kingdom operations and has recently made certain management changes that are intended to help improve the performance of its United Kingdom investment.

As at December 31, 2001, under existing Canadian GAAP for goodwill impairment, the Company has not recorded an impairment loss with respect to its United Kingdom investments. This determination was made based on the estimated undiscounted future cash flows for each of Merplas and Sybex. Such future cash flow estimates were based on current booked business plus forward looking assumptions on program pricing, new business opportunities and the impact of improvement plans on current operations.

The Company will perform an initial assessment for impairment under new CICA 3062 based on the fair value of the Company's reporting units by June 30, 2002.

BASIS OF PRESENTATION OF FINANCIAL INFORMATION

As previously disclosed, on January 5, 2001, Decoma completed the purchase from Magna of Magna's European exterior parts operations ("MES") and Magna's 60% interest in Decoma Exterior Trim Inc. ("DET") (collectively, the "Global Exteriors Transaction"). Prior to the completion of the Global Exteriors Transaction, Magna held an approximate

89% equity interest in Decoma. On completion of the Global Exteriors Transaction, Magna held an approximate 91% equity interest in Decoma. Accordingly, the Global Exteriors Transaction has been accounted for by Decoma using continuity of interest accounting, which is similar to pooling of interests accounting. Under this basis of accounting, the historical consolidated financial statements of Decoma prior to the completion of the Global Exteriors Transaction ("Old Decoma"), MES and DET are combined at book value on a retroactive basis. The consolidated financial statements as at and for the year ended December 31, 2001 give retroactive effect to the Global Exteriors Transaction and combine the financial position, results of operations and cash flows of Old Decoma, MES and DET (the "Company").

On October 16, 2000, the Company acquired Visteon Corporation's 49% minority interest in Conix Canada Inc., Conix Corporation, Conix U.K. Limited (now Decoma U.K. Limited and referred to as "Merplas") and Conix Belgium N.V. (now Belplas Industries N.V. and referred to as "Belplas") (collectively, the "Conix Group"), thereby increasing the Company's ownership level of the Conix Group to 100% (the "Conix Transaction"). Prior to October 16, 2000, the consolidated financial statements reflect the Company's 51% interest in the Conix Group using the proportionate consolidation method. From October 16, 2000 forward, the consolidated financial statements reflect the Company's 100% interest in the Conix Group on a fully consolidated basis.

Earnings per share for the year ended December 31, 2000 has not been presented. The Global Exteriors Transaction resulted in significant changes to the Company's capital structure. As a result, historical earnings per share measures are not meaningful. Pro forma earnings per share measures, which give effect to changes in the Company's capital structure and other items arising from the Global Exteriors Transaction, are provided in note 20 to the consolidated financial statements. Pro forma earnings per share do not reflect the Conix Transaction, the acquisitions of Autosystems and the remaining minority interest in Decomex or the June 2001 Equity Offering.

The Company changed its fiscal year end from July 31 to December 31 effective December 31, 2000. As a result, interim results are now presented on a calendar quarter basis. The Company has also changed its reporting currency to U.S. dollars effective January 1, 2001. These changes recognize the increased global nature of the Company's business and will enable the Company's financial performance to be compared more readily to that of its peer group within the automotive parts supply industry. The change in reporting currency has been made in accordance with Canadian GAAP (see "Significant Accounting Policies - Reporting Currency" in the consolidated financial statements).

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. The words "estimate", "anticipate", "believe", "expect" and similar expressions are intended to identify forward-looking statements. Such forward-looking information involves important risks and uncertainties that could materially alter results in the future from those expressed in any forward-looking statements made by, or on behalf of, the Company. These risks and uncertainties include, but are not limited to, specific risks relating to the automotive industry which could impact the Company including without limitation, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, currency exposure, environmental matters, new facilities, trade and labour relations, technological developments by the Company's competitors, government and regulatory policies, changes in the competitive environment in which the Company operates and the Company's ability to raise necessary financing. In addition, forward-looking statements with respect to the performance of Merplas and the recoverability of the Company's United Kingdom investments are subject to significant risk and uncertainty. Persons reading this MD&A are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such forward-looking statements readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

management's responsibility for financial reporting

Decoma's management is responsible for the preparation and presentation of the consolidated financial statements and all other information in this Annual Report. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has selected those that it considered to be the most appropriate in the circumstances. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported therein. Management has determined such amounts on a reasonable and prudent basis to present fairly, in all material respects, the consolidated financial statements; however, actual results may differ from these estimates. Financial information presented elsewhere in this Annual Report has been prepared by management on a basis consistent with the consolidated financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of Decoma.

Management is responsible for the development and maintenance of systems of internal accounting and administrative controls of high quality consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable, and that Decoma's assets are appropriately accounted for and adequately safeguarded.

Decoma's Audit Committee is appointed by the Board of Directors and is comprised of outside directors. The Committee meets periodically with management, as well as with the internal auditors and the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent Auditors' Report and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with Canadian and United States generally accepted auditing standards on behalf of the shareholders of Decoma. The Auditors' Report outlines the nature of their examination and their opinion on Decoma's consolidated financial statements. The independent auditors have full and unrestricted access to the Audit Committee.

S. Randall Smallbone (signed)

Guy R. Jones (signed)

S. Randall Smallbone
Executive Vice-President, Finance
and Chief Financial Officer

Guy R. Jones
Vice-President, Finance

auditors' report

To the Shareholders of **Decoma International Inc.**

We have audited the consolidated balance sheets of **Decoma International Inc.** as at December 31, 2001 and 2000 and July 31, 2000 and the consolidated statements of income, retained earnings and Magna's net investment and cash flows for the year ended December 31, 2001, the five month period ended December 31, 2000 and for each of the years in the two year period ended July 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and July 31, 2000 and the results of its operations and its cash flows for the year ended December 31, 2001, the five month period ended December 31, 2000 and for each of the years in the two year period ended July 31, 2000 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP (signed)

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
February 8, 2002

significant accounting policies

BASIS OF PRESENTATION

Decoma International Inc. ("Decoma") is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

Decoma changed its fiscal year end from July 31 to December 31, effective December 31, 2000.

On January 5, 2001, Decoma acquired 100% of Magna International Inc.'s ("Magna") European exterior parts operations ("MES") and Magna's 60% equity interest in Decoma Exterior Trim Inc. ("DET") (collectively the "Global Exteriors Transaction"). Prior to the completion of the Global Exteriors Transaction, Magna held an approximate 89% equity interest in Decoma. On completion of the Global Exteriors Transaction, Magna held an approximate 91% equity interest in Decoma. Accordingly, the Global Exteriors Transaction has been accounted for by Decoma using continuity of interest accounting, which is similar to pooling of interests accounting. Under this basis of accounting, the historical consolidated financial statements of Decoma prior to the completion of the Global Exteriors Transaction ("Old Decoma"), MES and DET are combined at book value on a retroactive basis. These consolidated financial statements give retroactive effect to the Global Exteriors Transaction and combine the financial position, results of operations and cash flows of Old Decoma, MES and DET (collectively the "Company"). (See note 19 - "Global Exteriors Transaction").

On October 16, 2000, the Company acquired Visteon Corporation's 49% minority interest in Conix Canada Inc., Conix Corporation, Conix U.K. Limited and Conix Belgium N.V. (collectively, the "Conix Group"), thereby increasing the Company's ownership level of the Conix Group to 100% (the "Conix Transaction"). Prior to October 16, 2000, the consolidated financial statements reflect the Company's 51% interest in the Conix Group using the proportionate consolidation method. From October 16, 2000 forward, the consolidated financial statements reflect the Company's 100% interest in the Conix Group on a fully consolidated basis. (See note 2 - "Business Acquisitions").

The consolidated financial statements of the Company have been prepared following Canadian generally accepted accounting principles ("Canadian GAAP"). These principles are also in conformity, in all material respects, with United States generally accepted accounting principles ("U.S. GAAP"), except as described in note 21 to the consolidated financial statements.

REPORTING CURRENCY

Effective January 1, 2001 the Company changed its reporting currency to the U.S. dollar. Prior to January 1, 2001, the Company reported in Canadian dollars. In accordance with Canadian GAAP, all comparative amounts have been restated to U.S. dollars using the January 1, 2001 exchange rate of Cdn. $1.5002 per US $1.00. The functional currencies of each of the Company's operations are unchanged.

For years after December 31, 2000, the assets and liabilities of the Company's operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the year end and revenues and expenses are translated at the average rate during the year. Exchange gains or losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity.

For periods up to and including December 31, 2000, the assets and liabilities of the Company's operations having a functional currency other than the Canadian dollar were translated into Canadian dollars using the exchange rate in effect at the period end and revenues and expenses were translated at the average rate during the period. Exchange gains or losses on translation of the Company's net equity investment in these operations were deferred as a separate component of shareholders' equity.

The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction, as a result of capital transactions, in the Company's net investment in the operations that gave rise to such exchange gains and losses.

Foreign exchange gains and losses on transactions occurring in a currency different than an operation's functional currency are reflected in income except for gains and losses on foreign exchange contracts used to hedge specific future commitments in foreign currencies. Gains or losses on these contracts are accounted for as a component of the related hedged transaction.

CYCLICALITY OF OPERATIONS

Substantially all revenue is derived from sales to the North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes cash on account, demand deposits and short-term investments with remaining maturities of less than three months at acquisition.

INVENTORIES

Production inventories and tooling inventories manufactured in-house are valued at the lower of cost and net realizable value, with cost being determined substantially on a first-in, first-out basis. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead.

Outsourced tooling inventories are valued at the lower of subcontracted costs and net realizable value.

INVESTMENTS

The Company accounts for investments in which it has significant influence on the equity basis.

FIXED ASSETS

Fixed assets are recorded at historical cost which includes acquisition and development costs. Development costs include direct construction costs, interest capitalized on construction in progress and land under development and indirect costs wholly attributable to development.

Depreciation is provided on a straight-line basis over the estimated useful lives of fixed assets at annual rates of 2 1/2% to 5% for buildings, 7% to 10% for general purpose equipment and 10% to 30% for special purpose equipment.

Costs incurred in establishing new facilities which require substantial time to reach commercial production capability are capitalized as deferred preproduction costs. Amortization is provided over periods of up to five years from the date commercial production is achieved.

GOODWILL

Goodwill, which represents the excess of the purchase price of the Company's interest in associated and subsidiary companies over the fair value of the underlying net identifiable assets arising on acquisitions, is amortized over a period of 20 years. The Company reviews the valuation and amortization periods of goodwill whenever events or changes in circumstances warrant such a review. In doing so, the Company evaluates whether there has been a permanent impairment in the value of unamortized goodwill based on the estimated undiscounted cash flows of each business to which the goodwill relates.

REVENUE RECOGNITION

Revenue from the sale of manufactured products is recognized upon shipment to (or receipt by customers depending on contractual terms), and acceptance by, customers when the price is fixed or determinable and collectibility is reasonably assured.

Revenues from separately priced tooling contracts are recognized substantially on a completed contract basis.

Revenues and cost of sales, including amounts from separately priced tooling contracts, are presented on a gross basis in the consolidated statements of income when the Company is acting as principal and is subject to significant risks and rewards in connection with the process of bringing the product to its final state and in the post-sale dealings with its customers. Otherwise, components of revenue and related costs are presented on a net basis.

PREPRODUCTION COSTS RELATED TO LONG-TERM SUPPLY AGREEMENTS

Costs incurred (net of customer subsidies) related to design and engineering, which are paid for as part of subsequent related parts production piece price amounts, are expensed as incurred unless a contractual guarantee for reimbursement exists.

Costs incurred (net of customer subsidies) related to the design and development of moulds, dies and other tools that the Company does not own (and that will be used in, and paid for as part of the piece price amount for, subsequent related parts production) are expensed as incurred unless the supply agreement provides a contractual guarantee for reimbursement or the non-cancelable right to use the moulds, dies and other tools during the supply agreement.

RESEARCH AND DEVELOPMENT

The Company carries on various applied research and development programs, certain of which are partially or fully funded by government or by customers of the Company. Funding received is accounted for using the cost reduction approach. Research costs are expensed as incurred and development costs which meet certain criteria where future benefit is reasonably certain are deferred to the extent of their estimated recovery.

EMPLOYEE FUTURE BENEFIT PLANS

The cost of providing benefits through defined benefit pensions and post retirement benefits other than pensions is actuarially determined and recognized in earnings using the projected benefit method prorated on service and management's best estimate of compensation increases, retirement ages of employees, future termination levels and long-term interest rates. Differences arising from plan amendments, changes in assumptions and experience gains and losses are recognized in earnings over the expected average remaining service life of employees.

The cost of providing benefits through defined contribution pension plans is charged to earnings in the period in respect of which contributions become payable.

STOCK BASED COMPENSATION

No compensation expense is recognized for stock options granted under the Company's Incentive Stock Option Plan. Consideration paid on the exercise of stock options is credited to capital stock.

GOVERNMENT FINANCING

The Company makes periodic applications for financial assistance under available government assistance programs in the various jurisdictions in which the Company operates. Grants relating to capital expenditures are reflected as a reduction of the cost of the related assets. Grants and tax credits relating to current operating expenditures are recorded as a reduction of expense at the time the eligible expenses are incurred. The Company also receives loans which are recorded as liabilities in amounts equal to the cash received.

INCOME TAXES

On a prospective basis, commencing August 1, 2000, the Company adopted the liability method of tax allocation for accounting for income taxes as provided for in the new recommendations of The Canadian Institute of Chartered Accountants. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Prior to the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Under this method, future tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns measured at the tax rate in effect in the year the difference originated.

Income taxes related to unremitted earnings of foreign subsidiaries are not provided for by the Company as such earnings are considered to be reinvested for the foreseeable future.

CONVERTIBLE SERIES PREFERRED SHARES

Three key attributes of the Company's Convertible Series Preferred Shares have been valued as of their date of issuance and are presented separately in the Company's consolidated financial statements. These attributes are:

[i] the holder's right to retract the Convertible Series Preferred Shares at their face amount after certain specified dates;
[ii] the holder's right to receive non-cumulative cash dividends; and
[iii] the holder's ability to convert the Convertible Series Preferred Shares into Class A Subordinate Voting Shares of the Company at a fixed price.

The retraction attribute is a liability of the Company and is presented as long-term debt at the present value of the face amount which becomes payable, at the option of the holder, after certain specified dates. The resulting discount is amortized to income systematically from the date of issuance until the date each series of the Convertible Series Preferred Shares becomes retractable.

The non-cumulative dividend is not considered debt-related. However, because the holder of the Convertible Series Preferred Shares expects to receive dividends and it was the Company's expectation, at the date of issuance, to pay dividends, there is a value to the expected stream of dividend payments. The net present value of this expected dividend stream has been presented as equity. As dividends are declared, a systematically calculated portion of the dividend is shown as a return of capital and is deducted from the amount presented as equity. The dividends on the Convertible Series Preferred Shares, as presented in the consolidated statements of income, retained earnings and Magna's net investment, reflect the actual dividends declared net of the amount considered a return of capital.

The conversion feature is similar to a stock warrant as it provides the holder with the option to exchange their Convertible Series Preferred Shares for Class A Subordinate Voting Shares of the Company at a fixed price. The residual approach was used to value this attribute and this amount is classified as equity.

SUBORDINATED DEBENTURES

The Company's subordinated debentures, which were repaid during 2001, were recorded in part as debt and in part as shareholders' equity.

The debt component consisted of the present value of the future interest payments on the subordinated debentures to maturity and was presented as debenture interest obligation. Interest on the debt component was accrued over time and recognized as a charge against income.

The equity component included the present value of the principal amount of the subordinated debentures which could be satisfied by issuing Class A Subordinate Voting Shares of the Company at the option of the Company. This amount was accreted to the face value of the subordinated debentures over the term to maturity through periodic charges, net of income taxes, to retained earnings. The equity component was presented as Subordinated Debentures in shareholders' equity.

EARNINGS PER CLASS A SUBORDINATE VOTING OR CLASS B SHARE

Basic earnings per Class A Subordinate Voting or Class B Share are calculated on net income attributable to Class A Subordinate Voting and Class B Shares using the weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the year.

Diluted earnings per Class A Subordinate Voting or Class B Share are calculated on the weighted average number of Class A Subordinate Voting and Class B Shares that would have been outstanding during the year had all Convertible Series Preferred Shares been converted into Class A Subordinate Voting Shares at the beginning of the year. In addition, the weighted average number of Class A Subordinate Voting and Class B Shares used to determine diluted earnings per share includes an adjustment for stock options outstanding using the treasury stock method. Under the treasury stock method:

- the exercise of options is assumed to be at the beginning of the period (or at the time of issuance, if later);
- the proceeds from the exercise of options are assumed to be used to purchase Class A Subordinate Voting Shares at the average market price during the period; and
- the incremental number of Class A Subordinate Voting Shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation.

consolidated balance sheets

[U.S. dollars in thousands]	Note	As at December 31, 2001	As at December 31, 2000	As at July 31, 2000
ASSETS				
Current assets:				
Cash and cash equivalents		**$ 94,271**	$ 50,041	$ 42,232
Accounts receivable	17	**270,961**	265,913	203,971
Inventories	4	**187,014**	127,748	109,487
Income taxes receivable	7	**-**	6,991	-
Prepaid expenses and other		**16,568**	18,920	15,583
		568,814	469,613	371,273
Investments	5	**16,909**	16,984	16,785
Fixed assets, net	6	**491,774**	507,646	422,196
Goodwill, net	2	**71,516**	78,737	15,025
Future tax assets	7	**9,942**	4,662	2,119
Other assets		**10,204**	12,208	7,485
		$ 1,169,159	$ 1,089,850	$ 834,883
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Bank indebtedness	8	**$ 159,959**	$ 83,695	$ 13,879
Accounts payable	17	**178,162**	159,386	137,647
Accrued salaries and wages		**42,983**	34,207	38,630
Other accrued liabilities		**38,896**	31,387	30,834
Income taxes payable	7	**9,734**	-	639
Long-term debt due within one year	8	**9,566**	7,736	663
Debt due to Magna within one year	8	**76,008**	114,560	26,850
		515,308	430,971	249,142
Long-term debt	8	**17,942**	32,604	27,589
Long-term debt due to Magna	8	**88,524**	140,408	-
Convertible Series Preferred Shares, held by Magna	11	**199,956**	203,101	95,855
Debenture interest obligation	10	**-**	20,763	-
Other long-term liabilities	9	**4,287**	2,168	-
Future tax liabilities	7	**46,036**	40,967	35,958
Minority interest	2	**-**	6,872	6,909
Commitments and contingencies	8, 18			
Shareholders' equity:				
Magna's net investment in MES/DET		**-**	-	201,302
Subordinated Debentures	10	**-**	70,153	-
Convertible Series Preferred Shares	11	**26,071**	32,424	6,625
Class A Subordinate Voting Shares	12	**167,825**	56,479	69,098
Class B Shares	12	**30,594**	30,594	63,527
Retained earnings		**49,768**	-	69,320
Currency translation adjustment	14	**22,848**	22,346	9,558
		297,106	211,996	419,430
		$ 1,169,159	$ 1,089,850	$ 834,883

See accompanying notes

On behalf of the Board:

John T. Mayberry (signed)

John T. Mayberry, Director and
Chairman of the Audit Committee

Jennifer J. Jackson (signed)

Jennifer J. Jackson, Director and
Member of the Audit Committee

consolidated statements of income, retained earnings and Magna's net investment

[U.S. dollars in thousands, except per share figures]	Note	Years ended December 31, 2001	Years ended December 31, 2000	Five month period ended December 31, 2000	Years ended July 31, 2000	Years ended July 31, 1999
			[unaudited]			
Sales	17	**$ 1,815,869**	$ 1,558,536	$ 663,340	$ 1,479,255	$ 1,332,584
Cost of goods sold	17	**1,450,360**	1,266,952	543,662	1,194,319	1,096,366
Depreciation and amortization		**81,360**	64,308	28,644	60,677	54,116
Selling, general and administrative		**115,130**	96,468	40,917	97,500	93,866
Affiliation and social fees	17	**27,110**	18,752	8,072	17,406	14,754
Operating income		**141,909**	112,056	42,045	109,353	73,482
Equity (income) loss	5	**(15)**	(516)	(200)	(448)	55
Interest expense, net	8	**19,095**	18,850	8,222	17,552	16,442
Amortization of discount on Convertible Series Preferred Shares	11	**9,276**	3,425	1,119	3,919	3,759
Other income, net	10	**(2,458)**	-	-	-	-
Income before income taxes and minority interest		**116,011**	90,297	32,904	88,330	53,226
Income taxes	7	**46,336**	38,819	12,696	41,204	23,453
Minority interest		**843**	(1,456)	291	(2,467)	(577)
Net income		**$ 68,832**	$ 52,934	$ 19,917	$ 49,593	$ 30,350
Financing charges on Convertible Series Preferred Shares and Subordinated Debentures, net of taxes	10, 11	**$ (6,474)**	$ (2,758)	$ (1,895)	$ (1,759)	$ (1,892)
Loss on retirement of Subordinated Debenture, net of taxes	10	**(1,717)**	-	-	-	-
Net income attributable to Class A Subordinate Voting and Class B Shares		**60,641**	50,176	18,022	47,834	28,458
Retained earnings, beginning of period		**-**	47,359	69,320	37,728	16,467
Magna's net investment, beginning of period		**-**	236,832	201,302	212,334	240,366
Dividends on Class A Subordinate Voting and Class B Shares	12	**(10,873)**	(6,612)	(3,450)	(6,037)	(4,599)
Net (distribution to) contribution by Magna		**-**	(244,586)	45,418	(31,244)	(35,958)
Change in currency translation adjustment of MES		**-**	-	(263)	10,007	5,328
Cumulative adjustment for change in accounting policy	7	**-**	1,518	1,518	-	-
Global Exteriors Transaction adjustments	19	**-**	(84,687)	(331,867)	-	-
Retained earnings and Magna's net investment after the Global Exteriors Transaction, end of period		**$ 49,768**	$ -	$ -	$ 270,622	$ 250,062
Earnings per Class A Subordinate Voting or Class B Share						
Basic	20	**$ 1.00**	-	-	-	-
Diluted	20	**$ 0.81**	-	-	-	-
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)						
Basic	20	**60.5**	-	-	-	-
Diluted	20	**90.6**	-	-	-	-

See accompanying notes

consolidated statements of cash flows

[U.S. dollars in thousands]	Note	Years ended December 31, 2001	Years ended December 31, 2000 [unaudited]	Five month period ended December 31, 2000	Years ended July 31, 2000	Years ended July 31, 1999
Cash provided from (used for):						
OPERATING ACTIVITIES						
Net income		**$ 68,832**	$ 52,934	$ 19,917	$ 49,593	$ 30,350
Items not involving current cash flows	15	**91,878**	77,510	29,923	78,058	61,316
		160,710	130,444	49,840	127,651	91,666
Changes in non-cash working capital	15	**(920)**	(12,580)	(48,282)	(23,553)	7,668
		159,790	117,864	1,558	104,098	99,334
INVESTING ACTIVITIES						
Fixed asset additions		**(68,472)**	(80,568)	(25,248)	(81,911)	(137,377)
Acquisitions of subsidiaries, net of cash acquired	2	**(14,864)**	(43,424)	(43,424)	-	-
Increase in investments and other		**(6,251)**	(8,256)	(5,570)	(2,021)	(1,826)
Proceeds from dispositions		**1,492**	258	38	189	609
		(88,095)	(131,990)	(74,204)	(83,743)	(138,594)
FINANCING ACTIVITIES						
Increase (decrease) in bank indebtedness	8	**80,774**	70,154	50,568	(5,777)	18,328
(Repayments) issues of long-term debt, net	8	**(14,770)**	(24,103)	(1,227)	(216)	16,419
Repayments of debt due to Magna	8	**(85,435)**	(10,980)	(4,116)	(8,017)	(18,528)
Repayments of debenture interest obligation	10	**(20,762)**	(1,350)	(1,350)	-	-
Repayment of Subordinated Debentures	10	**(74,252)**	-	-	-	-
Issuances of Class A Subordinate Voting Shares, net	12	**111,346**	-	-	-	-
Dividends on Convertible Series Preferred Shares	11	**(11,085)**	(5,000)	(1,250)	(4,999)	(4,999)
Dividends on Class A Subordinate Voting and Class B Shares	12	**(12,599)**	(6,610)	(1,725)	(6,037)	(4,599)
Net contribution by (distribution to) Magna	19	**-**	13,881	39,860	(1,924)	13,888
		(26,783)	35,992	80,760	(26,970)	20,509
Effect of exchange rate changes on cash and cash equivalents		**(682)**	(778)	(305)	(843)	(271)
Net increase (decrease) in cash and cash equivalents during the period		**44,230**	21,088	7,809	(7,458)	(19,022)
Cash and cash equivalents, beginning of period		**50,041**	28,953	42,232	49,690	68,712
Cash and cash equivalents, end of period		**$ 94,271**	$ 50,041	$ 50,041	$ 42,232	$ 49,690

See accompanying notes

1. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company are set out under " Significant Accounting Policies" preceding these consolidated financial statements.

2. BUSINESS ACQUISITIONS

Acquisitions in the Year Ended December 31, 2001

Autosystems Manufacturing Inc.

On September 28, 2001, the Company acquired the lighting components manufacturing business and related fixed and working capital assets of Autosystems Manufacturing Inc. (" Autosystems") from the court appointed receiver and monitor of Autosystems.

Autosystems is an automotive lighting manufacturer located in Ontario whose principal customers include General Motors Corporation and Visteon Corporation. Total consideration paid in connection with the acquisition amounted to $12.3 million. The acquisition has been accounted for by the purchase method in these consolidated financial statements from the date of acquisition.

The net effect of the transaction on the Company's consolidated balance sheet was as follows:

[U.S. dollars in thousands]		
Non-cash working capital	$	**2,200**
Fixed assets		**10,070**
Net assets acquired	$	**12,270**

Decomex Inc.

In May 2001, the Company acquired the remaining minority interest in Decomex Inc. (" Decomex") from Corporación Activa, S.A. de C.V. (" Activa"). Decomex operates fascia moulding and finishing operations in Mexico.

Total consideration paid in connection with the acquisition amounted to $7.8 million which gave rise to goodwill of $0.1 million. The purchase price was satisfied with cash of $2.6 million and by the issuance of $5.2 million of prime rate promissory notes (see note 8).

The acquisition has been accounted for by the purchase method in these consolidated financial statements from the date of acquisition.

Acquisitions in the Five Month Period Ended December 31, 2000

Conix Group

In October 2000, the Company acquired the minority interest in the Conix Group from Visteon Corporation.

The Conix Group operates fascia moulding and finishing operations in Canada, the United States, England and Belgium. Prior to the completion of this transaction, the Company and Visteon Corporation jointly controlled the Conix Group and the results of the Conix Group were included in these consolidated financial statements on a 51% proportionate basis (see note 3).

The total consideration paid in connection with the acquisition amounted to $134.6 million (net of cash acquired of $7.1 million). The acquisition has been accounted for by the purchase method in these consolidated financial statements from the date of acquisition.

The net effect of the transaction on the Company's consolidated balance sheet was as follows:

[U.S. dollars in thousands]		
Non-cash working capital	$	24,090
Fixed assets (including deferred preproduction costs of $3,826)		82,964
Bank indebtedness		(19,141)
Future income taxes, net		(5,477)
Long-term debt, including portion due within one year		(12,330)
Net assets		70,106
Goodwill		64,452
Total purchase price, net of cash acquired		134,558
9.5% Subordinated Debentures issued on acquisition (see note 10)		91,134
Cash paid, net of cash acquired	$	43,424

Pro forma Impact

If these acquisitions had occurred on August 1, 1999, the unaudited pro forma combined sales of the Company for the year ended December 31, 2001 would have been $1,863.7 million (five month period ended December 31, 2000 - $732.6 million; year ended July 31, 2000 - $1,769.2 million); net income would have been $62.5 million (five month period ended December 31, 2000 - $15.4 million; year ended July 31, 2000 - $48.5 million).

3. INTERESTS IN JOINTLY CONTROLLED ENTITIES

The following is the Company's combined proportionate share of the major components of the financial statements of the jointly controlled entities in which the Company had a 51% interest prior to the October 16, 2000 acquisition of the remaining interest in the Conix Group (see note 2) (before eliminations):

Balance Sheets

[U.S. dollars in thousands]		July 31, 2000
Current assets	$	55,143
Long-term assets	$	85,373
Current liabilities	$	44,484
Long-term liabilities	$	17,092

Statements of Income

[U.S. dollars in thousands]		Period ended October 16, 2000		Years ended July 31, 2000		1999
Sales	$	43,532	$	244,848	$	212,285
Cost of goods sold, expenses and income taxes		41,571		234,068		203,054
Net income	$	1,961	$	10,780	$	9,231

Statements of Cash Flows

[U.S. dollars in thousands]		Period ended October 16, 2000		Years ended July 31, 2000		1999
Cash provided from (used for):						
Operating activities	$	(3,304)	$	21,985	$	18,226
Investing activities	$	(1,588)	$	(22,394)	$	(23,161)
Financing activities	$	5,177	$	(849)	$	7,214

4. INVENTORIES

Inventories consist of:

[U.S. dollars in thousands]		December 31, 2001		December 31, 2000		July 31, 2000
Raw materials and supplies	**$**	**44,914**	$	38,791	$	33,285
Work-in-process		**17,272**		13,706		14,602
Finished goods		**26,778**		20,155		19,596
Tooling		**98,050**		55,096		42,004
	$	**187,014**	$	127,748	$	109,487

5. INVESTMENTS

Investments consist of the Company's 40% interests in Bestop Inc. ("Bestop") and Modular Automotive Systems LLC ("MAS").

The Company's investment in Bestop is subject to a shareholders agreement with Magna which holds the remaining 60% interest. The agreement provides for restrictions on share transfers and rights of first refusal. The Company's investment in Bestop includes goodwill of $7.2 million (December 31, 2000 - $8.2 million; July 31, 2000 - $8.4 million).

6. FIXED ASSETS

Fixed assets consist of:

[U.S. dollars in thousands]		December 31, 2001		December 31, 2000		July 31, 2000
Cost						
Land	**$**	**13,840**	$	13,650	$	12,190
Buildings and leasehold improvements		**122,007**		118,875		100,810
Machinery and equipment		**749,435**		714,783		619,485
		885,282		847,308		732,485
Accumulated depreciation						
Buildings and leasehold improvements		**(36,253)**		(30,684)		(28,381)
Machinery and equipment		**(367,332)**		(320,531)		(286,860)
		481,697		496,093		417,244
Deferred preproduction costs, net		**10,077**		11,553		4,952
	$	**491,774**	$	507,646	$	422,196

Notes:

[i] Included in the cost of fixed assets are construction in progress expenditures of $24.4 million (December 31, 2000 - $45.3 million; July 31, 2000 - $47.7 million).

[ii] No interest was capitalized on construction in progress during the year ended December 31, 2001 (five month period ended December 31, 2000 - $0.5 million; years ended July 31, 2000 - $0.3 million; July 31, 1999 - $3.0 million).

7. INCOME TAXES

[a] In the five month period ended December 31, 2000, the Company adopted the liability method of tax allocation for accounting for income taxes. The consolidated financial statements for periods prior to the five month period ended December 31, 2000 have not been restated. The cumulative effect, as at August 1, 2000, of adopting these recommendations was a reduction in future tax liabilities and an increase in retained earnings of $1.5 million.

[b] The provision for income taxes differs from the expense that would be obtained by applying Canadian statutory rates as a result of the following:

	Year ended December 31, **2001**	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Canadian statutory income tax rate	**41.7%**	43.6%	44.4%	44.6%
Manufacturing and processing profits deduction	**(3.8)**	(5.3)	(7.5)	(10.2)
Foreign rate differentials	**(4.6)**	(4.7)	(0.5)	1.3
	33.3%	33.6%	36.4%	35.7%
Losses not benefited	**6.5**	2.8	6.4	4.2
Amortization of discount on Convertible Series Preferred Shares	**3.3**	1.4	1.9	3.2
Reversal of tax losses previously benefited	**-**	-	2.1	-
Utilization of losses not previously benefited	**(2.5)**	-	-	-
Non-deductible goodwill amortization	**1.2**	-	-	-
Cumulative translation adjustment	**(1.0)**	-	-	-
Future income tax revaluation due to Ontario tax rate reduction	**(1.4)**	-	-	-
Earnings of equity investees	**-**	(0.2)	(0.2)	-
Other	**0.5**	1.0	-	1.0
Effective income tax rate on income before income taxes and minority interest	**39.9%**	38.6%	46.6%	44.1%

[c] The details of income before income taxes and minority interest by jurisdiction are as follows:

[U.S. dollars in thousands]	Year ended December 31, **2001**	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Canadian	**$ 53,016**	$ 19,266	$ 69,486	$ 57,313
Foreign	**62,995**	13,638	18,844	(4,087)
	$ 116,011	$ 32,904	$ 88,330	$ 53,226

[d] The details of the income tax provision are as follows:

[U.S. dollars in thousands]	Year ended December 31, **2001**	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Current provision				
Canadian federal taxes	**$ 14,275**	$ 4,359	$ 15,449	$ 14,048
Provincial taxes	**6,914**	2,574	9,388	8,577
Foreign taxes	**22,455**	4,654	3,506	3,380
	43,644	11,587	28,343	26,005
Future provision				
Canadian federal taxes	**(1,509)**	746	495	(255)
Provincial taxes	**(731)**	310	295	(156)
Foreign taxes	**4,932**	53	12,071	(2,141)
	2,692	1,109	12,861	(2,552)
	$ 46,336	$ 12,696	$ 41,204	$ 23,453

[e] Future income taxes have been provided on temporary and timing differences which consist of the following:

[U.S. dollars in thousands]	Year ended December 31, **2001**	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Tax depreciation in excess of book depreciation	**$ 3,953**	$ 679	$ 4,895	$ 1,065
Preproduction and contract costs, capitalized for accounting (net of amortization), deducted for tax	**(713)**	1,049	(10)	1,983
Tax losses benefited	**(914)**	(1,075)	845	(5,482)
Utilization of loss carryforwards	**662**	467	5,266	-
Reversal of tax losses previously benefited	**-**	-	1,492	-
Future income tax revaluation due to Ontario tax rate reduction	**(1,605)**	-	-	-
Amortization of share issue costs and other temporary differences	**1,309**	(11)	373	(118)
	$ 2,692	$ 1,109	$ 12,861	$ (2,552)

[f] Future tax assets and liabilities consist of the following temporary differences:

[U.S. dollars in thousands]	December 31, **2001**	2000	July 31, 2000
Assets:			
Tax benefit of loss carryforwards			
Pre-acquisition	**$ 1,650**	$ 2,135	$ -
Post-acquisition	**17,822**	11,391	8,888
Share issue costs	**1,567**	327	427
	21,039	13,853	9,315
Valuation allowance against tax benefit of loss carryforwards			
Pre-acquisition	**(522)**	(763)	-
Post-acquisition	**(10,575)**	(6,295)	(5,329)
	9,942	6,795	3,986
Liabilities:			
Tax depreciation in excess of book depreciation	**(40,905)**	(38,897)	(34,006)
Deferred preproduction costs	**(4,266)**	(5,275)	(3,481)
Other	**(865)**	1,072	(338)
	(46,036)	(43,100)	(37,825)
Net future income taxes	**$ (36,094)**	$ (36,305)	$ (33,839)

[g] At December 31, 2001, the Company had income tax loss carryforwards of approximately $35 million, which relate to certain entities in the United Kingdom and Belgium, the tax benefits of which have not been recognized in the consolidated financial statements. These losses have no expiry date.

[h] Consolidated retained earnings include approximately $108.6 million at December 31, 2001 of undistributed earnings of foreign subsidiaries that may be subject to tax if remitted to the Canadian parent company. No provision has been made for such taxes as these earnings are considered to be reinvested for the foreseeable future.

8. DEBT AND COMMITMENTS

[a] At December 31, 2001, the Company had total lines of credit of $333 million. Of this amount, $300 million is represented by an extendible revolving credit facility that expires on May 30, 2002, at which time the Company may request further revolving 364 day extensions. The unused and available lines of credit at December 31, 2001 were approximately $154 million.

Bank indebtedness at December 31, 2001 includes $59 million of debt denominated in Canadian dollars and $67 million of debt denominated in Euros.

[b] The Company's long-term debt consists of the following:

[U.S. dollars in thousands]	December 31, 2001	December 31, 2000	July 31, 2000
Bank term debt denominated in Euros [i]	**$ 14,572**	$ 26,188	$ 12,316
Notes payable denominated in Canadian dollars [ii]	**5,014**	-	-
Bank debt denominated in U.S. dollars [iii]	**4,000**	9,989	11,909
Term debt denominated in Euros [iv]	**3,429**	3,650	3,500
Lease obligation denominated in Euros	**386**	513	527
Other	**107**	-	-
	27,508	40,340	28,252
Less due within one year	**9,566**	7,736	663
	$ 17,942	$ 32,604	$ 27,589

Notes:

[i] The unsecured bank term debt bears interest at EURIBOR plus 0.1%, is repayable on a quarterly basis and matures on March 1, 2004.

[ii] *These promissory notes were issued on the acquisition of the remaining minority interest in Decomex (see note 2), are* denominated in Canadian dollars and bear interest at the bank's prime rate. $2.5 million of the promissory notes is repayable on May 31, 2002 and $2.5 million is repayable on May 31, 2003.

[iii] The unsecured bank debt bears interest at 8.14%. This debt facility is subject to annual renewal and has, therefore, been classified as current as at December 31, 2001.

[iv] The government term debt bears interest at 5.83% per annum and is repayable in full in May 2002.

[c] The Company's debt due to Magna consists of the following:

[U.S. dollars in thousands]	December 31, 2001	December 31, 2000	July 31, 2000
Assumed Magna Debt on closing of the Global Exteriors Transaction (see note 19)			
Cash consideration, due January 5, 2001	**$ -**	$ 3,087	$ -
Debt settled prior to January 5, 2001	**-**	9,079	-
Debt denominated in Canadian dollars [i]	**37,604**	79,411	-
Debt denominated in Euros [ii]	**126,928**	140,408	-
	164,532	231,985	-
Notes payable denominated in both Canadian and U.S. dollars [iii]	**-**	1,596	912
Notes payable denominated primarily in U.S. dollars [iv]	**-**	21,387	25,938
	164,532	254,968	26,850
Less due within one year	**76,008**	114,560	26,850
	$ 88,524	$ 140,408	$ -

Notes:

[i] The debt denominated in Canadian dollars arose on the closing of the Global Exteriors Transaction. This debt initially bore interest at 7.5% and was repayable in 2001. The interest rate on this debt was subsequently renegotiated to 4.85% effective September 2001, and 3.1% effective January 1, 2002, and the maturity date of Cdn. $60 million of this debt has been extended to March 31, 2002.

[ii] The debt denominated in Euros arose on the closing of the Global Exteriors Transaction, bears interest at 7.0% to 7.5% and is repayable over the period to December 31, 2004.

[iii] The unsecured notes payable consisted of both Canadian and U.S. dollar notes. The Canadian notes bore interest at rates not exceeding the bank's prime rate. The U.S. notes bore interest at the bank's U.S. prime rate minus 1%. The notes were repaid in 2001.

[iv] The unsecured notes payable, which bore interest at the bank's U.S. prime rate minus 1%, matured on June 30, 2001 and were repaid.

[d] Future principal repayments on long-term debt are estimated to be as follows:

[U.S. dollars in thousands]	Third parties	Magna and its affiliates	Total
2002	$ 9,566	$ 76,008	**$ 85,574**
2003	10,320	29,508	**39,828**
2004	2,853	59,016	**61,869**
2005	3,059	-	**3,059**
2006	752	-	**752**
Thereafter	958	-	**958**
	$ 27,508	$ 164,532	**$ 192,040**

[e] Net interest expense includes:

[U.S. dollars in thousands]	Year ended December 31, **2001**	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Interest expense				
Current	**$ 4,506**	$ 1,922	$ 1,539	$ 2,056
Long-term	**3,169**	1,303	1,609	1,029
Intercompany to Magna and affiliates	**13,900**	6,643	16,392	19,203
	21,575	9,868	19,540	22,288
Less: Interest capitalized	**-**	(533)	(319)	(2,973)
	21,575	9,335	19,221	19,315
Interest income	**(2,480)**	(1,113)	(1,669)	(2,873)
Net interest expense	**$ 19,095**	$ 8,222	$ 17,552	$ 16,442

Interest paid in cash for the year ended December 31, 2001 was $19.2 million (five month period ended December 31, 2000 - $9.0 million; years ended July 31, 2000 - $18.8 million; July 31, 1999 - $19.5 million).

[f] At December 31, 2001, the Company had commitments under operating leases requiring future annual rental payments as follows:

[U.S. dollars in thousands]	Third parties	Magna and its affiliates	Total
2002	$ 12,953	$ 8,707	**$ 21,660**
2003	11,691	8,524	**20,215**
2004	10,360	8,583	**18,943**
2005	8,712	8,608	**17,320**
2006	8,098	8,324	**16,422**
Thereafter	24,767	44,387	**69,154**
	$ 76,581	$ 87,133	**$ 163,714**

In the year ended December 31, 2001, operating lease expense amounted to approximately $22.1 million (five month period ended December 31, 2000 - $9.1 million; years ended July 31, 2000 - $20.2 million; July 31, 1999 - $17.7 million).

9. EMPLOYEE FUTURE BENEFIT PLANS

Prior to 2001, Decoma's Corporate Constitution required that 10% of employee pre-tax profits before profit sharing (defined in the Corporate Constitution) for any fiscal period be allocated to an employee equity participation and profit sharing program (the "Decoma EPSP") consisting of the Decoma deferred profit sharing plan and a cash distribution to eligible employees of Decoma. Eligible Canadian and United States employees participate in the Decoma EPSP. During 2001, Decoma amended its Corporate Constitution to allow for the introduction of a defined benefit pension plan in addition to the Decoma EPSP. All employees that participate in the Decoma EPSP were, and all new employees are, given the option of continuing in the Decoma EPSP or receiving a reduced entitlement under the Decoma EPSP plus a defined benefit pension. The defined benefit pension is payable to retirees based on years of service and compensation levels.

During the five month period ended December 31, 2000, the Company introduced a post retirement medical benefits plan covering eligible employees and retirees in Canada and the United States. Retirees age 60 or older with ten or more years of service will be eligible for benefits. In addition, existing retirees as at August 1, 2000 that meet the above criteria are also eligible for benefits. Benefits are subject to a fixed cap based on years of service.

Certain of the Company's European subsidiaries sponsor defined benefit pension arrangements for their employees.

Prior to the five month period ended December 31, 2000, defined benefit pension and post retirement medical obligations were not significant and have been included in accrued salaries and wages.

The significant actuarial assumptions adopted in measuring the Company's projected benefit obligations are as follows:

Discount rate	5.75% to 7.5%
Rate of compensation increase	4%

Information about the Company's defined benefit pension and post retirement medical benefits plans is as follows:

Projected Benefit Obligation

[U.S. dollars in thousands]	December 31, 2001	December 31, 2000
Beginning of period	**$ 6,080**	$ 1,453
Past service obligation arising on plan introduction	**-**	4,035
Current service and interest costs	**2,041**	627
Actuarial gains and changes in assumptions	**(850)**	-
Benefits paid	**(29)**	(7)
Currency translation	**(302)**	(28)
Unfunded obligation	**6,940**	6,080
Unrecognized past service costs	**(3,789)**	(3,912)
Unrecognized actuarial gains	**1,136**	-
Net amount recognized in the consolidated balance sheets	**$ 4,287**	$ 2,168

Net Periodic Cost

[U.S. dollars in thousands]	Year ended December 31, 2001	Five month period ended December 31, 2000
Current service and interest costs	**$ 2,041**	$ 627
Amortization of past service cost	**209**	82
Amortization of actuarial gains	**(3)**	-
Total cost of benefits	**$ 2,247**	$ 709

10. SUBORDINATED DEBENTURES

[a] On October 16, 2000, Decoma issued $32 million and $58 million of 9.5% unsecured Subordinated Debentures at par, as partial consideration for the remaining interest in the Conix Group (see note 2). These debentures were repaid with cash in June and November of 2001, respectively.

The Subordinated Debentures were redeemable at any time at par plus accrued and unpaid interest. Upon their redemption or maturity on October 16, 2003, the Company could, at its option, satisfy the amounts payable by delivering such number of Class A Subordinate Voting Shares of the Company to a registered trustee for the sale to open bidders as required to satisfy the payment obligation. Interest on the obligation was payable on a quarterly basis.

[b] The November 2001 repayment of the $58 million Subordinated Debenture gave rise to certain foreign exchange losses. There were no substantial foreign exchange losses on the June 2001 repayment of the $32 million Subordinated Debenture. Decoma funded the repayment of the $58 million Subordinated Debenture in part by $25 million that was permanently repatriated from the Company's United States operations. The $25 million repatriation and $58 million repayment transactions gave rise to the following income statement amounts during 2001:

[U.S. dollars in thousands]		
Foreign exchange loss on retirement of debenture interest obligation	$	**(322)**
Recognition of pro rata amount of cumulative translation adjustment on repatriation		**2,780**
Income before income taxes and minority interest		**2,458**
Income tax recovery		**86**
Net income		**2,544**
Foreign exchange loss on retirement of Subordinated Debenture, net of taxes		**(1,717)**
Net income attributable to Class A Subordinate Voting and Class B Shares	$	**827**

11. CONVERTIBLE SERIES PREFERRED SHARES

The Company has issued the following Convertible Series Preferred Shares:

	Number of Shares	Face Value Per Share	Total	Dividend Rate	Conversion Price
Series 1	500,000	Cdn. $100	Cdn. $50,000,000	5.00%	Cdn. $10.07
Series 2	500,000	Cdn. $100	Cdn. $50,000,000	5.00%	Cdn. $10.07
Series 3	500,000	Cdn. $100	Cdn. $50,000,000	5.00%	Cdn. $10.07
Series 4	1,000,000	Cdn. $100	Cdn. $100,000,000	5.75%	Cdn. $13.20
Series 5	1,000,000	Cdn. $100	Cdn. $100,000,000	5.75%	Cdn. $13.20

The Preferred Shares are:

- retractable at their carrying value by the holders thereof after July 31, 2000 in the case of the Preferred Shares, Series 1; after July 31, 2001 in the case of the Preferred Shares, Series 2; after July 31, 2002 in the case of the Preferred Shares, Series 3; after December 31, 2003 in the case of the Preferred Shares, Series 4; and after December 31, 2004 in the case of the Preferred Shares, Series 5; and
- redeemable at their carrying value and subject to purchase for cancellation by the Company commencing August 1, 2003 in the case of the Preferred Shares, Series 1, 2 and 3 and commencing December 31, 2005 in the case of the Preferred Shares, Series 4 and 5.

Dividends are payable on a quarterly basis.

The Preferred Shares, Series 4 and 5 were issued to Magna on January 5, 2001 as partial consideration for the Global Exteriors Transaction (see note 19).

The portion of the Convertible Series Preferred Shares classified as long-term debt is as follows:

[U.S. dollars in thousands]	Series 1	Series 2	Series 3	Series 4	Series 5	Total
Balance, July 31, 1998	$ 30,752	$ 29,399	$ 28,026	$ -	$ -	$ 88,177
Amortization of discount	1,262	1,256	1,241	-	-	3,759
Balance, July 31, 1999	32,014	30,655	29,267	-	-	91,936
Amortization of discount	1,314	1,309	1,296	-	-	3,919
Balance, July 31, 2000	33,328	31,964	30,563	-	-	95,855
Amortization of discount	-	562	557	-	-	1,119
Balance, December 31, 2000	33,328	32,526	31,120	-	-	96,974
Issuance on closing of the Global Exteriors Transaction (see note 19)	-	-	-	54,796	51,331	106,127
Balance after the Global Exteriors Transaction, December 31, 2000	33,328	32,526	31,120	54,796	51,331	203,101
Amortization of discount	-	786	1,334	3,695	3,461	9,276
Currency translation	(1,992)	(1,976)	(1,900)	(3,383)	(3,170)	(12,421)
Balance, December 31, 2001	$ 31,336	$ 31,336	$ 30,554	$ 55,108	$ 51,622	$ 199,956

The liability amounts for the Preferred Shares, Series 1, 2 and 3 are presented as long-term liabilities since Magna has indicated that it will not exercise its retraction rights related to these shares before January 1, 2003.

The portion of the Convertible Series Preferred Shares included in shareholders' equity is as follows:

[U.S. dollars in thousands]	December 31, 2001	December 31, 2000	July 31, 2000
Warrant portion (relating to conversion feature)	**$ 6,370**	$ 6,371	$ 2,342
Dividend stream portion (relating to non-cumulative dividends)	**19,701**	26,053	4,283
	$ 26,071	$ 32,424	$ 6,625

12. CAPITAL STOCK

[a] Class A Subordinate Voting Shares and Class B Shares

Class A Subordinate Voting Shares without par value (unlimited amount authorized) are entitled to one vote per share at all meetings of shareholders and shall participate equally as to cash dividends with each Class B Share.

Class B Shares without par value (unlimited amount authorized) are entitled to 20 votes per share at all meetings of shareholders, shall participate equally as to cash dividends with each Class A Subordinate Voting Share and may be converted at any time into fully-paid Class A Subordinate Voting Shares on a one-for-one basis.

In the event that either the Class A Subordinate Voting Shares or the Class B Shares are subdivided or consolidated, the other class shall be similarly changed to preserve the relative position of each class.

Outstanding Class A Subordinate Voting Shares and Class B Shares included in shareholders' equity as at December 31, 2001 and 2000 and July 31, 2000 are as follows:

[U.S. dollars in thousands]	Class A Subordinate Voting Shares Number of shares	Class A Subordinate Voting Shares Stated Value	Class B Shares Number of shares	Class B Shares Stated Value
Issuance of Class B Shares on the reorganization of the Company December 7, 1997	-	$ -	31,909,091	$ 63,527
Initial public offering	11,218,316	69,098	-	-
Balance, December 31, 2000	11,218,316	69,098	31,909,091	63,527
Issuance of Class A Subordinate Voting Shares on closing of the Global Exteriors Transaction	8,333,333	-	-	-
Reduction in stated capital (see note 19)	-	(12,619)	-	(32,933)
Balance after the Global Exteriors Transaction, December 31, 2000	19,551,649	56,479	31,909,091	30,594
Issuance of Class A Subordinate Voting Shares through public offering	16,100,000	111,131	-	-
Issuance of Class A Subordinate Voting Shares on exercise of stock options	35,250	215	-	-
Balance December 31, 2001	35,686,899	$ 167,825	31,909,091	$ 30,594

Note:
The Company completed a public offering of Class A Subordinate Voting Shares in June 2001. The details of the proceeds from the offering are as follows:

[U.S. dollars in thousands]	
Total proceeds on 16,100,000 shares at Cdn. $10.85 per share	$ 114,621
Expenses of the issue, net of taxes	(3,490)
	$ 111,131

[b] Incentive Stock Options

Under the 1998 Incentive Stock Option Plan adopted by the Company on March 2, 1998, the Company may grant options to purchase Class A Subordinate Voting Shares to present and future officers, directors, other full-time employees or consultants of the Company. The maximum number of shares reserved to be issued for options is 4,100,000. The number of reserved but unoptioned shares at December 31, 2001 is 2,304,000 (December 31, 2000 - 2,673,750; July 31, 2000 - 2,673,750).

All options granted are for a term of no more than ten years from the date of the grant. The options granted under Tranche 1 vest 12 1/2% on the grant date, 12 1/2% on July 31, 1998 and 12 1/2% on each of the following six years. The options granted under Tranche 2 vest 33 1/3% on the grant date and 16 2/3% on each of the following four anniversaries of the grant. The options granted under Tranche 3 vest 37 1/2% on July 31, 1999 and 12 1/2% on July 31 of each of the following five years. The options granted under Tranche 4, 6, 7 and 8 vest 20% on the grant date and 20% on each of the following four anniversaries of the grant. The options granted under Tranche 5 vest 60% on the grant date and 20% on each of December 31, 2000 and December 31, 2001.

The following is a continuity schedule of options outstanding:

	Number	Weighted Average Exercise Price	Number of Options Exercisable
Outstanding at July 31, 1998	1,130,000	Cdn. $12.19	345,000
Granted	40,000	Cdn. $11.55	
Vested			187,500
Outstanding at July 31, 1999	1,170,000	Cdn. $12.17	532,500
Granted	275,000	Cdn. $11.06	
Cancelled	(18,750)	Cdn. $ 9.50	
Vested			256,750
Outstanding at July 31, 2000	1,426,250	Cdn. $11.99	789,250
Vested			14,000
Outstanding at December 31, 2000	1,426,250	Cdn. $11.99	803,250
Granted	405,000	Cdn. $11.92	
Exercised	(35,250)	Cdn. $ 9.50	(35,250)
Vested			321,000
Outstanding at December 31, 2001	1,796,000	Cdn. $12.02	1,089,000

At December 31, 2001, the outstanding options consist of the following:

	Exercise Price	Options Outstanding Number	Remaining Contractual Life	Number of Options Exercisable
Tranche 1	Cdn. $ 9.50	326,000	6.1	206,000
Tranche 2	Cdn. $13.55	750,000	5.6	625,000
Tranche 3	Cdn. $11.55	40,000	6.1	25,000
Tranche 4	Cdn. $11.00	205,000	8.4	82,000
Tranche 5	Cdn. $11.25	70,000	8.0	70,000
Tranche 6	Cdn. $10.08	65,000	9.2	13,000
Tranche 7	Cdn. $10.30	20,000	9.3	4,000
Tranche 8	Cdn. $12.40	320,000	9.8	64,000
		1,796,000		1,089,000
Weighted Average Exercise Price		Cdn. $12.02		Cdn. $12.28
Weighted Average Remaining Contractual Life			7.0	

[c] Maximum Number of Shares

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all the outstanding options and Convertible Series Preferred Shares issued and outstanding at December 31, 2001 were exercised or converted.

	Number of Shares
Class A Subordinate Voting Shares outstanding at December 31, 2001	**35,686,899**
Class B Shares outstanding at December 31, 2001	**31,909,091**
Options to purchase Class A Subordinate Voting Shares	**1,796,000**
Preferred Shares, Series 1, convertible at Cdn. $10.07 per share	**4,965,243**
Preferred Shares, Series 2, convertible at Cdn. $10.07 per share	**4,965,243**
Preferred Shares, Series 3, convertible at Cdn. $10.07 per share	**4,965,243**
Preferred Shares, Series 4, convertible at Cdn. $13.20 per share	**7,575,758**
Preferred Shares, Series 5, convertible at Cdn. $13.20 per share	**7,575,758**
	99,439,235

In addition, the Company has reserved 1,000,000 Class A Subordinate Voting shares for future issuances to the Decoma deferred profit sharing plan.

[d] Dividends

Dividends declared and paid on outstanding Class A Subordinate Voting and Class B Shares were as follows:

[U.S. dollars in thousands unless otherwise noted]	Per Class A Subordinate Voting and Class B Share	Total
Dividends declared and paid in respect of the:		
Three month period ended July 31, 1998	Cdn. $0.03	$ 862
Three month period ended October 31, 1998	Cdn. $0.03	863
Three month period ended January 31, 1999	Cdn. $0.05	1,437
Three month period ended April 30, 1999	Cdn. $0.05	1,437
Charged to retained earnings during the year ended July 31, 1999		$ 4,599
Three month period ended July 31, 1999	Cdn. $0.05	$ 1,437
Three month period ended October 31, 1999	Cdn. $0.05	1,437
Three month period ended January 31, 2000	Cdn. $0.05	1,437
Three month period ended April 30, 2000	Cdn. $0.06	1,726
Charged to retained earnings during the year ended July 31, 2000		$ 6,037
Three month period ended July 31, 2000	Cdn. $0.06	$ 1,725
Three month period ended October 31, 2000	Cdn. $0.06	1,725
Charged to retained earnings during the five month period ended December 31, 2000		$ 3,450
Two month period ended December 31, 2000	$0.03	$ 1,544
Three month period ended March 31, 2001	$0.05	2,573
Three month period ended June 30, 2001	$0.05	3,378
Three month period ended September 30, 2001	$0.05	3,378
Charged to retained earnings during the year ended December 31, 2001		$ 10,873

13. FINANCIAL INSTRUMENTS

[a] Fair Value

The methods and assumptions used to estimate the fair value of financial instruments are described below.

Cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities

Due to the short period to maturity of these instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of their fair value.

Investments

Fair value information is not readily available. However, management believes the market value to be in excess of the carrying value of investments.

Long-term debt

The fair value of the Company's long-term debt (including the debt portion of the Convertible Series Preferred Shares and long-term debt due to Magna) is estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of arrangements. The fair values are not necessarily indicative of the amounts that the Company may incur in actual market transactions.

The fair value of the Company's long-term debt approximates its carrying value with the following exceptions:

[U.S. dollars in thousands]	December 31, 2001 Carrying Amount		Fair Value	
Long-term debt due to Magna (including current portion)	$	164,532	$	167,591
Convertible Series Preferred Shares (debt portion)	$	199,956	$	203,309

The fair value of the Company's long-term debt at December 31, 2000 was not materially different from its carrying value.

[b] Credit Risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents and accounts receivable.

Cash and cash equivalents which consists of short-term investments, including commercial paper, is only invested in governments and corporations with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in any one government or corporation.

The Company, in the normal course of business, is exposed to credit risk from its customers, substantially all of which are in the automotive industry.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions and which the Company anticipates will satisfy their obligations under the contracts.

[c] Interest Rate Risk

The following table summarizes the Company's exposure to interest rate risk as at December 31, 2001:

[U.S. dollars in thousands]		Floating Rate		Fixed interest rate maturing within 5 years		Non-interest bearing		Total
Financial Assets:								
Cash and cash equivalents	$	94,271	$	-	$	-	$	94,271
Accounts receivable and all other receivables		-		-		270,961		270,961
Financial Liabilities:								
Bank indebtedness		(159,959)		-		-		(159,959)
Accounts payable and all other accrued liabilities and payables		-		-		(269,775)		(269,775)
Long-term debt		(19,586)		(7,922)		-		(27,508)
Long-term debt due to Magna		-		(164,532)		-		(164,532)
Convertible Series Preferred Shares, held by Magna		-		(199,956)		-		(199,956)
	$	(85,274)	$	(372,410)	$	1,186	$	(456,498)
Average fixed rate of long-term debt				6.09%				

[d] Foreign Exchange Risk

The Company operates in North America and Europe, which gives rise to a risk that its earnings, cash flows and shareholders' equity may be adversely impacted by fluctuations in foreign exchange rates amongst four principal currencies; namely, the U.S. and Canadian dollars, the British Pound, and the Euro.

Operating as a global company, Decoma transacts business through operating divisions whose functional currency is the currency of the division's country of residency, except for the Company's operations in Mexico whose functional currency is the U.S. dollar. To protect against the reduction in value of foreign currency cash flows resulting from foreign currency customer and supplier contracts, the Company has instituted a foreign currency cash flow hedging program. The Company hedges portions of its cash flows denominated in foreign currencies with forward contracts. When the operating functional currency strengthens or weakens significantly in relation to other foreign currencies, the corresponding fluctuation in the value of future foreign currency cash flows is offset by gains or losses in the value of the forward contracts designated as hedges. Any gains and losses on these hedging instruments are recognized in the same period as, and part of, the hedged transaction. The Company does not enter into foreign exchange contracts for speculative purposes.

At December 31, 2001, the Company had outstanding foreign exchange forward contracts to buy (sell) as follows (in thousands, except rates):

	For Euro						For Canadian Dollars	
	U.S. Dollars	Weighted Average Rate	Cdn. Dollars	Weighted Average Rate	GBP	Weighted Average Rate	U.S. Dollars	Weighted Average Rate
2002	$ 3,500	1.1161	$ (58,035)	0.7128	£ 5,342	1.6206	$ 7,000	1.5490
2002	-	-	-	-	(5,944)	1.5439	-	-
2003	-	-	-	-	(6,739)	1.5165	-	-
2004	-	-	-	-	(5,852)	1.4937	-	-
2005	-	-	-	-	(2,653)	1.4795	-	-
	$ 3,500	1.1161	$ (58,035)	0.7128	£ (15,846)	1.4771	$ 7,000	1.5490

Based on forward foreign exchange rates as at December 31, 2001 for contracts with similar remaining terms to maturity, the unrecognized net losses relating to the Company's foreign exchange forward contracts are approximately $1.0 million.

14. CURRENCY TRANSLATION ADJUSTMENT

The following is a continuity schedule of the currency translation adjustment account included in shareholders' equity:

[U.S. dollars in thousands]	Year ended December 31, **2001**	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Balance, beginning of period	**$ 22,346**	$ 9,558	$ 11,588	$ 7,764
Translation adjustments	**3,282**	253	(2,030)	3,824
Global Exteriors Transaction adjustments	**-**	12,535	-	-
Amount recognized in income (see note 10)	**(2,780)**	-	-	-
Balance, end of period	**$ 22,848**	$ 22,346	$ 9,558	$ 11,588

15. DETAILS OF CASH FROM OPERATING ACTIVITIES

[a] Items not involving current cash flows:

[U.S. dollars in thousands]	Year ended December 31, **2001**	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Depreciation and amortization	**$ 81,360**	$ 28,644	$ 60,677	$ 54,116
Future income taxes	**2,692**	1,109	12,861	(2,552)
Equity (income) loss	**(15)**	(200)	(448)	55
Minority interest	**843**	291	(2,467)	(577)
Amortization of discount on Convertible Series Preferred Shares	**9,276**	1,119	3,919	3,759
Currency translation adjustment (see note 10)	**(2,780)**	-	-	-
Other	**502**	(1,040)	3,516	6,515
	$ 91,878	$ 29,923	$ 78,058	$ 61,316

[b] Changes in non-cash working capital:

[U.S. dollars in thousands]	Year ended December 31, 2001	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Accounts receivable	**$ (12,284)**	$ (23,243)	$ (28,277)	$ (24,291)
Inventories	**(52,286)**	2,410	(8,889)	2,630
Prepaid expenses and other	**7,885**	(1,970)	1,137	(2,060)
Accounts payable and accrued liabilities	**39,461**	(17,035)	20,076	28,769
Income taxes payable	**16,304**	(8,444)	(7,600)	2,620
	$ (920)	$ (48,282)	$ (23,553)	$ 7,668

16. SEGMENTED INFORMATION

The Company operates in one industry segment, the automotive exteriors business. As at December 31, 2001, the Company had 25 manufacturing facilities in North America and 10 in Europe. In addition, the Company had 5 product development and engineering centres.

The Company's European divisions are managed separately from the Company's North American divisions as a result of differences in customer mix and business environment. The Company's internal financial reports, which are reviewed by executive management including the Company's President and Chief Executive Officer, segment divisional results between North America and Europe. This segmentation recognizes the different geographic business risks faced by the Company's North American and European divisions, including vehicle production volumes in North America and Europe, foreign currency exposure, differences in OEM customer mix, the level of customer outsourcing and the nature of products and systems outsourced.

The accounting policies of each segment are the same as those set out under " Significant Accounting Policies" preceding these consolidated financial statements and inter-segment sales and transfers are accounted for at fair market value.

[a] The following tables show certain information with respect to segment disclosures:

[U.S. dollars in thousands]	Year ended December 31, 2001 North America	Europe	Corporate	Total
Total sales	$ 1,286,108	$ 534,578	$ -	**$ 1,820,686**
Intersegment sales	(4,501)	(316)	-	**(4,817)**
Sales to external customers	$ 1,281,607	$ 534,262	$ -	**$ 1,815,869**
Depreciation and amortization	$ 57,278	$ 24,082	$ -	**$ 81,360**
Operating income	$ 146,556	$ 2,404	$ (7,051)	**$ 141,909**
Equity income	$ (15)	$ -	$ -	**$ (15)**
Interest expense, net	$ 23,652	$ 18,825	$ (23,382)	**$ 19,095**
Amortization of discount on Convertible Series Preferred Shares	$ -	$ -	$ 9,276	**$ 9,276**
Other income, net	$ -	$ -	$ 2,458	**$ 2,458**
Fixed assets, net	$ 356,989	$ 134,785	$ -	**$ 491,774**
Fixed asset additions	$ 44,670	$ 23,802	$ -	**$ 68,472**
Goodwill, net	$ 44,298	$ 27,218	$ -	**$ 71,516**

[U.S. dollars in thousands] [unaudited]	Year ended December 31, 2000 North America	Europe	Corporate	Total
Sales	$ 1,130,579	$ 431,243	$ -	$ 1,561,822
Intersegment sales	(3,286)	-	-	(3,286)
Sales to external customers	$ 1,127,293	$ 431,243	$ -	$ 1,558,536
Depreciation and amortization	$ 46,550	$ 17,758	$ -	$ 64,308
Operating income (loss)	$ 99,088	$ 13,776	$ (808)	$ 112,056
Equity income	$ (516)	$ -	$ -	$ (516)
Interest expense, net	$ 15,835	$ 10,058	$ (7,043)	$ 18,850
Amortization of discount on Convertible Series Preferred Shares	$ -	$ -	$ 3,425	$ 3,425
Fixed assets, net	$ 366,539	$ 141,107	$ -	$ 507,646
Fixed asset additions	$ 49,884	$ 30,684	$ -	$ 80,568
Goodwill, net	$ 48,238	$ 30,499	$ -	$ 78,737

[U.S. dollars in thousands]	Five month period ended December 31, 2000 North America	Europe	Corporate	Total
Total sales	$ 484,401	$ 179,346	$ -	$ 663,747
Intersegment sales	(407)	-	-	(407)
Sales to external customers	$ 483,994	$ 179,346	$ -	$ 663,340
Depreciation and amortization	$ 20,694	$ 7,950	$ -	$ 28,644
Operating income	$ 38,856	$ 3,620	$ (431)	$ 42,045
Equity income	$ (200)	$ -	$ -	$ (200)
Interest expense, net	$ 10,062	$ 3,973	$ (5,813)	$ 8,222
Amortization of discount on Convertible Series Preferred Shares	$ -	$ -	$ 1,119	$ 1,119
Fixed assets, net	$ 366,539	$ 141,107	$ -	$ 507,646
Fixed asset additions	$ 13,279	$ 11,969	$ -	$ 25,248
Goodwill, net	$ 48,238	$ 30,499	$ -	$ 78,737

[U.S. dollars in thousands]	Year ended July 31, 2000 North America	Europe	Corporate	Total
Total sales	$ 1,050,494	$ 432,524	$ -	$ 1,483,018
Intersegment sales	(3,763)	-	-	(3,763)
Sales to external customers	$ 1,046,731	$ 432,524	$ -	$ 1,479,255
Depreciation and amortization	$ 42,423	$ 18,254	$ -	$ 60,677
Operating income	$ 97,064	$ 13,587	$ (1,298)	$ 109,353
Equity income	$ (448)	$ -	$ -	$ (448)
Interest expense, net	$ 9,163	$ 9,851	$ (1,462)	$ 17,552
Amortization of discount on Convertible Series Preferred Shares	$ -	$ -	$ 3,919	$ 3,919
Fixed assets, net	$ 315,635	$ 106,561	$ -	$ 422,196
Fixed asset additions	$ 53,337	$ 28,574	$ -	$ 81,911
Goodwill, net	$ -	$ 15,025	$ -	$ 15,025

[U.S. dollars in thousands]	North America	Europe	Corporate	Total
	Year ended July 31, 1999			
Total sales	$ 905,111	$ 429,613	$ -	$ 1,334,724
Intersegment sales	(2,140)	-	-	(2,140)
Sales to external customers	$ 902,971	$ 429,613	$ -	$ 1,332,584
Depreciation and amortization	$ 33,297	$ 20,819	$ -	$ 54,116
Operating income	$ 73,007	$ 3,055	$ (2,580)	$ 73,482
Equity loss	$ 55	$ -	$ -	$ 55
Interest expense, net	$ 7,796	$ 11,670	$ (3,024)	$ 16,442
Amortization of discount on Convertible Series Preferred Shares	$ -	$ -	$ 3,759	$ 3,759
Fixed assets, net	$ 305,204	$ 111,936	$ -	$ 417,140
Fixed asset additions	$ 88,241	$ 49,136	$ -	$ 137,377
Goodwill, net	$ -	$ 18,478	$ -	$ 18,478

[b] For the year ended December 31, 2001, sales to the Company's three largest customers amounted to 32%, 26% and 22% (five month period ended December 31, 2000 - 28%, 28% and 24%; years ended July 31, 2000 - 27%, 29% and 25%; July 31, 1999 - 26%, 30% and 21%) of total sales, respectively.

[c] The following table shows certain information with respect to geographic segmentation:

[U.S. dollars in thousands]	Canada	Europe	United States, Mexico, Other	Total
	Year ended December 31, 2001			
Sales	$ 801,872	$ 534,578	$ 479,419	**$ 1,815,869**
Fixed assets, net	$ 171,114	$ 134,785	$ 185,875	**$ 491,774**
Goodwill, net	$ 24,701	$ 27,218	$ 19,597	**$ 71,516**

[U.S. dollars in thousands]	Canada	Europe	United States, Mexico, Other	Total
	Five month period ended December 31, 2000			
Sales	$ 325,776	$ 179,346	$ 158,218	$ 663,340
Fixed assets, net	$ 174,718	$ 141,107	$ 191,821	$ 507,646
Goodwill, net	$ 27,742	$ 30,499	$ 20,496	$ 78,737

[U.S. dollars in thousands]	Canada	Europe	United States, Mexico, Other	Total
	Year ended July 31, 2000			
Sales	$ 731,068	$ 432,524	$ 315,663	$ 1,479,255
Fixed assets, net	$ 143,486	$ 106,561	$ 172,149	$ 422,196
Goodwill, net	$ -	$ 15,025	$ -	$ 15,025

[U.S. dollars in thousands]	Canada	Europe	United States, Mexico, Other	Total
	Year ended July 31, 1999			
Sales	$ 654,187	$ 429,613	$ 248,784	$ 1,332,584
Fixed assets, net	$ 127,174	$ 111,936	$ 178,030	$ 417,140
Goodwill, net	$ -	$ 18,478	$ -	$ 18,478

17. TRANSACTIONS WITH RELATED PARTIES

Amounts included in the consolidated statements of income with respect to transactions with Magna include:

[U.S. dollars in thousands]	Year ended December 31, **2001**	Five month period ended December 31, 2000	Years Ended July 31, 2000	1999
Affiliation and social fees	**$ 27,110**	$ 8,072	$ 17,406	$ 14,754
Management and administrative services included in selling, general and administrative expenses	**3,481**	2,484	5,046	5,192
Rent	**6,695**	2,576	7,940	3,303
Interest	**13,900**	6,643	16,392	19,203
Amortization of discount on Convertible Series Preferred Shares	**9,276**	1,119	3,919	3,759
Financing charges on Convertible Series Preferred Shares	**3,483**	1,109	1,759	1,892
	$ 63,945	$ 22,003	$ 52,462	$ 48,103
Sales of materials to Magna and Magna subsidiaries	**$ 19,892**	$ 10,767	$ 20,930	$ 25,296

The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement:

- provides the Company with the right to identify itself as part of the Magna group of companies by granting to the Company a non-exclusive, world-wide licence to use trademarks which identify Magna and its goods, services and activities in order to identify the Company and its goods, services and activities as being affiliated with Magna;
- provides the Company with access to Magna's core operating principles and to new policies and programs adopted by Magna from time to time;
- provides the Company with access to Magna's senior management and makes available to the Company details of any new management techniques and incentive programs as well as all marketing materials to the extent they are made available generally to Magna's other affiliates; and
- as owner of the "Decoma" tradename and certain trademarks used by the Company, grants a sole and exclusive world-wide licence (except as described in the next sentence) to use this tradename and trademarks. The Company may not sublicense such tradename and trademarks other than to its subsidiaries.

The affiliation fee is based on a specified percentage of consolidated net sales (as defined in the agreement). The current affiliation agreement ends July 31, 2002 and will be automatically renewed for further one year terms unless terminated by the Company prior to March 31, 2002. The Company is currently in discussions with Magna with respect to the possible extension, renewal or replacement of the current affiliation agreement.

The Company also pays Magna a social fee based on a specified percentage of consolidated pretax profits. Such fee represents a contribution to social and charitable programs coordinated by Magna on behalf of Magna and its affiliated companies, including Decoma. Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities.

Magna also provides certain management and administrative services to the Company, including legal, environmental, immigration, administrative, tax, internal audit, treasury, information systems and employee relations services, in return for a specific amount negotiated between the Company and Magna. The Company is currently in discussions with Magna with respect to a formal agreement detailing these arrangements.

Prior to the completion of the Global Exteriors Transaction, MES historically operated under an arrangement governing the provision of management and administrative services by Magna to MES. Substantially all of the fees paid by MES to Magna under this arrangement represent an allocation of the relevant costs incurred by Magna in providing such services. The allocation of costs charged by Magna to MES and to other European subsidiaries of Magna receiving services under the arrangement was based on the value added, head count and funds employed (all as defined under the arrangement) of each of the participating entities. Effective January 5, 2001, this arrangement ended. MES is now included in the Company's affiliation agreement and MES's sales are included in the Company's consolidated net sales upon which the affiliation fee is determined. In addition, from January 5, 2001, MES's pretax income is included in the Company's consolidated pretax profits upon which the social fee is determined. Magna continues to provide certain management and administrative services to the Company's European operations. The fees for such services are negotiated between the Company and Magna together with fees for management and administrative services provided by Magna to the Company's North American operations.

Certain of the MES employees participate, and prior to January 1, 2001 certain of the DET employees participated, in the Magna employee equity participation and profit sharing program ("Magna EPSP"). Costs associated with the Magna EPSP that have been expensed in these consolidated financial statements were $1.1 million for the year ended December 31, 2001 (five month period ended December 31, 2000 - $3.1 million; years ended July 31, 2000 - $6.8 million; July 31, 1999 - $5.3 million).

Various land and buildings used in operations are leased from Magna and its affiliates under operating lease agreements. The operating lease agreements with Magna and its affiliates are effected on normal commercial terms (see note 8).

Decoma Germany GmbH (formerly Magna Pebra GmbH) holds an investment in a German partnership. This investment has been sold to a Magna subsidiary on a deferred basis. Under the deferred sale arrangement, Decoma Germany GmbH does not participate in the risks and rewards of the partnership. Further, under the terms of the Global Exteriors Transaction, Magna has indemnified Decoma against loss, if any, associated with the deferred sale. Accordingly, these consolidated financial statements present Decoma Germany GmbH's investment in the partnership and its obligation to transfer such investment under the deferred sale agreement on a net basis. Revenues and expenses of the partnership have not been included in the consolidated statements of income. The investment in the German partnership was transferred to a Magna subsidiary in February 2002.

On July 30, 1999, the Company entered into an agreement with Magna to sell 100% of the Company's interest in its Brazilian subsidiary. The Brazilian subsidiary manufactured and supplied plastic parts and components for the Mercedes-Benz A Class vehicle manufactured in Juiz de Fora, Brazil. Under the terms of the agreement, Decoma was reimbursed for various costs incurred on the start-up of the operation and Magna assumed all assets and liabilities of the Brazilian operation. The net proceeds received from Magna for the Company's investment were $6.3 million. Costs incurred on the start-up of the Brazilian operation exceeded the proceeds received by $1.8 million. This amount has been included in cost of goods sold in the consolidated statement of income for the year ended July 31, 1999.

During the year ended July 31, 1999, MES/DET distributed land and buildings with a carrying value of $43 million to certain real estate subsidiaries of Magna. The distribution resulted in a reduction in Magna's net investment.

Sales to MAS during the year ended December 31, 2001 were $54.2 million (five month period ended December 31, 2000 - $17.5 million) and accounts receivable as at December 31, 2001 were $9.6 million (December 31, 2000 - $5.5 million).

Included in accounts receivable are trade amounts due from Magna and its subsidiaries in the amount of $4.7 million at December 31, 2001 (December 31, 2000 - $4.1 million; July 31, 2000 - $2.0 million).

Included in accounts payable are trade amounts due to Magna and its subsidiaries in the amount of $12.2 million at December 31, 2001 (December 31, 2000 - $9.6 million; July 31, 2000 - $9.9 million).

18. CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

19. GLOBAL EXTERIORS TRANSACTION

The aggregate purchase price paid to Magna in the Global Exteriors Transaction (see "Significant Accounting Policies - Basis of Presentation") was $203.0 million which was satisfied in cash by $3.1 million, by the issuance of 8,333,333 Class A Subordinate Voting Shares and the issuance of the Series 4 and 5 Convertible Series Preferred Shares. In addition, Decoma assumed the debt of MES/DET owing to Magna and its subsidiaries which totalled $228.9 million at December 31, 2000. Of this amount, $9.1 million was repaid prior to closing leaving $219.8 million of assumed debt at the closing date (the "Assumed Magna Debt") (see note 8).

Prior to the completion of the Global Exteriors Transaction, Magna's net investment in MES/DET included both debt and equity components, the accumulated earnings of MES/DET, contributions by, less distributions to, Magna, the currency translation adjustment and certain income taxes payable by MES/DET. These consolidated financial statements reflect the consideration paid to Magna under the terms of the Global Exteriors Transaction as if such consideration was paid on December 31, 2000. Accordingly, Magna's net investment in MES/DET as at December 31, 2000 has been eliminated to record the consideration paid to Magna and to record the income taxes payable and cumulative translation adjustments attributable to MES/DET. Since the aggregate fair value of the Convertible Series Preferred Shares and the Assumed Magna Debt exceeded the book value of Magna's net investment in MES/DET, such excess was recorded as a reduction of retained earnings and no dollar amount was ascribed to

the Class A Subordinate Voting Shares issued to Magna. Retained earnings were also reduced as at December 31, 2000 by the transaction costs attributable to the Global Exteriors Transaction.

The reduction in retained earnings described above exceeded the accumulated retained earnings by $45.6 million (the "retained earnings shortfall"). Decoma's shareholders approved a special resolution authorizing a reduction in the stated capital of Decoma's Class A Subordinate Voting and Class B Shares which reduction eliminated the retained earnings shortfall. The capital reductions have been given effect in these consolidated financial statements as of December 31, 2000.

The following is a summary of the adjustments given effect in these consolidated financial statements as at December 31, 2000 related to the Global Exteriors Transaction:

[U.S. dollars in thousands]		
Retained earnings before the Global Exteriors Transaction, as at December 31, 2000		$ 84,687
Magna's net investment in MES/DET, as at December 31, 2000	247,180	
Consideration paid for MES/DET		
Cash consideration	(3,087)	
Debt settled prior to January 5, 2001	(9,079)	
Convertible Series Preferred Shares	(133,316)	
Assumed Magna Debt	(219,819)	
Class A Subordinate Voting Shares, no book value ascribed	-	
Reallocation of amounts included in Magna's net investment		
Receivables from affiliates	2,463	
Income taxes payable	(523)	
Currency translation adjustment	(12,535)	
Excess of value ascribed to consideration paid for MES/DET over MES/DET book value		(128,716)
Transaction costs, net of income taxes		(1,523)
Reduction in stated capital of Class A Subordinate Voting and Class B Shares		45,552
Retained earnings after the Global Exteriors Transaction, as at December 31, 2000		$ -

The major entities acquired in the Global Exteriors Transaction were as follows:

- The remaining 60% of the outstanding capital stock of DET, which operates several manufacturing divisions in Canada; and
- 100% of the operations of MES consisting of:
  - All the outstanding capital stock of Magna Automotive Exterior Holding (Germany) GmbH ("MEH Germany"), which owns all the outstanding capital stock of Magna Exterior Systems GmbH, a German manufacturing company;
  - All the outstanding capital stock of Magna Pebra GmbH which operates in Germany;
  - All the outstanding capital stock of Magna Exterior Systems Limited which operates in England; and
  - All the outstanding capital stock of Magna Emfisint Belgica S.A. The operations of this company consist of a Belgian exterior systems business ("Braine-l'Alleud") that was transferred from Magna prior to the completion of the Global Exteriors Transaction.

The consolidated statements of income include the historic revenues and expenses of DET and MES for all periods presented. The financial information for MES excludes the operations of subsidiary companies unrelated to MES that were transferred out of MES prior to the completion of the Global Exteriors Transaction.

The following principles were followed in the preparation of the historical financial information of MES/DET included in the consolidated financial statements:

- Certain of the expenses represent amounts charged by Magna to MES/DET through affiliation and other fee agreements (see note 17). The expenses charged by Magna to MES/DET are considered by management to be the best available approximation of the expenses that MES/DET would have incurred had it operated on a stand alone basis over the periods presented.
- Interest expense includes interest on external debt and amounts due to Magna (included in Magna's net investment). Interest expense and other financing charges included in the consolidated financial statements are based on the historical capital structure of Decoma and MES/DET and do not reflect the adjustments to Magna's net investment as a consequence of the Global Exteriors Transaction. See note 20 for a description of the pro forma impact of the Global Exteriors Transaction on net income attributable to Class A Subordinate Voting and Class B Shares and basic and diluted earnings per share for the year ended December 31, 2000.
- Income taxes have been recorded at statutory rates based on income before income taxes as reported as though MES/DET was a separate tax paying entity. Income taxes payable in respect of historically separate tax paying legal entities have been presented

as a current liability in the consolidated balance sheets. Income taxes payable in respect of other components which were not historically separate tax paying legal entities have been included in Magna's net investment. Future income taxes have been presented in the consolidated balance sheets for each operation's temporary differences between the financial reporting and tax bases of assets and liabilities.

- As a result of the basis of presentation described above, the historical income of MES/DET may not necessarily be indicative of the revenues and expenses that would have resulted had MES/DET operated as a stand alone entity or as subsidiaries of Decoma.

20. PRO FORMA INFORMATION *[UNAUDITED]*

The following pro forma adjustments, each as a result of the completion of the Global Exteriors Transaction, have been made to arrive at pro forma earnings per share for the year ended December 31, 2000:

- adjustments to reflect the Company's new capital structure;
- adjustments that give effect to the affiliation and social fees and other Magna charges that would have been payable to Magna had the Company been the owner of MES and DET throughout the year;
- changes to employee equity participation and profit sharing program expense arising from the inclusion of DET profits and eligible DET employees in the revised Company profit sharing pool; and
- the tax effect of the foregoing adjustments, where applicable, using an assumed income tax rate of 38% and 40% for adjustments applicable to Canada and Germany, respectively.

In addition to the Class A Subordinate Voting Shares, Class B Shares and other Decoma dilutive instruments outstanding as of December 31, 2000, pro forma earnings per Class A Subordinate Voting or Class B Share also reflect the issuance to Magna of 8,333,333 Class A Subordinate Voting Shares as part of the Global Exteriors Transaction and also reflect 15,151,516 Class A Subordinate Voting Shares issuable to Magna on conversion of the Series 4 and 5 Convertible Series Preferred Shares also issued to Magna as part of the Global Exteriors Transaction.

Pro forma earnings per Class A Subordinate Voting or Class B Share do not reflect the Conix Transaction, the acquisitions of Autosystems and the remaining minority interest in Decomex (see note 2) and the public offering of Class A Subordinate Voting Shares completed in June 2001 (see note 12).

The following table summarizes the calculation of pro forma earnings per share:

[U.S. dollars in thousands, except per share figures]		Year ended December 31, 2000
Net income attributable to Class A Subordinate Voting and Class B Shares	$	50,176
Pro forma adjustments (net of tax effects):		
Series 4 and 5 Convertible Series Preferred Shares		(8,727)
Interest on Assumed Magna Debt		(387)
Net adjustment to affiliation and social fees and other Magna charges		(1,536)
Net adjustment to employee profit sharing expense		1,293
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$	40,819
Pro forma earnings per Class A Subordinate Voting or Class B Share		
Basic	$	0.79
Diluted	$	0.67
Average number of pro forma Class A Subordinate Voting and Class B Shares outstanding (in millions)		
Basic		51.5
Diluted		81.5

In December 2000, The Canadian Institute of Chartered Accountants ("CICA") issued new accounting recommendations for the presentation and disclosure of basic and diluted earnings per share. Effective January 1, 2001, the Company adopted these recommendations which are described under "Significant Accounting Policies" - Earnings per Class A Subordinate Voting or Class B Share.

The retroactive adoption of these recommendations reduced the average number of pro forma diluted Class A Subordinate Voting and Class B Shares outstanding by 1.4 million and had no impact on pro forma diluted earnings per Class A Subordinate Voting or Class B Share for the year ended December 31, 2000.

21. U.S. GAAP

The Company's consolidated financial statements are prepared using Canadian GAAP which conforms with U.S. GAAP except for the following:

[a] Deferred Taxes

Prior to August 1, 2000, the income tax provision under Canadian GAAP was based on the deferral method and adjustments were not made for changes in income tax rates. Under U.S. GAAP, the income tax provision is calculated using the liability method and adjustments are made for enacted changes in income tax rates.

[b] Employee Share Loans

Under U.S. GAAP, loans to employees which were provided for the purpose of purchasing Class A Subordinate Voting Shares of the Company would be shown as a reduction of the dollar value ascribed to Class A Subordinate Voting Shares outstanding.

[c] Convertible Series Preferred Shares

Under U.S. GAAP, the Company would not have accounted for the Convertible Series Preferred Shares as part equity and part debt as required under Canadian GAAP. Under U.S. GAAP, the Convertible Series Preferred Shares would be shown at their face value outside of shareholders' equity and the entire non-cumulative dividend would be deducted from net income attributable to Class A Subordinate Voting and Class B Shares.

[d] Subordinated Debentures

Under U.S. GAAP, the Company would not have accounted for the Subordinated Debentures as part equity and part debt as required under Canadian GAAP. Under U.S. GAAP, the entire face amount of the debentures would be treated as a liability and the required interest payments would be recorded as interest expense.

Under Canadian GAAP, the gain or loss on translation of the Company's foreign currency denominated debenture interest obligation is deferred and amortized over the remaining life of the debt. Under U.S. GAAP, foreign exchange gains or losses on the entire face amount of the debentures would be recorded in income.

[e] Deferred Preproduction Costs

Under U.S. GAAP, the Company would have expensed all preproduction costs as incurred. The elimination of deferred preproduction costs also results in higher goodwill for U.S. GAAP purposes related to the acquisition of the remaining interest in the Conix Group (see note 2).

[f] Joint Ventures

Prior to the October 2000 acquisition of the remaining interest in the Conix Group (see note 2), the Company accounted for its 51% joint controlling interest in the Conix Group on a proportionate consolidation basis. For purposes of U.S. GAAP, this joint controlling interest would be accounted for by the equity method. Net income and retained earnings under U.S. GAAP are not impacted by the proportionate consolidation of jointly controlled entities.

[g] Derivative Instruments

The Company uses foreign exchange forward contracts to manage foreign exchange risk from its underlying customer contracts. In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of its future committed U.S. dollar and Euro outflows. Under Canadian GAAP, gains and losses on these contracts are accounted for as a component of the related hedged transaction. For periods up to and including July 31, 2000, gains and losses on these contracts were also accounted for as a component of the related hedged transaction under U.S. GAAP.

Effective August 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133 ("Statement 133"), "Accounting for Derivative Instruments and Hedging Activities", as amended, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Statement 133 requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. Statement 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

Effective January 1, 2002, the Company implemented a new treasury management system that complies with the new documentation requirements for hedge accounting under Statement 133. As a result, for the year ended December 31, 2001 and the five month period ended December 31, 2000 the Company's derivative portfolio is not eligible for hedge accounting despite the fact that management considers its portfolio to be an effective foreign currency risk management tool and an economic hedge of its future committed U.S. dollar and Euro outflows.

Accordingly, the Company has recorded a loss of $0.7 million in the year ended December 31, 2001 related to the Company's derivative portfolio for purposes of reconciling to U.S. GAAP (income in the five month period ended December 31, 2000 - $0.4 million). The Company recorded a cumulative loss adjustment to other comprehensive income of $0.8 million as of August 1, 2000 upon adoption of Statement 133.

The Company has reviewed its other commercial contracts outstanding as at December 31, 2001 and 2000 in relation to Statement 133 and has concluded that there are no embedded derivatives as defined in the Statement.

[h] Minimum Pension Liability

Under U.S. GAAP, the Company would have reported an additional minimum liability for employee future benefits since the accumulated benefit obligation for certain pension plans exceeds the projected benefit obligation. The offsetting effect of the additional minimum liability is reported as an adjustment to other comprehensive income.

[i] Global Exteriors Transaction

Under U.S. GAAP, the transaction costs related to the Global Exteriors Transaction would be expensed.

The reduction in stated capital of the Class A Subordinate Voting and Class B Shares to absorb the Company's retained earnings shortfall arising from the Global Exteriors Transaction would not impact the accounting value of the Class A Subordinate Voting and Class B Shares and retained earnings (deficit) as reported under U.S. GAAP.

[j] Revenue Recognition

In December 1999, the United States Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101").

In the normal course of business, the Company enters into arrangements with its customers to design, engineer, build or subcontract the building of tools, dies, moulds and production equipment and processes (collectively "tooling"). Under separately priced tooling contracts, such tooling is sold to the customer upon completion but is retained by the Company and used in subsequent related parts production. With the introduction of SAB 101, under U.S. GAAP, the in-house manufacture of tooling and the subsequent related parts production are regarded as a single arrangement. Previously, the Company recognized revenue from such tooling arrangements separately on completion of the tooling build. Effective August 1, 2000, for purposes of U.S. GAAP, the Company recognizes sales and related cost of sales for these tooling activities over the estimated life of the subsequent parts production arrangement. There was no impact to retained earnings as a result of the cumulative effect of adopting this new U.S. GAAP policy effective August 1, 2000.

For the year ended December 31, 2001 revenues and expenses under U.S. GAAP are lower by $5.0 million (five month period ended December 31, 2000 - $2.3 million) and $4.2 million (five month period ended December 31, 2000 - $2.3 million), respectively, and net income attributable to Class A Subordinate Voting and Class B Shares was lower by $0.5 million (five month period ended December 31, 2000 - nil).

During the year ended December 31, 2001, the Company recognized $5.6 million in sales and $5.1 million of cost of goods sold that was included in the cumulative effect adjustment as of August 1, 2000. During the five month period ended December 31, 2000, the Company recognized $2.6 million in sales and cost of goods sold that was included in the cumulative effect adjustment as of August 1, 2000.

[k] Change in Year End

As a result of the Company's change in year end to December 31 and the resulting five month transition year ended December 31, 2000, the Company is required to disclose the following comparative condensed consolidated statement of income for the five month period ended December 31, 1999 determined in accordance with Canadian GAAP:

[U.S. dollars in thousands]		Five month period ended December 31, 1999 [unaudited]
Sales	$	584,059
Operating income	$	39,340
Income before income taxes and minority interest	$	30,937
Net income	$	16,576
Net income attributable to Class A Subordinate Voting and Class B Shares	$	15,680

[l] Reporting Currency

Effective January 1, 2001, the Company adopted the U.S. dollar as its reporting currency. Prior to this change the Canadian dollar had been used as the Company's reporting currency. Under Canadian GAAP, the Company's financial statements for all periods presented through December 31, 2000 have been translated from Canadian dollars to U.S. dollars using the exchange rate in effect on January 1, 2001. Under U.S. GAAP, the financial statements for the periods prior to the change in reporting

currency must be translated to U.S. dollars using the current rate method, which method uses specific year end or specific annual average exchange rates as appropriate. The most significant differences arising from the application of the current rate method to the periods presented are the effects on net income and comprehensive income described in item (n) below and the effects on sales and cost of goods sold. Sales and cost of goods sold under U.S. GAAP were as follows:

[U.S. dollars in thousands]	Five month periods ended December 31, 2000	1999	Years ended July 31, 2000	1999
		[unaudited]		
Sales	$ 656,866	$ 593,274	$ 1,507,083	$ 1,323,760
Cost of goods sold	$ 537,941	N/A	$ 1,216,786	$ 1,089,106

[m] Cumulative Translation Adjustment

As described in note 10, under Canadian GAAP the Company recognized $2.8 million of its cumulative translation adjustment in income on the repatriation of $25 million from its United States operations. Under U.S. GAAP, the partial repatriation of a foreign investment does not result in the recognition in income of a portion of the cumulative translation adjustment. Under U.S. GAAP, the recognition in income of the cumulative translation adjustment occurs only upon the complete, or substantially complete, liquidation of a foreign investment.

[n] Statements of Income

The following table presents net income following U.S. GAAP:

[U.S. dollars in thousands]	Year ended December 31, **2001**	Five month periods ended December 31, 2000	1999	Years ended July 31, 2000	1999
			[unaudited]		
Net income attributable to Class A Subordinate Voting and Class B Shares under Canadian GAAP	**$ 60,641**	$ 18,022	$ 15,680	$ 47,834	$ 28,458
Adjustments (net of related tax effects):					
Amortization of discount on Convertible Series Preferred Shares	**9,276**	1,111	1,639	3,993	3,734
Return of capital on Convertible Series Preferred Shares	**(6,352)**	(1,382)	(810)	(3,301)	(3,087)
Deferred preproduction and contract costs	**1,868**	(2,288)	(337)	(660)	(4,858)
Foreign exchange gain (loss) on Subordinated Debentures	**(620)**	711	-	-	-
Amortization of goodwill	**(181)**	(68)	-	-	-
Derivative instruments	**(676)**	447	-	-	-
Transaction costs	**-**	(1,523)	-	-	-
Amortization of tooling income	**(526)**	-	-	-	-
Change in reporting currency	**-**	(115)	247	900	(188)
Cumulative translation adjustment	**(2,780)**	-	-	-	-
Income tax provision adjustment under the liability method	**-**	-	(152)	584	218
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP	**$ 60,650**	$ 14,915	$ 16,267	$ 49,350	$ 24,277
Earnings per Class A Subordinate Voting or Class B Share					
Basic	**$ 1.00**	-	-	-	-
Diluted	**$ 0.78**	-	-	-	-

[o] Comprehensive Income

The following table presents comprehensive income under U.S. GAAP:

[U.S. dollars in thousands]	Year ended December 31, **2001**	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Net income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP	**$ 60,650**	$ 14,915	$ 49,350	$ 24,277
Adjustments:				
Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign operations	**5,148**	(3,311)	11,753	11,033
Minimum pension liability	**(214)**	-	-	-
Cumulative adjustment at August 1, 2000 for the change in derivative instrument accounting	**-**	(821)	-	-
Comprehensive income attributable to Class A Subordinate Voting and Class B Shares under U.S. GAAP	**$ 65,584**	$ 10,783	$ 61,103	$ 35,310

[p] Balance Sheets

The following table presents significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under U.S. GAAP:

[U.S. dollars in thousands]	December 31, **2001**	2000	July 31, 2000
Fixed assets, net	**$ 481,698**	$ 496,093	$ 420,441
Goodwill, net	**73,792**	81,194	15,140
Other assets	**6,687**	7,837	2,647
Accounts payable	**179,738**	159,760	137,647
Future tax liabilities, net	**34,273**	34,359	31,055
Convertible Series Preferred Shares	**219,353**	233,303	100,752
Subordinated Debentures	**-**	90,042	-
Other long-term liabilities	**4,501**	2,168	-
Shareholders' equity			
Magna's net investment in MES/DET	**-**	-	205,683
Class A Subordinate Voting Shares	**184,402**	73,056	72,930
Class B Shares	**66,739**	66,739	66,739
Retained earnings (deficit)	**13,938**	(35,839)	65,744
Accumulated other comprehensive income (loss)	**1,344**	(3,590)	542
	$ 266,423	$ 100,366	$ 411,638

[q] Stock Based Compensation

The Company continues to measure compensation cost related to awards of stock options using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as permitted by Statement 123, "Accounting for Stock Based Compensation" ("Statement 123"). Under Statement 123, the Company is required to make pro forma disclosures of net income attributable to Class A Subordinate Voting and Class B Shares.

The fair value of the stock options is estimated at the date of grant using the Black-Scholes option valuation pricing model with the following weighted average assumptions:

[U.S. dollars in thousands]	Year ended December 31, **2001**	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Risk free interest rate	**2.5%**	6.0%	6.5%	5.2%
Expected dividend yield	**2.4%**	1.7%	1.7%	1.7%
Expected volatility	**26%**	28%	29%	26%
Expected life of options (years)	**5**	5	5	6

The Black-Scholes option valuation model, as well as other currently accepted option valuation models, was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

However, for purposes of pro forma disclosures, the Company's net income attributable to Class A Subordinate Voting and Class B Shares would have been:

[U.S. dollars in thousands]	Year ended December 31, **2001**	Five month period ended December 31, 2000	Years ended July 31, 2000	1999
Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	**$ 60,075**	$ 14,567	$ 48,605	$ 23,783
Pro forma earnings per Class A Subordinate Voting or Class B Share				
Basic	**$ 0.99**	-	-	-
Diluted	**$ 0.77**	-	-	-

[r] New Accounting Pronouncements

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards which have not yet been adopted due to delayed effective dates.

Canadian GAAP standards:

In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("CICA 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062").

CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

CICA 3062 requires the application of the non-amortization and impairment rules for existing goodwill and intangible assets, which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year.

In November 2001, the CICA issued Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments" ("CICA 3870"). CICA 3870 requires that certain types of stock based compensation arrangements be accounted for at fair value after January 1, 2002 giving rise to compensation expense. The Company has reviewed the new standard and concluded that it will have no impact on the Company's financial statements based on the nature of the Company's existing stock based compensation plan.

In December 2001 the CICA amended Handbook Section 1650 "Foreign Currency Translation" ("CICA 1650"). Under CICA 1650, gains and losses on translation of foreign currency long-term monetary liabilities are no longer deferred and amortized over the period to maturity. Instead, such gains and losses are recognized in income immediately. As at December 31, 2001, there were no gains or losses deferred on the Company's consolidated balance sheet.

U.S. GAAP standards:

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and No. 142, "Goodwill and Other Intangible Assets". These standards reflect the same accounting requirements as CICA 1581 and CICA 3062, respectively.

In addition, during 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

SFAS 143 requires that the legal obligations arising from the retirement of tangible long-lived assets, including obligations identified by a company upon acquisition and construction and during the operating life of a long-lived asset, be recorded and amortized over the asset's useful life using a systematic and rational allocation method. SFAS 143 is effective for fiscal years starting after June 15, 2001.

SFAS 144, which supersedes SFAS 121, is effective for fiscal years beginning after December 15, 2001. SFAS 144 provides guidance on differentiating between assets held for sale, and held for disposal other than by sale. Consistent with SFAS 121, SFAS 144 continues to require the same approach for recognizing and measuring the impairment of assets to be held and used.

The Company is currently reviewing CICA 1581, CICA 3062 and SFAS 141, 142, 143 and 144. The impact, if any, of these pronouncements on the Company's consolidated financial statements has not been determined.

22. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

officers and operations management

Officers

BELINDA STRONACH
Chairman of the Board

ALAN J. POWER
President and Chief Executive Officer

S. RANDALL SMALLBONE
Executive Vice-President, Finance and Chief Financial Officer

R. DAVID BENSON
Executive Vice-President, Secretary and General Counsel

DOUGLAS M. HARRISON
Executive Vice-President, Planning and Corporate Development

GREGORY J. WALTON
Executive Vice-President, Sales and Marketing

GUY R. JONES
Vice-President, Finance

DAVID M. ONGARO
Treasurer

Operations Management

TERRY L. BALL
President
Decoma Exterior Trim

ROBERT A. BROWNLEE
President
Fascia Operations

GERD BRUSIUS
President
European Operations

JAMES R. DROUILLARD
Vice-President
Engineering and Product Development

WILLIAM A. FREDERIKSEN
Vice-President and General Manager, Systems Integration

BOARD OF DIRECTORS


A
B
C
D

board of directors

A) NEIL G. DAVIS B.A., LL.B.
Partner, Davis Webb Schulze & Moon LLP
Neil Davis is a partner with the law firm of Davis Webb Schulze & Moon LLP where he practices in general law with emphasis on municipal, planning and environmental work and expertise in commercial real estate and corporate law. He also serves as Chairman of the Georgian Bay Trust Foundation, a Director of Community Care Access Centre of Peel, Past Governor of Sheridan College, Past Chair of leadership gifts for YMCA Capital Campaign, Past Director of a number of local community charities and social organizations. Mr. Davis has been a director of Decoma since April 16, 2001.

B) ROBERT J. FULLER (1) (2) (3) B. Com., LL.B., Q.C.
Senior Partner, Miller Thomson LLP
Robert J. Fuller is a partner in the law firm of Miller Thomson, a full service law firm with offices in Toronto, Markham, Edmonton, Calgary, Vancouver, Whitehorse and Washington, D.C. and affiliations throughout the world. His practice involves individual and corporate planning from a broad perspective, both domestic and international. He serves on the Boards of Directors of numerous companies. Mr. Fuller has been a director of Decoma since March 2, 1998.

C) JENNIFER J. JACKSON (1) (3)
President, Berger Jackson Capital Services Inc.
Jennifer J. Jackson is the President of Berger Jackson Capital Services, Inc. and a Principal of Berger Jackson Capital Management, LLC and Berger Jackson Capital L.P., general partners for the Berger Jackson group of private investment partnerships, providing investment and financial advice to individual, corporate and institutional clients. She has provided strategic direction and developed strategic relationships for a number of companies. Ms. Jackson has been a director of Decoma since March 2, 1998.

D) FRANK E. MACHER (2) B.S. MechEng, M.B.A.
Chairman and Chief Executive Officer, Federal-Mogul Corporation
Frank E. Macher is Chairman and Chief Executive Officer and a director of Federal-Mogul Corporation, one of the largest independent suppliers to the world's automakers. He has served on the Industry Manufacturing Advisory Council for Stanford University, the MIT Leaders for Manufacturing Council, and has been a member of the Board of Trustees of the Kettering University and the Detroit Historical Society. Mr. Macher has been a director of Decoma since January 6, 1999.

E) JOHN T. MAYBERRY (1) B.A.Psych, LL.D.
President and Chief Executive Officer, Dofasco Inc.
John T. Mayberry is the President and Chief Executive Officer and a director of Dofasco Inc., a major steel manufacturer located in Hamilton, Ontario. He is also a director of the Bank of Nova Scotia. He participates in a number of industry-related associations and is a director of the International Iron and Steel Institute, the American Iron and Steel Institute, the Canadian Steel Producers' Association and the Canadian Steel Trade and Employment Congress. Mr. Mayberry has been a director of Decoma since March 2, 1998.

F) JAMES NICOL LL.B., LL.M.
Chief Executive Officer, Tomkins PLC
James Nicol is a director and the Chief Executive Officer of Tomkins PLC, a world class global engineering and manufacturing group with market and technical leadership in air systems components, engineered and construction products and industrial and automotive. He was President and Chief Operating Officer of Magna International Inc. from February 2001 to January 2002. He founded Triam Automotive Inc., an automotive parts manufacturer, in 1994 and joined Magna's executive upon its 1998 acquisition of Triam. He served as Magna's Vice-Chairman until February 2001 and as a director until February 2002. He is currently a director of Intier Automotive Inc. and has been a director of Decoma since September 16, 1998.

G) ALAN J. POWER (3) B. Eng Mech
President and Chief Executive Officer, Decoma International Inc.
Alan J. Power is President and Chief Executive Officer of Decoma International Inc., a full service supplier of exterior vehicle appearance systems for the world's automotive industry. He has directed Decoma's global growth since becoming President in 1993, having commenced his career with the Magna group in 1987. In 1999, Mr. Power became a member of Top 40 Under 40 and in 2001 received the " Leader of the Year" award from the Canadian Plastics Industries Association. Mr. Power is a member of the Magna Technical Training Centre Advisory Committee and has been a director of Decoma since December 3, 1997.

H) BELINDA STRONACH
President and Chief Executive Officer, Magna International Inc.
Belinda Stronach is President and Chief Executive Officer and a director of Magna International Inc., a leading global supplier of technologically advanced automotive systems, components and complete modules. Ms. Stronach has been a director of Decoma since April 16, 2001 and was appointed Chairman on February 18, 2002.

I) DONALD J. WALKER (2) P. Eng.
President and Chief Executive Officer, Intier Automotive Inc.
Don Walker is President and Chief Executive Officer and a director of Intier International Inc., a leading global supplier of complete interior automotive modules. He sits on several Boards, including Magna International Inc., Tesma International Inc., Covisint (an e-business automotive exchange), the Yves Landry Technical Endowment Fund and the Humber College Foundation. He is past Chairman of the Automotive Parts Manufacturers Association, is Co-Chair of the Automotive Advisory Committee to the Federal Government of Canada and a member of the Ontario Jobs and Investment Board. In 1999, Mr. Walker received the Professional Engineers of Ontario Gold Medal Award and is a member of Top 40 Under 40 Awards in Canada. Mr. Walker has been a director of Decoma since December 3, 1997.


E
F
G
H
I

(1) Member of the Audit and Corporate Governance Committee
(2) Member of the Human Resources and Compensation Committee
(3) Member of the Health and Safety and Environmental Committee

historical financial summary

[thousands, except per share figures]	Years ended December 31, 2001	2000	Five month period ended December 31, 2000	Years ended July 31, 2000	1999	1998
EARNINGS		[unaudited]				
Sales	**$ 1,815,869**	$ 1,558,536	$ 663,340	$ 1,479,255	$ 1,332,584	$ 1,064,754
EBITDA (1)	**223,284**	176,880	70,889	170,478	127,543	121,592
Operating income	**141,909**	112,056	42,045	109,353	73,482	78,460
Financing expense (2)	**28,371**	22,275	9,341	21,471	20,201	15,696
Income before income taxes and minority interest	**116,011**	90,297	32,904	88,330	53,226	60,154
Net income	**68,832**	52,934	19,917	49,593	30,350	34,354
Net income attributable to Class A Subordinate Voting and Class B Shares	**$ 60,641**	$ 50,176	$ 18,022	$ 47,834	$ 28,458	$ 33,611
Earnings per Class A Subordinate Voting and Class B Share						
Basic	**$ 1.00**	-	-	-	-	-
Diluted	**$ 0.81**	-	-	-	-	-
Pro forma earnings per Class A Subordinate Voting and Class B Share (7)						
Basic	**-**	$ 0.79	-	-	-	-
Diluted	**-**	$ 0.67	-	-	-	-
CASH FLOWS						
Cash generated from operating activities before changes in non-cash working capital	**$ 160,710**	$ 130,444	$ 49,840	$ 127,651	$ 91,666	$ 90,632
Changes in non-cash working capital	**(920)**	(12,580)	(48,282)	(23,553)	7,668	(26,646)
Fixed and other asset and investment spending, net	**(73,231)**	(88,566)	(30,780)	(83,743)	(138,594)	(137,189)
Acquisition spending	**(14,864)**	(43,424)	(43,424)	-	-	(81,491)
Dividends						
Convertible Series Preferred Shares	**(11,085)**	(5,000)	(1,250)	(4,999)	(4,999)	(2,000)
Class A Subordinate Voting and Class B Shares	**(12,599)**	(6,610)	(1,725)	(6,037)	(4,599)	(862)
Cash generated from (used in) financing activities excluding dividends	**(3,099)**	47,602	83,735	(15,934)	30,107	218,269
Increase (decrease) in cash and cash equivalents	**$ 44,230**	$ 21,088	$ 7,809	$ (7,458)	$ (19,022)	$ 62,466

[thousands]	December 31, 2001	2000	July 31, 2000	1999
FINANCIAL POSITION				
Non-cash working capital (3)	**$ 204,768**	$ 194,592	$ 121,291	$ 101,270
Total assets	**1,169,159**	1,089,850	834,883	830,032
Cash and cash equivalents	**94,271**	50,041	42,232	49,690
Bank indebtedness	**159,959**	83,695	13,879	19,655
Long-term debt (including current portion) (4)	**27,508**	61,103	28,252	31,182
Debt due to Magna (including current portion) (5)	**364,488**	458,069	122,705	127,531
Minority interest	**-**	6,872	6,909	9,423
Shareholders' equity (6)	**$ 297,106**	$ 211,996	$ 419,430	$ 404,140

[unaudited] [thousands, except per share figures]	Three month periods ended December 31, 2001	September 30, 2001	June 30, 2001	March 31, 2001
QUARTERLY FINANCIAL INFORMATION				
Sales	**$ 466,379**	**$ 420,021**	**$ 485,419**	**$ 444,050**
EBITDA (1)	**57,707**	**45,568**	**65,854**	**54,155**
Operating income	**36,463**	**25,277**	**45,479**	**34,690**
Financing expense (2)	**6,121**	**6,547**	**7,315**	**8,388**
Income before income taxes and minority interest	**32,741**	**18,644**	**38,381**	**26,245**
Net income	**19,650**	**10,918**	**22,678**	**15,586**
Net income attributable to Class A Subordinate Voting and Class B Shares	**$ 16,479**	**$ 9,214**	**$ 20,735**	**$ 14,213**
Earnings per Class A Subordinate Voting and Class B Share				
Basic	**$ 0.24**	**$ 0.14**	**$ 0.38**	**$ 0.28**
Diluted	**$ 0.20**	**$ 0.13**	**$ 0.28**	**$ 0.21**

[unaudited] [thousands, except per share figures]	Three month periods ended December 31, 2000	September 30, 2000	June 30, 2000	March 31, 2000
QUARTERLY FINANCIAL INFORMATION				
Sales	$ 432,728	$ 358,961	$ 379,371	$ 387,476
EBITDA (1)	42,983	35,450	44,214	54,233
Operating income	24,680	19,736	28,823	38,817
Financing expense (2)	6,318	5,008	5,317	5,632
Income before income taxes and minority interest	18,371	14,823	23,741	33,362
Net income	10,545	9,592	12,338	20,459
Net income attributable to Class A Subordinate Voting and Class B Shares	$ 9,067	$ 9,175	$ 11,911	$ 20,023
Pro forma earnings per Class A Subordinate Voting and Class B Share (7)				
Basic	$ 0.14	$ 0.14	$ 0.18	$ 0.32
Diluted	$ 0.13	$ 0.13	$ 0.16	$ 0.25

(1) Refer to page 23 of this Annual Report for the Company's definition of EBITDA.
(2) Financing expense includes interest expense and amortization of discount on Convertible Series Preferred Shares.
(3) Non-cash working capital excludes cash and cash equivalents, bank indebtedness, current portion of long-term debt and current portion of debt due to Magna.
(4) Long-term debt includes debenture interest obligation.
(5) Debt due to Magna includes the liability component of the Convertible Series Preferred Shares.
(6) Shareholders' equity includes the equity portions of the Subordinated Debentures and Convertible Series Preferred Shares and Magna's net investment in MES and DET prior to the completion of the Global Exteriors Transaction.
(7) Refer to note 20 of the Company's consolidated financial statements included elsewhere herein.

investor information

CANADA

(Canadian dollars except volume) **(TSE)**

2001 Quarter*	Volume	High	Low	Close
1st	217,166	11.29	8.80	10.50
2nd	2,876,990	12.75	10.00	11.86
3rd	3,130,118	14.00	10.31	10.78
4th	2,445,970	15.97	10.35	15.85

2000 Quarter*	Volume	High	Low	Close
1st	252,573	11.25	10.00	10.15
2nd	237,538	11.75	8.85	11.50
3rd	156,494	12.25	10.25	11.50
4th	139,026	12.55	9.25	9.35

* Years ended December 31

UNITED STATES

(US dollars except volume) **(NASDAQ)**

2001 Quarter*	Volume	High	Low	Close
1st	42,230	7.00	6.00	6.75
2nd	37,070	8.00	6.50	7.64
3rd	82,295	9.11	6.55	6.75
4th	67,690	10.05	6.65	9.47

2000 Quarter*	Volume	High	Low	Close
1st	67,502	7.50	6.75	7.13
2nd	73,610	7.88	5.75	7.56
3rd	36,726	8.31	6.88	7.56
4th	102,816	8.25	6.00	6.13

TRANSFER AGENTS & REGISTRARS

Canada

Class A Subordinate Voting Shares
Computershare Trust Company of Canada, Toronto

United States

Class A Subordinate Voting Shares
Computershare Trust Company, Inc., Lakewood, Colorado

STOCK LISTINGS

Class A Subordinate Voting Shares
Toronto Stock Exchange - DEC.A
NASDAQ National Market - DECA

AUDITORS

Ernst & Young LLP
Toronto, Canada

PRINCIPAL BANKERS

Royal Bank of Canada
Citibank Canada
Toronto, Canada

INVESTOR INFORMATION

Shareholders seeking assistance or information about the Company are requested to contact:
S. Randall Smallbone
Executive Vice-President, Finance and Chief Financial Officer:
50 Casmir Court, Concord, Ontario, Canada L4K 4J5
Telephone: (905) 669-2888
Fax: (905) 669-5075

ANNUAL MEETING

Monday, May 6, 2002
at 3:00 p.m.
The Design Exchange
Toronto Dominion Centre
Ernst & Young Tower
234 Bay Street, 2nd Floor,
Toronto, Ontario, Canada

www.decoma.com

Decoma International Inc.
50 Casmir Court, Concord, Ontario
Canada L4K 4J5
Tel. 905.669.2888 Fax. 905.669.5075